 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 4, 1996

                                                       REGISTRATION NO. 333-228
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                            AMENDMENT NO. 3 TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                        MONEYGRAM PAYMENT SYSTEMS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

        DELAWARE                     6099                    84-1327808
     (STATE OR OTHER           (PRIMARY STANDARD            (IRS EMPLOYER
     JURISDICTION OF              INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                           7401 WEST MANSFIELD AVE.
                           LAKEWOOD, COLORADO 80235
                                (303) 716-6800
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                JOHN S. ZIESER
                                   SECRETARY
                        MONEYGRAM PAYMENT SYSTEMS, INC.
                              10825 FARNAM DRIVE
                             OMAHA, NEBRASKA 68154
                                (402) 222-7215
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                  COPIES TO:
          KEVIN F. BLATCHFORD                      BRUCE K. DALLAS
            SIDLEY & AUSTIN                     DAVIS POLK & WARDWELL
       ONE FIRST NATIONAL PLAZA                 450 LEXINGTON AVENUE
        CHICAGO, ILLINOIS 60603               NEW YORK, NEW YORK 10017
            (312) 853-7000                         (212) 450-4000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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

                               EXPLANATORY NOTE

  This Registration Statement contains two prospectus cover pages: one to be used for a prospectus in connection with a United States and Canadian offering (the "U.S. Prospectus") and one to be used for a prospectus in connection with a concurrent international offering (the "International Prospectus"). The International Prospectus will be identical to the U.S. Prospectus except that it will have a different front cover page. The front cover page to be used in the International Prospectus is located at the end of the U.S. Prospectus and has been labeled "Alternate Page for International Prospectus."

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Issued October 4, 1996

                                     LOGO
                                          Shares

                        MoneyGram Payment Systems, Inc.

                                  COMMON STOCK
                                  ----------
OF THE            SHARES OF COMMON  STOCK BEING OFFERED HEREBY,             ARE
BEING  OFFERED  INITIALLY  IN  THE   UNITED  STATES  AND  CANADA  BY  THE  U.S.
 UNDERWRITERS AND            ARE  BEING OFFERED  INITIALLY OUTSIDE  THE UNITED
 STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. ALL OF THE SHARES OF COMMON STOCK BEING OFFERED HEREBY ARE BEING SOLD BY INTEGRATED PAYMENT
  SYSTEMS  INC.  ("IPS"  OR  THE   "SELLING  STOCKHOLDER"),  A  WHOLLY  OWNED
  SUBSIDIARY  OF  FIRST  DATA  CORPORATION. SEE  "SELLING  STOCKHOLDER."  THE
   COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES OF COMMON STOCK OFFERED HEREBY. PRIOR TO THE OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE COMPANY. IT IS CURRENTLY
    ESTIMATED THAT  THE INITIAL  PUBLIC  OFFERING PRICE  PER SHARE  WILL  BE
    BETWEEN $   AND $  . SEE "UNDERWRITERS" FOR A DISCUSSION OF THE FACTORS
    CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE.
                                  ----------
     THE COMMON  STOCK HAS BEEN  APPROVED FOR
     LISTING ON  THE NEW YORK  STOCK EXCHANGE
      ("NYSE"), SUBJECT
       TO OFFICIAL NOTICE OF ISSUANCE, UNDER
                 THE SYMBOL "MNE."
                                  ----------

     SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR INFORMATION THAT SHOULD BE
                   CONSIDERED BY PROSPECTIVE INVESTORS.
                                  ----------
THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                  ----------
                              PRICE $      A SHARE
                                  ----------

                                                   UNDERWRITING   PROCEEDS TO
                                        PRICE TO  DISCOUNTS AND     SELLING
                                         PUBLIC   COMMISSIONS(1) STOCKHOLDER(2)
                                        --------  -------------- --------------
Per Share.............................  $            $              $
Total(3).............................. $            $              $

-----
  (1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

  (2) Before deducting expenses payable by the Selling Stockholder estimated at $2,100,000.
  (3) The Selling Stockholder has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an
      aggregate of             additional shares of Common Stock at the price
      to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts
      and commissions and proceeds to Selling Stockholder will be $      ,
      $      , and $      , respectively. See "Underwriters."
                                  ----------
  The shares of Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock will be made on or about
          , 1996 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                                  ----------
MORGAN STANLEY & CO.
     Incorporated
          CS FIRST BOSTON
                     LEHMAN BROTHERS
                                SMITH BARNEY INC.
          , 1996

                       [Collage of pictures of MoneyGram
                     advertisements (including billboards
                        and bus benches) as described
                      in "Business--Sales and Marketing"
                       and consumer money wire transfer
                      checks as described in "Business--
                        the Money Transfer Process."]


  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

  DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7 AND 10B-8 UNDER THE EXCHANGE ACT.

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

  FOR INVESTORS OUTSIDE THE UNITED STATES: NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY, THE SELLING STOCKHOLDER AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE ANY RESTRICTIONS AS TO, THE OFFERING OF THE COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.

                               ----------------

  Until            , 1996 (25 days after the date of this Prospectus), all
dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments of subscriptions.

                               ----------------

  Unless the context otherwise requires, references to the "Company" or "MoneyGram" are to MoneyGram Payment Systems, Inc. Prior to the consummation of the offering made hereby (the "Offering"), IPS will transfer to the Company certain assets and liabilities of its consumer money wire transfer service business marketed under the name "MoneyGram" (the "Business") (such transfer of assets and liabilities and the subsequent transition of the Business to the Company, being referred to herein as the "Transition"). The information contained in this Prospectus, unless otherwise indicated, gives effect to the Transition as if completed prior to the date hereof and assumes that the Company has owned and operated the assets acquired in the Transition as a separate legal entity during the periods presented.


                               ----------------

  In this Prospectus, references to "dollar" and "$" are to United States dollars, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions, and all areas subject to its jurisdiction.

  The following trademarks and service marks are mentioned in this Prospectus:
"American Express(R)" is a registered trademark of American Express Company; "First Data Corporation(R)" and "First Data(R)" are registered service marks of First Data Corporation; and "MoneyGramSM" and "MoneySaverSM" are service marks of the Company.

                               ----------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................    4
The Transition and Ongoing
 Relationship with First Data.......    9
Risk Factors........................   14
Use of Proceeds.....................   24
Dividend Policy.....................   24
Dilution............................   24
Capitalization......................   25
Selected Financial and Operating
 Data...............................   26
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   27
Business............................   39
Management..........................   56

                                                             PAGE
                                                             ----
                         Ownership of Capital Stock.........  60
                         Certain Relationships and Related
                          Transactions......................  62
                         Description of Capital Stock.......  69
                         Selling Stockholder................  71
                         Shares Eligible for Future Sale....  71
                         Certain U.S. Federal Income Tax
                          Considerations for Non-U.S.
                          Holders of Common Stock...........  72
                         Underwriters.......................  75
                         Legal Matters......................  78
                         Experts............................  78
                         Additional Information.............  78
                         Index to Financial Statements ..... F-1

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements, including the related notes thereto, appearing elsewhere in this Prospectus (the "Financial Statements"). Unless otherwise indicated, the information contained in this Prospectus assumes that the U.S. Underwriters' over-allotment option is not exercised. See "Underwriters." Prospective purchasers of the Common Stock offered hereby should carefully consider the factors set forth under "Risk Factors" as well as the other information contained in this Prospectus.

                                  THE COMPANY

OVERVIEW

  The Company is a leading non-bank provider of consumer money wire transfer services, with a strong, well-recognized brand-name. The Company accounted for approximately 16% of all consumer money wire transfer transactions worldwide in 1995. The Company offers customers the ability to transfer funds quickly, reliably, conveniently and at attractive prices through its network of agents
(each, a "MoneyGram Agent"), consisting of approximately        locations in
countries worldwide. MoneyGram Agents representing approximately   % of the
Company's revenues for the first nine months of 1996 are subject to long-term
contracts ranging in term from    to    years. MoneyGram targets its services
to individuals without traditional banking relationships, expatriates who send money to their country of origin, traditional bank customers in need of emergency money transfer services, tourists without local bank accounts and businesses that need rapid and economical money transfer services. The Company also provides cash advance and express bill payment services (including payments on revolving credit, time and personal loans) through many MoneyGram Agent locations in the United States.

  The number of MoneyGram Agent locations has grown from 11,600 in 1991 to
approximately        as of September 30, 1996. In 1995 and the first nine
months of 1996, the Company processed 5.4 million and     million transactions,
respectively, and transferred $1.6 billion and $    million total face amount
of funds, respectively. In 1995, total revenues were $137.1 million, total revenues from transaction fees excluding foreign exchange revenues and investment income ("Transaction Fee Revenues") were $93.8 million, foreign exchange revenues were $42.8 million and operating income was $29.7 million. In the first nine months of 1996, the Company's total revenues, Transaction Fee
Revenues, foreign exchange revenues and operating income were $     million,
$     million, $     million and $     million, respectively. Substantially all
of the Company's transactions originate in the United States. In 1995, 45% of the Company's transactions were between U.S. locations, 44% were from U.S. to Mexico locations and 11% involved one or more international locations other than Mexico.

  The Company generates substantially all of its foreign exchange revenue on its U.S. to Mexico transactions based on the difference between the cost of Mexican pesos at wholesale rates and the retail exchange rate charged to customers in such transactions. In addition to receive commissions, the Company pays fees to Banco Nacional de Mexico, S.A. ("Banamex"), the Company's primary receive-only MoneyGram Agent in Mexico, in an amount equal to one-half of the total foreign exchange revenues derived from U.S. to Mexico MoneyGram transactions received at a Banamex location.




CUSTOMERS AND MARKETS

  Consumers sending expatriate remittance funds and individuals without bank accounts are the two largest segments of repetitive money transfer customers. The Federal Reserve Board of Governors estimates that there are approximately 23 million households in the United States without traditional banking relationships. Additionally, industry analysts estimate that there are an increasing number of people who remit funds to their respective countries of origin on a regular basis.

  Consumer money wire transfer services provide customers with a convenient, rapid and secure method of sending money. The Company believes that consumer money wire transfer service providers and their agent networks offer significant advantages over alternative methods of sending money, including those provided by banks and the postal service, such as reliability and security, global accessibility of agents, speed, convenient hours, individualized services and customer flexibility.

  Non-bank consumer money wire transfer services are provided primarily by two global companies, MoneyGram and Western Union Financial Services, Inc. ("Western Union"), as well as several niche competitors. The Company estimates that in 1995 the industry processed 33 million non-bank consumer money wire transfer transactions worldwide, an increase of 29% over 1994, and representing a compounded annual growth rate of 22% since 1991. In 1995, the Company processed 5.4 million of the 33 million non-bank consumer money wire transfer transactions worldwide, representing approximately 16% of such transactions. Western Union accounted for approximately 81% of all such transactions worldwide in 1995. The Company believes the gross revenues generated from non-bank consumer money wire transfers in 1995 were $800 million on $9 to $10 billion in face amount of transferred funds.

  The United States currently originates more consumer money wire transfer transactions than any other country in the world. The Company expects that the majority of the future growth in the United States will occur in transactions that terminate in international locations. Money transfers from the United States to Mexico currently represent an important and growing component of the money transfer industry due to the large number of Mexican immigrants remitting money from the United States to Mexico.

  The Company believes international consumer money transfers will continue to grow through the end of the decade, primarily due to the combination of increased migration and greater consumer awareness. The Company believes that migration dynamics throughout Latin America, the Caribbean, Europe and Asia provide attractive growth potential for consumer money transfer services.









STRATEGY

  MoneyGram's objectives are to continue to grow as a leading provider of consumer money wire transfer services by offering competitive pricing and superior service and to develop and introduce other financial services. The Company has developed and has been pursuing the following strategy to capitalize on its competitive position in the growing market for consumer money transfer services:

  . Target Frequent Users of Money Transfer Services. The Company uses selected agent expansion in high-usage markets to ensure convenient access to its services for its target customers. The Company focuses its advertising and promotional campaigns in these high-usage markets to increase brand awareness and generate consumer trial and repeat usage of the MoneyGram service.

  . Offer Enhanced Value to Customers. The Company offers value-added features to its customers, including a free three-minute long distance phone call with most transactions and a free 10-word message to the recipient of the funds. As part of its marketing strategy, the Company has maintained its prices 20% to 30% below those of Western Union on frequently sent face amounts.

  . Increase Brand Recognition and Loyalty. The Company's advertising and promotional campaigns increase brand awareness and generate trial and repeat usage of the MoneyGram service. The Company also will continue to offer its MoneySaver card to increase loyalty to the MoneyGram service by providing frequent users a discount on future transactions.

  . Expand its Agent Network. The Company seeks to develop relationships with potential MoneyGram Agents that offer the optimal combination of location, existing service mix and commitment. The Company provides its agents with a number of support services, including product training, traffic building and cooperative advertising programs, as well as signage and personal computers for certain MoneyGram Agents.

  . Grow Internationally. The Company is expanding its presence in international markets, the next significant growth area for money transfer services, by focusing on particular corridors. The Company believes that future growth internationally should occur as migration continues and advertising and promotional efforts increase international awareness of the MoneyGram service. The Company will focus on countries with rapid growth rates or inefficient and expensive delivery systems and, when permissible, countries that currently are subject to U.S. trade embargoes.

  . Penetrate Additional Retail Network and Other Distribution Channels. The
   Company seeks to maintain a balanced and diversified MoneyGram Agent network. Potential outlets for U.S. network expansions are check cashers, postal and packaging outlets and supermarkets. The Company expects to expand its international MoneyGram Agent network primarily by adding travel agencies, bureau de change operations and banks.

  . Develop Other Related Payment Products and Services. The Company plans to offer complementary products and services through the MoneyGram Agent network, such as money orders and phone cards, and, in the future, may develop other related products, such as prepaid debit cards, secured credit cards and insurance products. The Company believes that by introducing new products it will generate additional revenues, as well as enhance the attractiveness of the MoneyGram service to potential agents and its target customers.

BACKGROUND

  The Business was started in 1988 by American Express Company ("American Express") and has been managed and operated by First Data Corporation ("First Data"), through its wholly owned subsidiary Integrated Payment Systems Inc. ("IPS"). The Company was incorporated in Delaware in January 1996 and was formed to acquire certain assets related to the Business prior to the consummation of the Offering. The sale of Common Stock offered hereby is being made in order to comply with the terms of the consent decree (the "Consent Decree") entered into between First Data and the Federal Trade Commission (the "FTC") in connection with First Data's merger with First Financial Management Corporation ("FFM"), the parent company of Western Union. The Company will not have conducted any business prior to the Offering. The Company's principal executive offices are located at 7401 West Mansfield Avenue, Lakewood, Colorado 80235 and its telephone number is (303) 716-6800.


                                  THE OFFERING

Common Stock offered by the Selling
 Stockholder:
  U.S. offering....................             shares
  International offering...........             shares
                                       ------------
    Total..........................             shares
                                       ------------
                                       ------------
Common Stock to be outstanding                  shares
 after the Offering(1).............
Use of proceeds....................  The Company will not receive any proceeds from the sale by the Selling Stockholder of
                                     the Common Stock in the Offering.
New York Stock Exchange symbol.....  MNE

--------

(1) Excludes           shares of Common Stock reserved for issuance under the
    Company's 1996 Stock Option Plan (          shares) and 1996 Broad-Based
    Stock Option Plan (          shares). It is anticipated that options to
    acquire approximately    shares and    shares of Common Stock will be
    granted under the 1996 Stock Option Plan and the 1996 Broad-Based Stock Option Plan, respectively, at an exercise price equal to 100% of the initial public offering price of the Common Stock offered hereby effective upon the consummation of the Offering. See "Management--Stock Plans" and "Shares Eligible for Future Sale."

                                  RISK FACTORS

  PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY CERTAIN MATTERS RELATING TO ANY INVESTMENT IN THE COMPANY. See "Risk Factors" on page 14 for a discussion of: Highly Competitive Industry; Competition with First Data; Dependence on Major MoneyGram Agents; Fluctuation of MoneyGram Agent Network; Factors Relating to Independence and Sale of the Company--Reliance on First Data, -- Conflicts of Interest with First Data, --Absence of Arm's-Length Negotiations, --Agreements between the Company and Western Union Regarding Certain Service Marks and --Loss of Use of American Express Name; Ability to Grow through New Products and Services; New Management Team; Extensive Regulation; Risk of Loss; Liquidity; Fluctuation in Quarterly Operating Results; Foreign Transactions Risks; Financial Statement Presentation; Antitakeover Matters; Absence of Prior Public Trading Market and Determination of Offering Price; Shares Eligible for Future Sale and IPS Intention to Sell All of its Common Stock; and Dilution.

                      SUMMARY FINANCIAL AND OPERATING DATA

  The following table sets forth summary financial data presented on a carve-out basis for the Transition and are derived from historical financial data of IPS. The financial data include allocations of operating and general and administrative expenses to the Company from IPS. Such allocations do not necessarily reflect the expenses that would have been or will be incurred by the Company operating as a stand-alone entity. Management of the Company believes that costs have been determined and allocated on a reasonable basis and all costs attributable to conducting the Business have been included in the Company's Financial Statements. In the opinion of management, such expenses would not be materially affected by the Company operating as a stand-alone entity. See Note 1 of the Notes to Financial Statements. The summary financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements appearing elsewhere in this Prospectus. The statement of operations data set forth below with respect to the years ended December 31, 1993, 1994 and 1995 and the balance sheet data at December 31, 1994 and 1995 are derived from, and are qualified by reference to, the audited Financial Statements appearing elsewhere in this Prospectus. Balance sheet data as of December 31, 1993 have been derived from audited financial statements not included in this Prospectus. The statement of operations data for the years ended December 31, 1991 and 1992 and balance sheet data as of December 31, 1991 and 1992 and June 30, 1995 are derived from unaudited financial statements not included in this Prospectus. Balance sheet data as of June 30, 1996 and statement of operations data for the six-month periods ended June 30, 1995 and 1996 are derived from, and are qualified by reference to, unaudited interim financial statements appearing elsewhere in this Prospectus. In the opinion of management, such unaudited interim financial statements include all adjustments (consisting only of normal recurring accruals) necessary for a fair and, except as noted below, consistent presentation, in accordance with generally accepted accounting principles, of such information. The financial and operating results for the six months ended June 30, 1996 are not necessarily indicative of the Company's results for any future interim period or the entire year.

                                                                             SIX MONTHS
                                  YEAR ENDED DECEMBER 31,                  ENDED JUNE 30,
                         ---------------------------------------------     ----------------
                           1991      1992     1993     1994     1995        1995     1996
                         --------  --------  -------  -------  -------     -------  -------
                           (IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES)
STATEMENT OF OPERATIONS
 DATA:
 Revenues:
 Fee and other.......... $ 17,735  $ 30,519  $48,815  $71,015  $94,242     $47,319  $57,253
 Foreign exchange.......      594     1,280    3,070   20,373   42,826      24,408   15,775
                         --------  --------  -------  -------  -------     -------  -------
   Total revenues.......   18,329    31,799   51,885   91,388  137,068      71,727   73,028
 Income (loss) before
  income taxes (1)......  (16,681)  (10,270)  (3,196)  19,411   29,656      21,916   13,530
 Net income (loss)...... $(11,009) $ (6,778) $(2,077) $12,176  $18,294     $13,519  $ 8,348
 Pro forma net income
  (loss) per common
  share (2)............. $         $         $        $        $           $        $
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Assets restricted to
  settlement of
  MoneyGram
  transactions.......... $ 11,338  $ 11,573  $12,827  $20,927  $26,010     $22,140  $22,533
 Fixed assets at cost,
  net of depreciation...      950     1,123    1,275    3,084    6,000       5,567    6,721
 Costs of acquiring
  Agent Contracts, net
  of amortization.......    3,369     2,864    1,956    3,401    7,979       3,814   14,594
 Total assets...........   16,561    16,009   16,502   28,583   41,618      32,999   45,704
 Liabilities relating to
  unsettled MoneyGram
  transactions..........   11,338    11,573   12,827   20,927   26,010      22,140   22,533
 Total liabilities......   15,455    14,996   17,358   35,411   40,449      33,301   35,069
 Stockholder's
  equity/(deficit)......    1,106     1,013     (856)  (6,828)   1,169        (302)  10,635
OPERATING DATA:
 Number of MoneyGram
  Agent locations (at
  end of period)........     11.6      13.1     14.1     16.0     17.2        16.9     16.4
 Percentage change......       11%       13%       8%      13%       8%(3)     N/A       (3)%(3)
 Number of transactions.      656     1,114    2,040    3,285    5,393       2,548    2,986
 Percentage change......      104%       70%      83%      61%      64%        N/A       17%

-------

(1) During the first quarter of 1995, the Company received a $2.5 million commission rebate from Banamex. The fourth quarter of 1995 includes $1.3 million of discretionary promotion-related payments to MoneyGram Agents. In addition, in order to comply with the Consent Decree, the Company spent approximately $6 million more than it otherwise would have for advertising in the fourth quarter of 1995. The Company incurred costs and expenses related to obtaining consents from MoneyGram Agents to permit the assignment of their Agent Contracts to the Company of $375,000 in the fourth quarter of 1995 and $450,000 in the six-month period ended June 30, 1996. Prior to 1996, the Company recorded advertising and promotion expenses based on transaction volumes for interim reporting purposes. Beginning in 1996, the Company recorded advertising and promotion expenses based on actual expenses incurred during the interim period. If the Company had continued to record advertising and promotion expenses based on transaction volumes, advertising and promotion expenses would have been approximately $1.5 million less for the first six months of 1996.
(2) Gives effect to the Company's issuance to IPS of            shares of
    Common Stock prior to the consummation of the Offering.

(3) During the last three months of 1995 and the first three months of 1996,
    four MoneyGram Agents representing     locations chose not to renew their
    Agent Contracts. In addition, the Company's efforts to add new MoneyGram Agents were hampered because, during this period, the Company's sales personnel spent the majority of their time obtaining consents for the assignment of Agent Contracts rather than focusing their efforts on expanding the MoneyGram Agent base.

            THE TRANSITION AND ONGOING RELATIONSHIP WITH FIRST DATA

  The Company was established to acquire, pursuant to the Transition, the consumer money wire transfer service business managed and operated by First Data, through First Data's wholly owned subsidiary IPS, under the name "MoneyGram" and has not previously carried on an active business. Because of the nature of consumer money wire transfer services, the Company will have significant ongoing relationships with First Data and its affiliates under which First Data and such affiliates will continue to own all of the contracts with the MoneyGram Agents (the "Agent Contracts") and will provide the Company with certain services. See "Certain Relationships and Related Transactions-- The Transition Agreements."

BACKGROUND

  On June 12, 1995, First Data entered into a merger agreement with FFM, the parent corporation of Western Union. Western Union is the principal competitor of the Company. The Company estimates that of the 33 million non-bank consumer money wire transfers processed worldwide in 1995, Western Union and the Company accounted for approximately 81% and 16%, respectively, of all such transactions.

  In order to obtain the FTC's approval of its merger with FFM, First Data entered into the Consent Decree dated January 19, 1996 with the FTC which requires First Data to divest the sales and marketing functions associated with the consumer money wire transfer business of the Company or Western Union by January 23, 1997, but allows First Data to continue to perform processing services for both businesses. In addition, on September 20, 1995 First Data and the FTC entered into an agreement (the "Hold Separate Agreement") under which First Data agreed to manage and maintain the Business as a separate, ongoing business, independent of all other First Data businesses, including Western Union. The Consent Decree and the Hold Separate Agreement require, among other things, that prior to the Transition, First Data will: (i) spend at least $24 million annually on advertising and promotion of the Business, provided that no less than $10 million is spent in any two consecutive quarters; (ii) pay 120% of the standard 1995 sales commission rates to the MoneyGram sales force for each MoneyGram Agent renewal and MoneyGram Agent recruitment; and (iii) operate the Business in the ordinary course so that, when divested, the Business will be capable of providing a consumer money wire transfer service substantially similar to that which had been provided under First Data.

  Upon the consummation of the Offering, the Consent Decree requires First Data to, among other things: (i) make available to the Company, at no additional cost and for a period of time of up to six months thereafter, such personnel, assistance and training from First Data as is reasonably necessary to transfer technology and knowledge of the Business; and (ii) refrain from entering into any contract to provide a consumer money wire transfer service with a selling MoneyGram Agent who has a contract with the Company to provide the MoneyGram service until the scheduled expiration of such contract (without giving effect to any contract extension or renewal provisions that become effective after the consummation of the Offering). See "Risk Factors-- Competition with First Data."

THE TRANSITION

  Following the signing of the Consent Decree and the Hold Separate Agreement, First Data decided to divest itself of the sales and marketing functions associated with the Business and to retain Western Union. Pursuant to this decision, First Data identified those operations and functions necessary to operate the Business as a stand-alone entity, including those assets and personnel to be dedicated solely to the Business, began reconfiguring the shared customer service centers so that IPS's leased facility in Lakewood, Colorado (the "Lakewood Facility") would be exclusively used in the Business and commenced the separation of information and services related to the Business within the IPS data center in Englewood, Colorado.

  In order to comply with applicable licensing requirements relating to the operation of a consumer money transfer business, IPS managed and operated the Business prior to the Transition under a management agreement with American Express Travel Related Services, Inc. ("TRS"), a wholly owned subsidiary of American Express (the "TRS Management Agreement"). The TRS Management Agreement provided that TRS, as holder of licenses and permits that are necessary to own and operate the Business (the "Required Licenses"), would own and execute all Agent Contracts and hold certain funds related to unsettled MoneyGram transactions (the "Fiduciary Funds"), and IPS would conduct the day-to-day operations of the Business and receive the net economic benefits therefrom. As contemplated by the TRS Management Agreement, IPS obtained the Required Licenses so as to be able to own and operate the Business in its own name. Consequently, prior to the consummation of the Offering, TRS, IPS and First Data will enter into an agreement that effects the assignment of substantially all of the Agent Contracts to IPS (the "TRS Assignment"), and IPS will begin performing all of the functions previously performed by TRS under the TRS Management Agreement in respect of such Agent Contracts. Those Agent Contracts that are not assignable at the time of the TRS Assignment will be terminated by IPS as required by the TRS Management Agreement. Following the Transition and the Offering, IPS, as holder of the Required Licenses, will own and execute all Agent Contracts and hold all Fiduciary Funds related thereto in accordance with the Operations Agreement described below. The Operations Agreement provides that IPS will assign all Agent Contracts to the Company at such time as the Company obtains the Required Licenses to own and operate the Business in its own name. The Company expects to obtain all Required Licenses within one year of the date hereof; however, no assurance can be given that the Company will obtain any or all such licenses.

 The Transition Agreements

  Pursuant to the Transition, the Company will enter into a Contribution Agreement (the "Contribution Agreement"), an Operations Agreement (the "Operations Agreement"), a Software License Agreement (the "Software License Agreement"), a Short-Term Working Capital Facility (the "Facility"), a Service Mark License Agreement (the "Service Mark License Agreement"), a Human Resources Agreement (the "Human Resources Agreement"), a Telecommunications Services Sharing Agreement (the "Telecom Agreement") and a Registration Rights Agreement (the "Registration Rights Agreement") (collectively, the "Transition Agreements"). Under the Transition Agreements, First Data or its affiliates will provide a source of liquidity for working capital purposes and certain licenses and services to the Company that are necessary to the operation of the Business. See "Certain Relationships and Related Transactions--The Transition Agreements."

  The Contribution Agreement. Prior to the consummation of the Offering, the Company, First Data and IPS will enter into the Contribution Agreement pursuant to which (i) IPS will contribute $12 million to the Company for general corporate purposes (the "IPS Cash Contribution") and (ii) IPS and certain of its affiliates will contribute certain assets to the Company (the "MoneyGram Assets"), which include, among other things, certain copyrights and trademarks (including the MoneyGram service mark), certain software used in connection with the Business, the economic benefits under the Agent Contracts, the customer service center operations of the Business, the leasehold interest in the Lakewood Facility and certain other personal property relating to the Business's operations, including computers and signage provided to MoneyGram Agents (collectively, the "Contribution"). The MoneyGram Assets will be contributed to the Company "as is, where is." In consideration of the
Contribution, the Company will issue and deliver to IPS             shares of
Common Stock. IPS currently holds 100 shares of the Company's Common Stock, which represent all of the currently issued and outstanding shares.

  As a result of the Transition, the tax basis (for federal income tax purposes) of the MoneyGram Assets will increase from their tax basis in the hands of IPS and certain of its affiliates at the time of the Contribution to their fair market value at that time. Such tax basis is generally expected to produce a tax benefit to the Company in future years through depreciation or amortization deductions or through decreased gain or increased loss on a disposition of any MoneyGram Asset. However, the "anti-churning" rules under
Section 197 of the Internal Revenue Code of 1986, as amended (the "Code"), might apply to disallow such amortization with respect to certain intangible assets of the Company. For financial accounting and reporting purposes, the Company will record a deferred tax asset (with a corresponding credit to capital surplus) for the tax effect of the difference between the net book value of the assets contributed and liabilities assumed in the Contribution and their tax basis. The amount of the net deferred tax asset which will be recorded at the time of the Contribution may be reduced by a valuation allowance which will be based upon management's judgment as to the likelihood of the

Company generating sufficient taxable income to realize the asset through future tax deductions. Furthermore, based on the advice of its own tax advisors, the Company may determine that it is not permitted to claim such amortization deductions on its tax returns. See "Certain Relationships and Related Transactions--the Transition Agreements--The Contribution Agreement-- Taxes."

  The Operations Agreement. Under the Operations Agreement, which has an initial two-year term, IPS or its affiliates will perform for the Company data processing services, management services, disaster recovery services for the Lakewood Facility customer service center, voice center services and certain corporate support services. The Company and First Data have agreed to schedules for fees and expenses which reflect First Data's good faith estimate of the actual cost of providing such services (including reasonable allocations of overhead expenses) calculated on a basis consistent with the determinations made in preparing the Financial Statements appearing elsewhere in this Prospectus. IPS has agreed to provide certain additional services under the Operations Agreement at the request of the Company. No assurances can be given, however, that the Company could not obtain such services at a lower cost from a third party. See "Certain Relationships and Related Transactions--The Transition Agreements--The Operations Agreement."

  The data processing services include, among other things, data processing, telecommunication management and data security management. The management services include those functions that IPS must perform in order for the Business to be in compliance with applicable licensing and other legal requirements (including anti-fraud and anti-money laundering functions) until such time as the Company has obtained the Required Licenses to own and operate a consumer money wire transfer service in its own name. Disaster recovery services will be provided by IPS for the Lakewood Facility customer service center in the event the center is damaged by fire, earthquake, power loss, telecommunications failure or similar events. Voice Center Services may entail servicing up to 30% of the Company's incoming voice calls through IPS' facility in Corpus Christi, Texas (the "Corpus Christi Facility"). Corporate support services (such as payroll, regulatory compliance, operations support, treasury and accounting services) will be provided until the Company can administratively assume performance of such services itself. Under the terms of the Operations Agreement, IPS will continue to be a party to all Agent Contracts and to hold all Required Licenses to operate the Business, while other activities relating to the Business, including pricing, selecting and negotiating with MoneyGram Agents, determining commissions to be paid to MoneyGram Agents and substantially all customer service center services, will be conducted by the Company. IPS will hold all Fiduciary Funds related to MoneyGram transactions and will be entitled to investment income thereon until such time as the Company operates the Business in its own name. IPS will pay to the Company, on a daily basis, an amount equal to Transaction Fee Revenues generated by the Business (excluding the Company's portion of foreign exchange revenues which will be paid by IPS to the Company on a monthly basis). The Company will pay to First Data, on a monthly basis, all amounts owed to First Data under the Operations Agreement.

  Under the Operations Agreement, the Company will be obligated to obtain all Required Licenses to operate the Business in its own name upon the earlier of the expiration of the initial two-year term or within 180 days after termination of the Operations Agreement in accordance with its terms. However, the Operations Agreement provides that, at the request of the Company in its sole discretion, IPS will negotiate in good faith to extend the term of the Operations Agreement or negotiate a similar arrangement with the Company, in either case upon such terms and conditions, including prices, to be agreed upon by the Company and IPS. The Company may terminate the Operations Agreement in its entirety or may terminate certain related groups of services offered thereunder, including data processing services, or, if the Company has obtained the Required Licenses and has converted its MoneyGram Agents, the management services, upon prior written notice within specified periods of varying lengths, none of which exceeds 90 days. In the event that the Company terminates the data processing services, the Company is obliged to provide IPS certain information required by IPS to perform its management services under the Operations Agreement. See "Certain Relationships and Related Transactions--The Transition Agreements--The Operations Agreement-- Termination."

  The Software License Agreement. The software used in connection with the Business is comprised of three components: personal computer based application software (the "PC MoneyGram Software") used by those MoneyGram Agents who have personal computers and enter transactions electronically; certain application software currently used by IPS to process all MoneyGram transactions (the "MoneyGram Application Software"); and certain other application software used in processing MoneyGram transactions, but which IPS also currently utilizes in processing its money order payment products (the "IPS Application Software"). The PC MoneyGram Software and the MoneyGram Application Software will be contributed to the Company pursuant to the Contribution Agreement. Pursuant to the Software License Agreement, IPS will grant to the Company, effective upon the termination of the data processing services under the Operations Agreement, a perpetual, assignable, nonexclusive, royalty-free license to reproduce, modify and use the IPS Application Software. In general, the Software License Agreement permits the Company to use the IPS Application Software exclusively in connection with the data processing and operational requirements of the Company in connection with the MoneyGram service; the Company is prohibited from using the IPS Application Software in connection with other payment products or services. However, IPS has agreed, at the request of the Company, to negotiate in good faith the terms (including royalties) of an expansion of such software license that would permit the Company to offer a money order product through MoneyGram Agents, but only for so long as IPS or its affiliates provide the data processing for such money order product. The Software License Agreement also requires the Company to obtain IPS's consent (not to be unreasonably withheld) prior to the assignment of its rights under the Software License Agreement, other than to a purchaser of substantially all of the Business. See "Certain Relationships and Related Transactions--The Transition Agreements--The Software License Agreement."

  The Short-Term Working Capital Facility. Prior to the consummation of the Offering, First Data and the Company will enter into the Facility pursuant to which the Company may borrow from time-to-time, on a revolving basis, an amount up to $20 million. Borrowings under the Facility will be unsecured and only may be used for working capital requirements of the Company. The interest rate on all outstanding borrowings under the Facility will be the prime rate, as announced by Chase Manhattan Bank, N.A., plus one percent. The Facility will terminate on January 15, 1997, at which time all outstanding borrowings thereunder would have to be repaid or refinanced by the Company. The Facility contains no commitment or other fees to be charged to the Company. The Facility contains covenants that limit or restrict the ability of the Company, without the consent of First Data, which will not be unreasonably withheld, to
(i) place liens on or otherwise encumber its assets and properties, (ii) to pay dividends, make other distributions or acquire its capital stock, (iii) dispose of property material to the Business or operations, (iv) merge or consolidate or acquire assets of any other person or entity, (v) make certain Investments (as defined therein), (vi) enter into certain transactions with affiliates and (vii) incur additional indebtedness for money borrowed. The Facility also will include terms, conditions, representations and warranties, indemnities, events of default and other provisions that are customary in such agreements. See "Certain Relationships and Related Transactions--The Transition Agreements--The Short-Term Working Capital Facility."

  The Service Mark License Agreement. Pursuant to the Service Mark License Agreement, Western Union will grant to the Company a non-exclusive and royalty-free license to use "The Better Way to Wire Money" and "Money in Minutes Worldwide" in English and certain other languages (but not Spanish) in certain countries, always accompanied by the word "MoneyGram" and to use "Wire Money in Minutes" in the United States in English, always accompanied by the word "MoneyGram." The Company will relinquish to Western Union any rights it may have in, and will be prohibited from otherwise using, these marks, as well as other specified marks Western Union uses. Western Union will covenant not to use "The Better Way to Wire Money" in English in certain countries, including the United States. Both the Company and Western Union will have a six-month period, beginning at the consummation of the Offering, during which non-conforming uses of the marks covered by the agreement will be permitted. Any non-conforming signage, including non-conforming signage installed during the transition period, may be used through the life of such signage. The Service Mark License Agreement has other terms, conditions and indemnities customary in such licensing agreements. See "Risk Factors--Agreements between the Company and Western Union Regarding Certain Service Marks" and "Certain Relationships and Related Transactions--The Transition Agreements--The Service Mark License Agreement."

  The Human Resources Agreement. First Data, IPS and the Company will enter into the Human Resources Agreement which defines the duties, obligations and liabilities of First Data and IPS and the Company with respect to the transition of employees from First Data and IPS to the Company. The Human Resources Agreement addresses the termination of such employees under First Data's pension, profit sharing and stock plans and welfare benefit plans (medical, dental, etc.) and their benefits as newly hired employees of the Company. Pursuant to the Human Resources Agreement, First Data, IPS and the Company have each agreed, for a one-year period from the consummation of the Offering, not to solicit or hire each other's employees. See "Certain Relationships and Related Transactions--The Transition Agreements--The Human Resources Agreement."

  The Telecommunications Services Sharing Agreement. First Data and the Company will enter into the Telecom Agreement which provides that First Data shall cooperate and use reasonable efforts to facilitate the provision of telecommunication services under First Data's agreements with its various long-distance telecommunication service providers to the Company and its affiliates, if any. The Telecom Agreement permits the Company to choose among such long-distance providers and to benefit from First Data's tariff rates. The Company, in exchange, will agree to use the telecommunication services provided by First Data's telecommunication service providers exclusively for all of the Company's and its affiliates' person-to-person telephone calls (both incoming and outgoing). The Telecom Agreement expires on December 31, 1998, unless earlier terminated for, among other things, breach by either party of its representations, warranties or agreements therein, bankruptcy or insolvency of a party or, at the Company's option, upon 60 days' written notice.

  The Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company has agreed to register under the Securities Act of 1933, as amended (the "Securities Act") (and applicable state securities laws), the shares of Common Stock held by the Selling Stockholder, if any, after the completion of the Offering. IPS has agreed that in the event the U.S. Underwriters' over-allotment option is not exercised in full, it will deposit any shares of Common Stock then-owned by it into an irrevocable voting trust (the "Trust") with Wachovia Bank of North Carolina, N.A., as trustee (the "Trustee"). Pursuant to the irrevocable voting trust agreement (the "Trust Agreement") among First Data, IPS and the Trustee, the Trustee will vote any shares of Common Stock subject to the Trust in the same proportion as all shares of outstanding Common Stock are voted by the other stockholders. The Trustee will also have the duty and the authority on behalf of IPS to dispose of such shares of Common Stock on or prior to January 23, 1997, in a manner advised by a nationally recognized investment banker, which may include Morgan Stanley & Co. Incorporated, or to donate such shares to a designated charity or charities on January 23, 1997 (unless the Trust is extended). See "Certain Relationships and Related Transactions--The Transition Agreements-- The Registration Rights Agreement."

                                 RISK FACTORS

  This Prospectus contains certain forward-looking statements within the meaning of the Federal Securities Laws. Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements due to a number of factors, including those set forth below and elsewhere in this Prospectus. Prospective investors should consider carefully the following factors in addition to the other information set forth in this Prospectus in evaluating an investment in the shares of Common Stock offered hereby.

HIGHLY COMPETITIVE INDUSTRY

  The consumer money transfer and other payment products industry is highly competitive. The principal methods of competition are price, advertising and the number and quality of agents and agent locations. Quality of service and service enhancements are, to a lesser extent, also competitive factors. The Company faces competition from other consumer money wire transfer service providers as well as from other payment products which offer consumers the ability to transfer funds to others. Non-bank consumer money wire transfer services are provided primarily by two global companies, MoneyGram and Western Union. The Company estimates that Western Union accounted for approximately 81% of the 33 million non-bank consumer money wire transfers processed worldwide in 1995 (compared to approximately 16% by the Company).

  Recently, competition has increased through the entry of new competitors or expanded services offered by existing competitors, particularly in the U.S. to Mexico market. Orlandi Valuta, a competitor in the Los Angeles to Mexico corridor, has expanded its U.S. presence to over 3,400 agents in California, Illinois, Texas and Florida, now offers a 10-minute service to Mexico and is contemplating offering a U.S. to U.S. service. The Company faces additional competition from the U.S. Postal Service which announced plans to offer two new money transfer products to Mexico in 1996. The U.S. Postal Service has joined the Eurogiro Network AS, which allows the U.S. Postal Service to send postal money order delivery information electronically to participating partner postal administrations (such as Mexico's postal service). Funds also may be wired to the receiving institution over this network. This "electronic money order" service will allow customers to quickly send their money orders to Mexico for pick up at the Mexican post office. In addition, the U.S. Postal Service currently is testing an electronic funds transfer system in California and Texas that will allow postal customers to wire money to Mexico to be received at Bancomer, S.A. ("Bancomer"), Mexico's third largest bank. Niche competitors who serve specific migratory corridors also compete with the Company, including several Mexican banks (such as Bancomer) which have recently begun to offer consumer money wire transfer services from the United States to Mexico, focusing on specific geographic locations with high densities of Mexican immigrants. Niche competitors are able to focus on particular geographic corridors and eliminate the expenses associated with maintaining nationwide and worldwide agent networks.

  The Company also faces competition from providers of other payment products. Banks, other financial institutions and credit card companies provide similar services. Some financial institutions in the United States have announced plans to expand such services or offer consumer money wire transfer services for non-bank customers. The Company also faces competition from automated teller machines and similar retail electronic networks that could allow consumers to transfer funds to others. The Company also competes with providers of money orders purchased through IPS, Western Union agents, the United States Postal Service, currency exchanges, supermarkets, convenience stores and other retail outlets. Money orders generally are less expensive than consumer money wire transfer services and are available to customers through more extensive distribution networks.

  A significant portion of the Company's growth in revenues and transaction volumes prior to 1996 resulted from promotional discounting of its prices, which has reduced the Company's profit margins. Customers typically increase usage during promotion periods, but also transmit smaller amounts of money per transaction with a resulting lower average fee per transaction. Historically, the Company's transaction volumes have increased during price promotions and, although transaction volumes decline when the price promotion ends, they consistently remain above pre-promotion levels. There can be no assurance as to what the Company's competitors will do in the future in terms of pricing, nor can there be any assurance that the Company will be able to continue to price below such competitors (particularly niche competitors, such as Mexican banks establishing consumer wire transfer service locations in high-use areas in the United States) or offer frequent and substantial promotions. Future price competition could further reduce the Company's profit margins (without any increase in transaction volume). As the MoneyGram service increases its brand name recognition and transaction volumes increase, the Company has in 1996, and currently intends to continue, to reduce the number, scope, duration and level of discounting of its price promotions compared to 1995 and 1994.

  Many of the Company's competitors, including Western Union, have, and potential competitors may have, significantly greater financial, technological and marketing resources than the Company. No assurances can be given that such competitors will not use such resources to compete more aggressively by expanding their agent networks, funding substantial advertising campaigns, adding enhanced customer services and/or reducing prices, that the Company will be able to compete successfully against current or future competitors or that such competition will not have a material adverse effect on the Company's business, operating results or financial condition. See "Business--MoneyGram Pricing and Fees," "--Sales and Marketing" and "--Competition."

COMPETITION WITH FIRST DATA

  Following the Offering, the Company will compete directly with First Data and Western Union, subject only to limited non-solicitation protections provided by the Consent Decree. Although the Consent Decree prohibits First Data from entering into a consumer money wire transfer service contract with a MoneyGram Agent prior to the scheduled expiration of its Agent Contract, First Data and Western Union may sign a consumer money wire transfer service contract with any MoneyGram Agent whose Agent Contract is terminated in accordance with its terms. If MoneyGram fails to comply with the terms of any Agent Contract, the MoneyGram Agent may terminate the Agent Contract, in which case First Data and Western Union are permitted under the Consent Decree to sign such agent to a Western Union agent contract.

  In addition, the scope of the Consent Decree is limited in certain respects. Specifically, the non-solicitation provisions of the Consent Decree described above do not limit First Data or Western Union from entering into contracts with MoneyGram Agents to provide services utilizing automatic teller machines and other point of sale devices, transactions involving debit cards, cash advances utilizing credit cards, home banking, prepaid telephone and cash cards, money orders and utility bill payment services. First Data and Western Union therefore can offer such products in direct competition with the Company, unrestricted by the Consent Decree. In addition, First Data is unrestricted in its use of the IPS Application Software, including in connection with conducting the operations of Western Union and developing other products. Finally, certain senior managers of First Data, who previously exercised direction and control over the Business, will remain as senior managers of First Data with responsibility for, among other things, the operations of Western Union. Moreover, other than pursuant to the confidentiality provisions in the Hold Separate Agreement, First Data is not restricted or precluded from applying its historical knowledge of the Business to its management of Western Union, which may enhance Western Union's ability to compete with the Company.

  Western Union is likely to use its significantly greater financial, technological and marketing resources to compete vigorously with the Company in the consumer money wire transfer services industry, including by signing terminated MoneyGram Agents, and may launch new products that compete with the consumer money wire transfer service offered by the Company. Such competition may have a material adverse effect on the Company's business, operating results or financial condition. See "Business--Competition."

DEPENDENCE ON MAJOR MONEYGRAM AGENTS

  In 1995, the Company's top 10 selling MoneyGram Agents, representing approximately 2,500 agent locations, accounted for approximately 42% of the Company's transaction volume and 43% of the Company's Transaction Fee Revenues. In the first nine months of 1996, the Company's top 10 MoneyGram
Agents, representing approximately     locations, accounted for approximately
  % of the Company's transaction volume and   % of the Company's Transaction
Fee Revenues for the first nine months of 1996. The Company
has long-term contracts that expire no earlier than       with    of its 1996
top 10 MoneyGram Agents, representing approximately       locations and
accounting for approximately   % of the Company's transaction volume and   %
of the Company's Transaction Fee Revenues for the first nine months of 1996. Each of the two top 10 MoneyGram Agents in 1995, Banamex and the Chicago Currency Exchange, was involved in transactions representing over 10% of the Company's total revenues. In 1995, 46% of funds transferred and 44% of all transactions processed by the Company were sent by MoneyGram Agents located in the United States and received by MoneyGram Agents located in Mexico. Banamex, the Company's primary MoneyGram Agent in Mexico (receive only), represented approximately 71% of the Company's approximately 1,000 agent locations in Mexico, accounted for 97% of the Company's approximately 2.4 million total receive transactions in Mexico and generated $42.4 million in foreign exchange revenues (representing 31% of total revenues) during 1995. The Agreement with Banamex expires in April, 2002. The Chicago Currency Exchange (consisting of approximately 85 separate Agent Contracts with owners of Chicago Currency Exchange locations which expire in 2000 or 2001) in the aggregate initiated send transactions that generated approximately 15% of the Company's total Transaction Fee Revenues in 1995. In addition, in the first nine months of 1996, Ace Cash Express ("Ace") also was involved in transactions representing over 10% of the Company's total revenues for the period. Ace has
locations which initiated send transactions that generated approximately    %
of the Company's total Transaction Fee Revenues in the first nine months of 1996. The Agent Contract with Ace expires in 2000. The loss of, or significant reduction in, business from one or more of the Company's significant MoneyGram Agents, including Banamex, Ace and the Chicago Currency Exchange, could have a material adverse effect on the Company's business, operating results or financial condition. See "Business--The MoneyGram Agent Network."

FLUCTUATION OF MONEYGRAM AGENT NETWORK

  The MoneyGram Agent network recently has experienced a net decrease in MoneyGram Agents. This decrease resulted from normal turnover, as well as extraordinary circumstances arising from the Transition. From October 1995 to March 1996 (the "Consent Period"), the MoneyGram Agent sales force dedicated a significant amount of time and effort to obtaining consents from MoneyGram Agents to the assignment of their Agent Contracts. During the Consent Period, the Company lost four significant MoneyGram Agents: Revco, D.S., Inc. ("Revco"), Greyhound Lines, Inc., Food 4 Less Supermarkets, Inc. and the Pantry. Two of these four MoneyGram Agents were among the top 10 MoneyGram Agents in 1995. While these four MoneyGram Agents collectively represented 1,749 locations at December 31, 1995 (10.2% of the total number of MoneyGram Agents at such date), the percentage of total transactions and total revenues attributable to these agents was only 6.8% and 5.3%, respectively. The loss of these four MoneyGram Agents has contributed to the decline in the total number
of MoneyGram Agents from 17,200 at December 31, 1995 to        at September
30, 1996. The Company believes that this decline resulted primarily from the MoneyGram Agent sales force's focus on obtaining consents during the Consent Period rather than focusing their efforts on maintaining and expanding the agent base, as well as from normal attrition. Also as a result of the Transition, the 450 American Express Travel Services Offices (the "TSOs") no longer serve as MoneyGram Agents. The loss of the TSOs decreased the number of countries covered by the MoneyGram Agent network by 11. Although the MoneyGram Agent network has begun to grow through the addition of new MoneyGram Agents, there can be no assurance that the MoneyGram Agent network will continue to grow, the failure of which could have a material adverse effect on the Company's business, operating results or financial condition. See "Business-- The MoneyGram Agent Network."

FACTORS RELATING TO INDEPENDENCE AND SALE OF THE COMPANY

  Reliance on First Data. The operating success and viability of the Company are dependent upon the performance by First Data or its affiliates of their obligations under the Transition Agreements. Therefore, the breach or termination of the Operations Agreement, the Software License Agreement or the Service Mark License Agreement could have a material and adverse affect on the Company's business, operations or financial condition. There can be no assurance that the Company would be able to arrange an alternative source of such services or support, access to software capable of performing functions equivalent to the IPS Application

Software or a source of working capital provided under the Transition Agreements upon comparable terms (including prices) or at all. Moreover, until such time as the Company has obtained the Required Licenses and title to the Agent Contracts has been assigned to the Company by IPS, the Company will be precluded from operating the Business other than under the Operations Agreement or an extension thereof. Under the Operations Agreement, IPS has agreed, at the request of the Company in its sole discretion, to negotiate in good faith to extend the Operations Agreement or negotiate a similar arrangement with the Company, in either case upon such terms and conditions, including prices, to be agreed upon by the parties. Although the Company expects to procure all of the Required Licenses within one year of the date hereof, there can be no assurance that any or all Required Licenses will be obtained in a timely manner or that, upon the failure to do so, First Data and the Company will agree to extend the Operations Agreement. See "Certain Relationships and Related Transactions--The Transition Agreements."

  Conflicts of Interest with First Data. Conflicts of interest between First Data and the Company could arise as a result of First Data's ownership of Western Union, on one hand, and the obligations of First Data and its affiliates under the Transition Agreements, on the other hand. See "Certain Relationships and Related Transactions--The Transition Agreements." After giving effect to the Offering, IPS will continue to own approximately 13% of the outstanding shares of Common Stock (assuming the U.S. Underwriters do not exercise their over-allotment option), which could result in IPS being the Company's largest single stockholder, as well as IPS being deemed an "affiliate" of the Company. However, IPS will not have any designated directors on the Board of Directors of the Company or any other rights or preferences as compared to any other stockholder of the Company, other than any it may have by virtue of the number of shares of Common Stock it owns or under the Registration Rights Agreement. In addition, if the U.S. Underwriters' over-allotment option is not exercised in full and IPS continues to own Common Stock following the Offering, IPS will deposit such Common Stock into the Trust and will have no ability to direct or influence the manner in which such Common Stock is voted or sold. See "The Transition and Ongoing Relationship with First Data," "Certain Relationships and Related Transactions--The Transition Agreements--The Registration Rights Agreement" and "Selling Stockholder."

  Absence of Arm's-Length Negotiations. While management of the Company has participated in the preparation and negotiation of the Transition Agreements, none of the Transition Agreements were the result of third party, arm's-length negotiations. However, the fees and expenses to be paid by the Company for services to be performed by First Data and its affiliates under the Operations Agreement reflect First Data's good faith estimate of the actual cost (including reasonably allocated overhead expenses) of providing such services, calculated on a basis consistent with the determinations made in preparing the Financial Statements appearing elsewhere in this Prospectus. No assurances can be given that the Company could not obtain such services at a lower cost from a third party. See "Certain Relationships and Related Transactions--The Transition Agreements--The Operations Agreement."

  Agreements between the Company and Western Union Regarding Certain Service Marks. The Company uses certain service marks in the Business, including "MoneyGram," "The Better Way to Wire Money," "Wire Money in Minutes" and "Money in Minutes Worldwide." Many of these marks have been refused initial registration by the U.S. Patent and Trademark Office or are being used concurrently by Western Union, the Company's principal competitor.

  IPS has registered "MoneyGram" in certain countries and has applications pending to register the mark in the United States and in substantially all other countries in which the Company is conducting, or intends imminently to conduct, business. In the United States and in certain other countries, the trademark examiners initially have refused to register "MoneyGram" on the grounds that it is merely descriptive of the service. The Company intends to defend vigorously the registrability of "MoneyGram." However, no assurance can be given that "MoneyGram" will be registered in any country where applications are pending.

  Western Union is using, among other marks, "The Best Way to Send Money" and "The Fastest Way to Send Money" and has registered these marks in the United States and in other countries. IPS applied to register "The Better Way to Wire Money" in the United States, and the U.S. trademark examiner rejected the application due to Western Union's prior registrations for said marks.

  Western Union uses "Money in Minutes" and has registered this mark in the U.S. and has applied to register the mark in certain other countries. IPS applied to register "Wire Money in Minutes" in the United States and expects that the U.S. trademark examiner will reject IPS's application due to Western Union's prior United States registration.

  The Company and Western Union have no current dispute regarding the Company's use of "The Better Way to Wire Money," "Wire Money in Minutes" or "Money in Minutes Worldwide," and the two entities have concurrently used these or similar marks for some time. However, the Company's and Western Union's respective rights to these marks and to similar marks are unsettled. Consequently, the Company and Western Union will enter into the Service Mark License Agreement at or prior to the consummation of the Offering. No assurances can be given about the effect, if any, of entering into such arrangements concerning such marks, or of the inability to use certain marks in Spanish, may have on the Business or the Company's operating results or financial condition. See "Business--Proprietary Rights and Trademarks" and "Certain Relationships and Related Transactions--The Service Mark License Agreement."

  No assurances can be given about the effect that any dispute between the Company and Western Union over the use of one of these marks, an adverse resolution of such a dispute, if any, or the loss of any service mark of the Company, would have on the Business or the Company's operating results or financial condition.

  Loss of Use of American Express Name. Prior to the Transition, IPS has managed and operated the Business and other IPS payment products under the TRS Management Agreement. Under the TRS Management Agreement, IPS is permitted to use the American Express name and logo in connection with the marketing of the MoneyGram service. The TRS Management Agreement contemplates that IPS would phase out the use of the American Express name and logo by April 1997. IPS already has commenced such phase out, for instance, in certain of its advertising and promotions of the MoneyGram service. Upon the transfer of the Agent Contracts from TRS to IPS in connection with the Transition, neither IPS nor the Company will be permitted to use the American Express or TRS name or logo in connection with advertising or promotion of the MoneyGram service, except in certain point-of-sale advertising at MoneyGram Agent locations for a limited period of time. No assurances can be given that the loss of the use of the American Express or TRS name and logo will not have a material adverse effect on the Company's business, operating results or financial condition.

ABILITY TO GROW THROUGH NEW PRODUCTS AND SERVICES

  To enhance its growth prospects, the Company intends to expand its business by, among other things, (i) targeting frequent users of money transfer services, (ii) increasing brand recognition and loyalty, (iii) providing enhanced value to customers, (iv) growing internationally, (v) expanding its agent network, (vi) penetrating additional retail and other distribution channels and (vii) developing other related payment products and systems. This growth strategy will require increased expenditures. Among the related payment products the Company intends to develop is a money order product. IPS has agreed, pursuant to the Operations Agreement, to negotiate in good faith the terms of additional data processing and other services to be provided by IPS and its affiliates in respect of a money order product offered by the Company, initially in the names of IPS (as the licensed entity) and the Company and, at such time as the Company has obtained all necessary licenses to offer such product, a money order product offered by the Company in its own name, all at rates not greater than then-current market rates. The Company's ability to develop new products other than money orders may be hindered by the limited scope of the license granted under the Software License Agreement. Under the Software License Agreement, the Company will only have the right to use the IPS Application Software in connection with the MoneyGram service, and will be prohibited from using such software for other payment instruments or services without the prior approval of IPS. If the Company desires expanded use of the IPS Application Software for new products other than money orders, IPS has agreed to negotiate the price and terms thereof in good faith. There can be no assurance that the Company and IPS will reach any such agreement, that the Company could not obtain the required services or software elsewhere at a more favorable rate or, in the absence of such an agreement, the Company will be able to develop its own money order or other new products in an expedited fashion.

  Aspects of the Company's operations depend upon intellectual property subject to patents or copyrights owned by, and licensed from, third party providers such as software and telecommunications products. The Company believes it currently has licenses or other protection in regard to all such intellectual property. However, should the Company offer new or additional services, products or programs or alter the current method of operating the Business, the Company may engage in activities not covered by its current licenses and agreements. There can be no assurance that in the process of expanding its product base, the Company will not require additional or expanded licenses from third party providers. While the Company believes that such licenses are readily available, there can be no assurance that the Company will not incur additional expenses to obtain such licenses.

NEW MANAGEMENT TEAM

  Certain members of the Company's senior management group, including Mr. Calvano, the Chairman and Chief Executive Officer, Mr. Fowler, the Executive Vice President and Chief Financial Officer, Mr. Friedman, the Executive Vice President--Operations, and Ms. Kenyon, the Secretary and General Counsel began working with the Company in February, September, April and July of 1996, respectively, and have only had the opportunity to work together with the existing management team since then. In addition to other executive management positions with other companies, Mr. Calvano previously served as president and chief operating officer of Western Union from June 1991 through May 1993 and Mr. Friedman previously served as chief financial officer of Western Union from November 1994 through March 1996. Other senior sales and marketing managers of the Company formerly held the same or similar positions while managing the Business at IPS. Nevertheless, there can be no assurance that the Company's management group will be successful in managing the operations of the Company or be able to implement effectively the Company's business and expansion strategy. In addition, none of the key senior management personnel have an employment agreement with the Company. See "Management."

EXTENSIVE REGULATION

  The Business is subject to supervision and regulation under state and federal laws and regulations, as well as regulation by foreign governments. The Company will be required, among other things, to obtain and maintain licenses in 43 states, the District of Columbia and Puerto Rico. Potential licensees such as the Company generally must meet certain financial requirements and provide security (such as bonds). In addition, licensees are generally subject to certain reporting requirements and, in some cases, audits. Failure to obtain or maintain a license in a particular state could preclude the Company from offering the MoneyGram service in that state or subject the Company to fines and penalties under state law. The Business also is subject to federal regulation, including the Bank Secrecy Act (the "BSA") and the Money Laundering Control Act of 1986 (the "MLCA"), which were adopted to combat "money laundering" via financial institutions, including money transmitters such as the Company and MoneyGram Agents. In addition, some foreign countries have regulations applicable to the Business. Such regulation includes both international anti-money laundering initiatives and local regulation of money transmission. Certain countries currently, or in the future may limit consumer money transmission activities (as principal and/or agent) to banks or similarly licensed financial institutions. Such restrictions may limit who the Company can utilize as an agent, require the Company to conduct the Business through a licensed entity or prohibit the Company altogether from conducting the Business in such country. While the Mexican government has enacted legislation which criminalizes money laundering, Mexico currently does not require any special license to engage in the consumer money wire transfer business.

  The failure to comply with the laws or regulations to which the Business is subject, adverse changes in the interpretation thereof or the adoption of more stringent laws or regulations could have a material adverse effect on the Company's business, operating results or financial condition. See "Business-- Regulation and Licensing."

RISK OF LOSS

  The Company's operations are dependent on its ability to protect its customer service center and other processing operations against damage from fire, earthquake, power loss, telecommunications failure or similar events. The Company's voice center and other customer service operations are located in its Lakewood Facility, although up to 30% of the inbound voice calls may be routed through the Corpus Christi Facility in order to insure that the Company will have adequate redundancy in its customer service system. First Data and its affiliates will provide disaster recovery services for the Company's voice center during the term of the Operations Agreement at First Data's facilities in Englewood, Colorado, and, for such time as the Company chooses to route inbound voice calls through the Corpus Christi Facility, at the Corpus Christi Facility. The Company may determine in the future to obtain such services from a third party. However, no assurance can be given that the disaster recovery services selected by the Company, either from First Data or a third party, will be adequate, and operations may still be interrupted, even for extended periods. Any damage or failure that causes interruptions in the Company's operations could have a material adverse effect on the Company's business, operating results or financial condition. The Operations Agreement does not provide for consequential damages for the Company in the event that either the customer service center or the data processing disaster recovery services are inadequate and the Company incurs resulting losses. The Company's property and business interruption insurance may not be adequate to compensate the Company for all losses that it could incur. See "Business--Operations."

LIQUIDITY

  The Company's initial sources of liquidity will be the IPS Cash Contribution, cash generated from operations and the Facility. In the event that the IPS Cash Contribution and internally generated funds from operations are not sufficient to meet the Company's liquidity requirements, the Company will be dependent upon First Data under the Facility to provide working capital funds until such time as the Company generates sufficient cash flow from operations or the Company can replace the Facility with a credit facility with a third party. The Facility will terminate on January 15, 1997 (unless extended by First Data at its option), at which time all outstanding borrowings thereunder would have to be repaid or refinanced. There can be no assurance that the Facility will be extended or refinanced. In addition, the Facility contains terms and conditions, including certain restrictive covenants, customary in such agreements. See "Certain Relationships and Related Transactions--The Transition Agreements--The Short-Term Working Capital Facility." Although the Company believes it can refinance or replace the Facility prior to its termination, if necessary, no assurances can be given that it will be able to do so in a timely manner. In such event, and if the IPS Cash Contribution and internally generated funds from operations are not sufficient for working capital needs, the Company would be required to seek other sources of liquidity, if available.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company's Transaction Fee Revenues and foreign exchange revenues fluctuate on a quarterly basis and, to a lesser extent, reflect some seasonal variations in transaction volumes. Transaction Fee Revenues fluctuate based in part upon whether the Company is offering a price discounting promotion. These promotions are a part of the Company's growth strategy. Customers typically increase usage during price promotions, but also usually transmit smaller amounts of money per transaction, with a resulting lower average fee per transaction. The lower average fee per transaction during promotions historically has been partially offset by corresponding increases in transaction volume. Foreign exchange revenues fluctuate based upon the volatility in the spread earned between wholesale and retail exchange rates on foreign exchange transactions (primarily to Mexico). These exchange rates are affected by volatility of foreign currencies, particularly the Mexican peso, and the face amount of transactions sent outside the United States, primarily to Mexico. Seasonal factors such as holidays, migrant worker remittances, which are higher in the summer and fall, and emergency transfers to travelers, which are higher during the summer, also affect the Company's quarterly results of operations.

FOREIGN TRANSACTIONS RISKS

  Approximately 75% of the Company's total revenues (including foreign exchange revenues) in each of 1994 and 1995 and 70% of total revenues in the first six months of 1996 were derived from consumer money wire transfer service transactions involving either a receiving or sending party (or both) located outside of the United States (primarily U.S. to Mexico transactions). The Company generates foreign exchange revenues on U.S. to international transactions (primarily Mexico) due to the difference in the cost of foreign currencies at wholesale exchange rates and the retail exchange rates charged to customers in such transactions. Foreign exchange revenues in 1995 were substantially larger than in prior years primarily due to the volatility of the value of the Mexican peso. As the decrease in average foreign exchange revenues earned per transaction from approximately $22 in the first six months of 1995 to approximately $13 in the first six months of 1996 demonstrates, the Company's average foreign exchange revenues per transaction in 1995 are not indicative of what the Company expects to achieve in the future. While a substantial portion of the Company's transaction volume and total revenues are the result of transactions involving one or more MoneyGram Agent locations outside the United States, substantially all of the Company's assets are located in the United States and approximately 98% of all send transactions originate in the United States. Consequently, virtually all Transaction Fee Revenues are based in U.S. dollars.

  The international portion of the Business is subject to a number of inherent risks, including difficulties establishing and maintaining agent networks, fluctuations in the value of foreign currencies, government actions such as currency devaluations or imposition of foreign exchange controls, potential political and economic instability and the need to comply with foreign regulatory requirements. There can be no assurance that these factors will not adversely affect the Company's international revenues (including foreign exchange revenues), growth strategy or its operating results or financial condition. See "Business--International Transactions."

FINANCIAL STATEMENT PRESENTATION

  The Company's Financial Statements and other financial data appearing elsewhere in this Prospectus are presented on a carve-out basis for the Business and are derived from the historical financial statements and financial data of IPS. The Financial Statements include allocations of operating and general and administrative expenses to the Company from IPS. However, such allocations do not necessarily reflect the expenses that would have been or will be incurred by the Company operating as a stand-alone entity. Management of the Company believes that costs have been determined and allocated on a reasonable basis and all costs attributable to conducting the Business have been included in the Company's Financial Statements. Furthermore, in the opinion of management, the Company's expenses, as reflected in the Financial Statements, would not be materially affected by the Company operating as a stand-alone entity and its execution of the Contribution Agreement, the Operations Agreement and the Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Financial Statement Presentation" and Note 1 of the Notes to Financial Statements.

ANTITAKEOVER MATTERS

  The Company's Certificate of Incorporation and By-laws contain certain provisions that may delay, deter or prevent a takeover of the Company. The Certificate of Incorporation provides for a classified board of directors, with three classes of directors, each class being elected for three-year, staggered terms, and prohibits stockholder action by written consent. In addition, the Company's By-laws include provisions establishing advance notice procedures with respect to stockholder proposals and director nominations, permitting the calling of special stockholder meetings only by a majority of the Board of Directors or the President and limiting the removal of directors except for "cause." These factors could have the effect of making it more difficult for a third party to acquire control of the Company, which could adversely affect the market price of the Common Stock. See "Description of Capital Stock."


ABSENCE OF PRIOR PUBLIC TRADING MARKET AND DETERMINATION OF OFFERING PRICE

  Prior to the Offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, there can be no assurance that an active public market will develop for the Common Stock or that, if such a market develops, the market price will equal or exceed the initial public offering price set forth on the cover page of this Prospectus. The initial public offering price for the Common Stock will be determined by negotiations between the Selling Stockholder and the U.S. Representatives (as defined below) based on the factors described under "Underwriters." The prices at which the Common Stock trades from time to time after the Offering will be determined by the marketplace and may be influenced by many factors, including the Company's operating and financial performance, the depth and liquidity of the market for the Common Stock, future sales of Common Stock (or the potential thereof), including sales by IPS (unless the U.S. Underwriters exercise their over-allotment option in full), investor perception of the Company and its prospects, the Company's dividend policy and general economic conditions. Further, the stock market may experience volatility that affects the market prices of companies in ways unrelated to the operating performance of such companies. These market fluctuations may adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale."

SHARES ELIGIBLE FOR FUTURE SALE AND IPS INTENTION TO SELL ALL OF ITS COMMON
STOCK

  Upon consummation of the Offering, the Company will have outstanding
           shares of Common Stock and an additional           shares reserved
for issuance under the Company's 1996 Stock Option Plan (          shares) and
1996 Broad-Based Stock Option Plan (          shares). See "Management--Stock
Plans." In addition, subsequent to the Offering, the Company currently expects to implement a stock option plan for certain key MoneyGram Agents pursuant to which the Company would reserve shares of Common Stock (the "MoneyGram Agent Stock Option Plan"). If implemented, the Company may grant options to certain key MoneyGram Agents (exercisable at the price of the Common Stock on the date any such option is granted) in connection with the extension of existing or the negotiation of new Agent Contracts. Such options, if granted, generally would not be exercisable until the expiration of the initial term of such Agent Contracts. The Company expects that any such stock options (and the shares of Common Stock issuable upon exercise of such options) would be registered under the Securities Act. Therefore, any shares of Common Stock issued upon exercise of such options would be freely tradeable without restriction. No assurance can be given that the Company will adopt such a MoneyGram Agent Stock Option Plan (which may require stockholder approval) or that, if adopted, any options would be granted thereunder.

  All of the shares of Common Stock sold by the Selling Stockholder in the Offering will be freely tradeable without restriction. In addition, the Selling Stockholder has entered into the Registration Rights Agreement with the Company pursuant to which it has the right to cause the Company to register shares owned by it after the Offering, if any, under the Securities Act for sales in underwritten offerings or from time to time in open market transactions. See "Certain Relationships and Related Transactions--The Transition Agreements--The Registration Rights Agreement." Under the terms of the Trust Agreement, the Trustee has the duty and the authority on behalf of IPS to dispose of any shares owned by IPS on or prior to January 23, 1997 or to donate such shares to a designated charity or charities on January 23, 1997 (unless the Trust is extended). No predictions can be made as to the effect, if any, that market sales of such shares, or the availability of shares for future sales, will have on the market price of shares of Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

  Each of the Company, the Selling Stockholder and the Trustee pursuant to the Trust Agreement has agreed, subject to certain exceptions, that, without the prior written consent of Morgan Stanley & Co. Incorporated, it will not (i) offer, pledge, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, file a registration statement (in the case of the Company) or make any demand for or exercise any right with respect to (in the case of the Selling Stockholder and the Trustee) any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from the Company) or (ii) enter into any swap or similar agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) of this paragraph is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, for a period of 180 days after the date of this Prospectus, in the case of the Company, and on December 31, 1996, in the case of the Selling Stockholder and Trustee, other than (a) the shares of Common Stock offered hereby, (b) any grant of stock options that vest subsequent to 180 days after the date of this Prospectus,
(c) one or more registration statements relating to the Company's 1996 Stock Option Plan, the 1996 Broad-Based Stock Option Plan or the MoneyGram Agent Stock Option Plan or the Company's obligations under the Registration Rights Agreement or (d) the deposit, if any, of any shares of Common Stock with Wachovia Bank of North Carolina, N.A. as trustee pursuant to the Irrevocable Voting Trust Agreement. See "Shares Eligible for Future Sale" and "Underwriters."

DILUTION

   As of June 30, 1996, the Company had a pro forma net tangible book value
per share of Common Stock of $   (after giving effect to the issuance of
shares of Common Stock to IPS and the IPS Cash Contribution in the Transition and excluding any amounts attributable to deferred tax assets resulting from
the Transition). Based on an assumed initial public offering price of $   per
share, purchasers of Common Stock in the Offering will experience an immediate
dilution of $   per share. See "Dilution."

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the sale by the Selling Stockholder of the Common Stock in the Offering.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its capital stock. The Company expects to retain its future earnings to operate and support the growth of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. In addition, the Facility generally prohibits the Company from paying any dividend or making any other distribution with respect to, or acquiring, shares of its capital stock other than (i) dividends or distributions payable in shares of its Common Stock,
(ii) acquisitions of Common Stock with proceeds from a concurrent issuance of Common Stock and (iii) cash dividends in an aggregate amount in excess of 10% of net income of the Company on a cumulative basis after September 30, 1996.

                                   DILUTION

  The pro forma net tangible book value of the Company as of June 30, 1996,
was $8.0 million or $   per share of Common Stock (after giving effect to the
issuance of            shares of Common Stock to IPS and the IPS Cash
Contribution in the Transition, as if the Transition occurred on June 30, 1996 and excluding any amounts attributable to deferred tax assets resulting from the Transition). See "The Transition and Ongoing Relationship with First Data," "Capitalization" and "Certain Relationships and Related Transactions-- The Transition Agreements--The Contribution Agreement--Taxes." Net tangible book value per share is equal to the Company's total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding. Because the Company will not receive any proceeds from the Offering, the sale of shares of Common Stock offered hereby will not affect the pro forma net tangible book value. "Dilution" per share is determined by subtracting pro forma net tangible book value per share from the amount paid for a share of Common Stock in the Offering. The following table illustrates
this per share dilution at an assumed initial public offering price of $   per
share:

      Assumed initial public offering price per share...................  $
        Net tangible book deficit per share prior to the Offering and the IPS Cash Contribution......................................  $(  )
        Increase in net tangible book value per share attributable to the IPS Cash Contribution......................................
      Pro forma net tangible book value per share after giving effect to the Transition(1)................................................
                                                                          ------
      Dilution to purchasers of Common Stock in the Offering............  $
                                                                          ======

--------

(1) Based upon an assumed initial public offering price of $    per share, the
    pro forma excess of the tax basis of the Company's net assets (resulting from the Contribution) over their net book value at June 30, 1996 is
    approximately $      million resulting in a pro forma gross deferred tax
    asset of $      million. Based upon preliminary management assessments, a
    valuation allowance of     % or $      million would be necessary.
    Including the pro forma net deferred tax asset of $      million would
    increase the pro forma net tangible book value per share to $      million
    or $      per share from $      million or $      per share.

                                CAPITALIZATION

  The following table sets forth the pro forma cash, short-term debt and capitalization of the Company as of June 30, 1996 (as if the Transition, including the IPS Cash Contribution, had occurred on such date). This table should be read in conjunction with the Financial Statements appearing elsewhere in this Prospectus.

                                                                    JUNE 30,
                                                                      1996
                                                                 --------------
                                                                 (IN THOUSANDS)
      Cash(1)...................................................    $12,000
                                                                    =======
      Short-term debt(2)........................................    $   --
                                                                    -------
      Long-term debt............................................        --
                                                                    -------
      Stockholders' equity:
        Common Stock, $.01 par value, 100,000,000 shares
         authorized;            issued and outstanding(3).......
                                                                    -------
        Capital surplus(4)(5)...................................     24,743
        Accumulated deficit.....................................     (2,108)
                                                                    -------
          Total stockholders' equity............................     22,635
                                                                    -------
            Total capitalization................................    $22,635
                                                                    =======

--------

(1) Represents the IPS Cash Contribution.

(2) Prior to the consummation of the Offering, First Data will extend to the Company the Facility, pursuant to which the Company may borrow from time-to-time, on a revolving basis, an amount up to $20 million. Borrowings under the Facility will be unsecured. The Facility will terminate on January 15, 1997, at which time all outstanding borrowings under the Facility would have to be repaid or refinanced by the Company. See "Certain Relationships and Related Transactions--The Transition Agreements--The Short-Term Working Capital Facility."

(3) Excludes           shares of Common Stock reserved for issuance under the
    Company's 1996 Stock Option Plan (          shares) and 1996 Broad-Based
    Stock Option Plan (          shares). See "Management--Stock Plans" and
    "Shares Eligible for Future Sale."

(4) Includes $12 million, representing the IPS Cash Contribution.

(5) Excludes an estimated $           million attributable to pro forma net
    deferred tax assets which will result from the Contribution assuming an
    initial public offering price of $     per share. See "Dilution" and
    "Certain Relationships and Related Transactions--The Transition Agreements--The Contribution Agreement--Taxes."

                     SELECTED FINANCIAL AND OPERATING DATA

  The following table sets forth selected financial data presented on a carve-out basis for the Transition and are derived from historical financial data of IPS. The financial data include allocations of operating and general and administrative expenses to the Company from IPS. Such allocations do not necessarily reflect the expenses that would have been or will be incurred by the Company operating as a stand-alone entity. Management of the Company believes that costs have been determined and allocated on a reasonable basis and all costs attributable to conducting the Business have been included in the Company's Financial Statements. In the opinion of management, such expenses would not be materially affected by the Company operating as a stand-alone entity. See Note 1 of Notes to Financial Statements. The selected financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements appearing elsewhere in this Prospectus. The statement of operations data set forth below with respect to the years ended December 31, 1993, 1994 and 1995 and the balance sheet data at December 31, 1994 and 1995 are derived from, and are qualified by reference to, the audited Financial Statements appearing elsewhere in this Prospectus. Balance sheet data as of December 31, 1993 have been derived from audited Financial Statements not included in this Prospectus. The statement of operations data for the years ended December 31, 1991 and 1992 and balance sheet data as of December 31, 1991 and 1992 and June 30, 1995 are derived from unaudited financial statements not included in this Prospectus. Balance sheet data as of June 30, 1996 and statement of operations data for the six-month periods ended June 30, 1995 and 1996 are derived from, and are qualified by reference to, unaudited interim financial statements appearing elsewhere in this Prospectus. In the opinion of management, such unaudited interim financial statements include all adjustments (consisting only of normal recurring accruals) necessary for a fair and, except as noted below, consistent presentation, in accordance with generally accepted accounting principles, of such information. The financial and operating results for the six months ended June 30, 1996 are not necessarily indicative of the Company's results for any future interim period or the entire year.

                                                                             SIX MONTHS
                                  YEAR ENDED DECEMBER 31,                  ENDED JUNE 30,
                         ---------------------------------------------     ------------------
                           1991      1992     1993     1994     1995        1995       1996
                         --------  --------  -------  -------  -------     -------    -------
                           (IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES)
STATEMENT OF OPERATIONS
 DATA:
 Revenues:
 Fee and other.......... $ 17,735  $ 30,519  $48,815  $71,015  $94,242     $47,319    $57,253
 Foreign exchange.......      594     1,280    3,070   20,373   42,826      24,408     15,775
                         --------  --------  -------  -------  -------     -------    -------
   Total revenues.......   18,329    31,799   51,885   91,388  137,068      71,727     73,028
 Expenses:
 Agent commissions and
  amortization of Agent
  Contract acquisition
  costs.................   11,612    17,957   22,112   28,742   34,801(1)   16,245(1)  22,615
 Processing costs.......    9,791    11,022   12,361   15,334   25,542      11,627     12,728
 Advertising and
  promotion (2).........    8,800     7,847   13,708   19,523   33,822(3)   16,002     16,763
 Selling, service and
  general and
  administrative........    4,807     5,243    6,900    8,378   13,247(4)    5,937      7,392(4)
                         --------  --------  -------  -------  -------     -------    -------
   Total expenses.......   35,010    42,069   55,081   71,977  107,412      49,811     59,498
 Income (loss) before
  income taxes..........  (16,681)  (10,270)  (3,196)  19,411   29,656      21,916     13,530
 Net income (loss)...... $(11,009) $ (6,778) $(2,077) $12,176  $18,294     $13,519    $ 8,348
 Pro forma net income
  (loss) per common
  share (5)............. $         $         $        $        $           $          $
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Assets restricted to
  settlement of
  MoneyGram
  transactions.......... $ 11,338  $ 11,573  $12,827  $20,927  $26,010     $22,140    $22,533
 Fixed assets at cost,
  net of depreciation...      950     1,123    1,275    3,084    6,000       5,567      6,721
 Costs of acquiring
  Agent Contracts, net
  of amortization.......    3,369     2,864    1,956    3,401    7,979       3,814     14,594
 Total assets...........   16,561    16,009   16,502   28,583   41,618      32,999     45,704
 Liabilities relating to
  unsettled MoneyGram
  transactions..........   11,338    11,573   12,827   20,927   26,010      22,140     22,533
 Total liabilities......   15,455    14,996   17,358   35,411   40,449      33,301     35,069
 Stockholder's
  equity/(deficit)......    1,106     1,013     (856)  (6,828)   1,169        (302)    10,635
OPERATING DATA:
 Number of MoneyGram
  Agent locations (at
  end of period)........     11.6      13.1     14.1     16.0     17.2        16.9       16.4
 Percentage change......       11%       13%       8%      13%       8%(6)     N/A         (3)%(6)
 Number of transactions.      656     1,114    2,040    3,285    5,393       2,548      2,986
 Percentage change......      104%       70%      83%      61%      64%        N/A         17%

-------

(1) Net of a $2.5 million commission rebate from Banamex received by the Company during the first quarter of 1995.

(2) Prior to 1996 the Company recorded advertising and promotion expenses based on transaction volumes for interim reporting purposes. Beginning in 1996, the Company recorded advertising and promotion expenses based on actual expenses incurred during the interim period. If the Company had continued to record advertising and promotion expenses based on transaction volumes, advertising and promotion expenses would have been approximately $1.5 million less for the first six months of 1996.
(3) To comply with the Consent Decree, the Company spent approximately $6 million more than it otherwise would have for advertising in the fourth quarter of 1995. In addition, the fourth quarter of 1995 includes $1.3 million of discretionary promotion-related payments to MoneyGram Agents.

(4) Includes costs and expenses related to obtaining consents from MoneyGram Agents to permit the assignment of their Agent Contracts to the Company of $375,000 in the fourth quarter of 1995 and $450,000 in the six-month period ended June 30, 1996.
(5) Gives effect to the Company's issuance to IPS of     shares of Common
    Stock prior to the consummation of the Offering.

(6) During the last three months of 1995 and the first three months of 1996,
    four MoneyGram Agents representing     locations chose not to renew their
    Agent Contracts. In addition, the Company's efforts to add new MoneyGram Agents were hampered because, during this period, the Company's sales personnel spent the majority of their time obtaining consents for the assignment of Agent Contracts rather than focusing their efforts on expanding the MoneyGram Agent base.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Financial Statements appearing elsewhere in this Prospectus. Such Financial Statements give effect to the Transition as if completed prior to January 1, 1993, are presented on a carve-out basis for the Business and are derived from the historical financial information of IPS. See "--Financial Statement Presentation" below. See "The Transition and Ongoing Relationship with First Data" for a description of the Transition.

OVERVIEW

  The Company is a leading non-bank provider of consumer money wire transfer services, with a strong, well-recognized brand-name. The Company accounted for approximately 16% of all consumer money wire transfer transactions worldwide in 1995. The Company offers customers the ability to transfer funds quickly, reliably, conveniently and at attractive prices through its approximately
       MoneyGram Agent locations in    countries worldwide. MoneyGram Agents
representing approximately    % of the Company's revenues for the first nine
months of 1996 are subject to long-term contracts ranging in term from     to
    years. MoneyGram targets its services to individuals without traditional banking relationships, expatriates who need to send money to their country of origin, traditional bank customers in need of emergency money transfer services, tourists without local bank accounts and businesses that need rapid and economical money transfer services. The Company also provides cash advance and bill payment services (including payments on revolving credit, time and personal loans) through many MoneyGram Agent locations in the United States.

  Consumers sending expatriate remittance funds and individuals without traditional banking relationships are the two largest segments of repetitive money transfer customers. The Federal Reserve Board of Governors estimates that there are approximately 23 million households in the United States without traditional banking relationships. Additionally, industry analysts estimate that there are an increasing number of people who remit funds to their respective countries of origin on a regular basis.

  Non-bank consumer money wire transfer services are provided primarily by two global companies, MoneyGram and Western Union, as well as several niche competitors. The Company estimates that in 1995 the industry processed 33 million non-bank consumer money wire transfer transactions worldwide, an increase of 29% over 1994, and representing a compounded annual growth rate of 22% since 1991. In 1995, the Company processed 5.4 million of the 33 million non-bank consumer money wire transfer transactions worldwide, representing approximately 16% of such transactions. Western Union accounted for approximately 81% of all such transactions worldwide in 1995. The Company believes the gross revenues generated from non-bank consumer money wire transfers in 1995 were $800 million on $9 to $10 billion in face amount of transferred funds.

  The United States currently originates more consumer money wire transfer transactions than any other country in the world. The Company expects that the majority of the future growth in the United States will occur in transactions that terminate in international locations. Money transfers from the United States to Mexico currently represent an important and growing component of the money transfer industry due to the large number of Mexican immigrants remitting money from the United States to Mexico.

  The Company believes international consumer money transfer will continue to grow through the end of the decade, primarily due to the combination of increased migration and greater consumer awareness. The Company believes that migration dynamics throughout Latin America, the Caribbean, Europe and Asia provide attractive growth potential for consumer money transfer services.

 Revenues

  The Company's revenues are comprised of Transaction Fee Revenues (68% of 1995 revenues), foreign exchange revenues (31% of 1995 revenues) and investment income (less than 1% of 1995 revenues). Transaction Fee Revenues are a function of the number of transactions processed by the Company and the fee per transaction paid by the customers sending the money. Transaction fees are charged to customers according to a graduated schedule based upon the face amount of the transaction. Prices are set to maximize transaction volume at certain frequently transferred face value amounts. The average face amounts for the Company's transactions during 1995 were $238, $302 and $446 for transactions from U.S. to U.S., U.S. to Mexico and U.S. or international to international locations, respectively, and the standard fees for such transactions were approximately $20, $31 and $40 (depending on the location of the recipient), respectively. The average face amounts for the Company's transactions during the first six months of 1996 were $235, $267 and $393 for transactions from U.S. to U.S., U.S. to Mexico and U.S. or international to international locations, respectively. Foreign exchange revenues are a function of the number of transactions and the spread between the cost to the Company of purchasing currency at wholesale exchange rates and the retail exchange rates charged to recipients of funds outside the United States (primarily Mexico). Investment income represents income allocated from IPS for funds which have been transferred through the MoneyGram system, but not yet collected by the recipient. Following the Transition, IPS will retain such investment income until such time as the Company operates the Business in its own name.

  Transaction volume has increased as a result of (i) the Company's development of its broad, convenient network of agent locations, (ii) advertising and promotion strategies targeted to increase brand awareness of MoneyGram, which have built usage among frequent money transfer users and established positions in potential growth markets, and (iii) the overall growth in the money transfer industry. This growth in transaction volume has been partially offset by a decrease in the average transaction fees earned per transaction. This decrease was caused by the Company's marketing and pricing policy designed to increase its market share. In order to grow its market share, the Company has actively pursued a policy of maintaining its prices 20% to 30% below those of Western Union on each of the most frequently sent face value amounts and has featured numerous promotions with even greater discounts on prices. Promotional discounting of prices has reduced the Company's profit margins. Customers typically increase usage during promotion periods, but also transmit smaller amounts of money per transaction with a resulting lower average fee per transaction. Historically, the Company's transaction volumes have increased during price promotions and, although transaction volumes decline when the price promotion ends, they consistently remain above pre-promotion levels.

  Substantially all of the growth in foreign exchange revenues through the end of 1995 has resulted from an increase in the number of U.S. to Mexico transactions processed by the Company and an increase in the average foreign exchange revenue earned per transaction as a result of the increased volatility of the value of the Mexican peso versus the U.S. dollar. Both the Company and Banamex realize foreign exchange revenues on U.S. to Mexico transactions with respect to the difference between the Company's wholesale rates and the retail exchange rates charged to MoneyGram customers. In addition to receive commissions, the Company pays Banamex fees in an amount equal to one-half of the total foreign exchange revenues derived from U.S. to Mexico MoneyGram transactions received at a Banamex location. Banamex purchases Mexican pesos at a known rate for transactions that will be paid the following day. Banamex and the Company then set the Mexican peso pricing to be charged for those transactions based on competitive retail market rates. At a minimum, the Company believes that its retail pricing will cover the currency purchase cost and, in almost every case, the transaction will generate income equal to the difference between wholesale and retail exchange rates. The total and per transaction foreign exchange revenues realized by the Company in 1995 were substantially larger than in prior years due to the volatility of the peso. As the decrease in average foreign exchange revenues earned per transaction from approximately $22 in the first six months of 1995 to approximately $13 in the first six months of 1996 demonstrates, the Company's average foreign exchange revenues per transaction in 1995 are not indicative of what the Company expects to achieve in the future. Future levels of foreign exchange revenues will continue to depend on the total number of MoneyGram's international transactions and the volatility of the currencies in the recipient countries. In addition, foreign exchange revenues will depend on the structure of the

Agent Contracts the Company executes in international markets and, in particular, on the manner in which the

Company shares foreign exchange revenues with receiving MoneyGram Agents and on the arrangement under which the Company pays commissions to the receiving MoneyGram Agents.

  Total investment income is a relatively small contributor to revenues as the average time required to collect funds from MoneyGram Agents is only slightly less than the average time it takes for the funds to be collected by the recipient.

 Expenses

  The Company's expenses include commissions paid to MoneyGram Agents and guarantee commission payments to certain MoneyGram Agents (30.6% of 1995 expenses), advertising and promotion expenses (31.5% of 1995 expenses), processing expenses (23.8% of 1995 expenses), selling, service and general and administrative expenses (12.3% of 1995 expenses) and the amortization of Agent Contract acquisition payments (1.8% of 1995 expenses). Commissions are set forth in the Agent Contracts. Commissions paid to selling MoneyGram Agents typically are based on a percentage of the transaction fee (averaging 20% of the transaction fee) and receive commissions are based on either a flat or percentage fee (averaging 16% of the transaction fee). Agent Contract acquisition payments are amortized over the original term of the contract (typically five years). Advertising and promotion expenses include signage related expenses, print and media advertisements, "giveaways," discretionary promotional cash rebates to MoneyGram Agents and currently a free three-minute long distance phone call with each transaction within the United States or between the United States and the Americas so that the sender may provide the recipient notice of the transaction. Processing expenses primarily represent the cost of the Company's customer service center, as well as information processing and fraud prevention costs. Selling and service expenses represent the costs associated with the Company's agent services, technical services and sales, field services and marketing groups. General and administrative expenses include the Company's legal, accounting and human resources functions.

  The Company's operating expenses can be divided into four categories: (i) expenses that vary based upon transaction fees earned, primarily MoneyGram Agent commissions; (ii) expenses that vary based upon the number of transactions processed, primarily transaction processing expenses and customer service center costs; (iii) discretionary expenses, primarily advertising; and
(iv) fixed expenses, primarily amortization of Agent Contract acquisition costs, sales and service and general and administrative expenses. Under the Operations Agreement, the Company will pay a fixed data processing fee for each transaction. Future growth may require additional operational facilities and enhanced management, information and telecommunications systems and other operations, causing the Company to incur additional expenses. However, the Company believes that cost reduction opportunities exist through economies of scale, the further automation of MoneyGram Agents and the renegotiation of certain vendor relationships.

  Under the Consent Decree and the Hold Separate Agreement, First Data has been obligated since September, 1995, and until the consummation of the Offering will be obligated, to spend a total of $24 million per year and no less than $10 million in any two consecutive quarters on MoneyGram advertising and promotion. To comply with the Consent Decree, the Company spent approximately $6 million more than it otherwise would have for advertising in the fourth quarter of 1995.

 Financial Statement Presentation

   The Financial Statements appearing elsewhere in this Prospectus reflect the historical financial results of the Company giving effect to the Transition as if completed prior to January 1, 1993. See "The Transition and Ongoing Relationship with First Data" for a description of the Transition pursuant to which, among other things, IPS will contribute to the Company the MoneyGram Assets. As a result, the Financial Statements and other financial data appearing elsewhere in this Prospectus are presented on a "carve-out" basis for the Business and are derived from the historical financial information of IPS. The Financial Statements include allocations of operating and general and administrative expenses to the Company from IPS. However, such allocations do not necessarily reflect the expenses that would have been or will be incurred by the Company operating as a stand-alone entity. Management of the Company believes that costs have been determined and allocated on a reasonable basis and all costs attributable to conducting the Business have been included in the Company's Financial Statements. In the opinion of management, the Company's expenses, as reflected in the Financial Statements would not be materially affected by the Company operating as a stand-alone entity and its execution of the Transition Agreements. See Note 1 of the Notes to Financial Statements.

 Taxes

  As a result of the Transition, the tax basis (for federal income tax purposes) of the MoneyGram Assets will increase from their tax basis in the hands of IPS and certain of its affiliates at the time of the Contribution to their fair market value at that time. Such tax basis is generally expected to produce a tax benefit to the Company in future years through depreciation or amortization deductions or through decreased gain or increased loss on a disposition of any MoneyGram Asset. However, the "anti-churning" rules under
Section 197 of the Code might apply to disallow such amortization with respect to certain intangible assets of the Company. For financial accounting and reporting purposes, the Company will record a deferred tax asset (with a corresponding credit to capital surplus) for the tax effect of the difference between the net book value of the assets contributed and liabilities assumed in the Contribution and their tax basis. The amount of the net deferred tax assets which will be recorded at the time of the Contribution may be reduced by a valuation allowance which will be based upon management's judgment as to the likelihood of the Company generating sufficient taxable income to realize the asset through future tax deductions. Furthermore, based on the advice of its own tax advisors, the Company may determine that it is not permitted to claim such amortization deductions on its tax returns. Based upon an assumed
initial public offering price of $    per share, the pro forma excess of the
tax basis of the Company's net assets over their net book value at June 30,
1996 will be approximately $      million resulting in a pro forma gross
deferred tax asset of $      million. Based upon preliminary management
assessments, a valuation allowance of     % or $      million would be
established resulting in a pro forma net deferred tax asset of $      million.
See "Certain Relationships and Related Transactions--the Transaction Agreements--The Contribution Agreement--Taxes."

 Quarterly Results of Operations

  The Company's Transaction Fee Revenues and foreign exchange revenues fluctuate on a quarterly basis and, to a lesser extent, reflect some seasonal variations in transaction volumes. Transaction Fee Revenues fluctuate based in part upon whether the Company is offering a price discounting promotion. These promotions are a part of the Company's growth strategy. Customers typically increase usage during price promotions, but also usually transmit smaller amounts of money per transaction, with a resulting lower average fee per transaction. The lower average fee per transaction during promotions historically has been partially offset by corresponding increases in transaction volume. Foreign exchange revenues fluctuate based upon the volatility in the spread earned between wholesale and retail exchange rates on foreign exchange transactions (primarily to Mexico). These exchange rates are affected by volatility of foreign currencies, particularly the Mexican peso, and the face amount of transactions sent outside the United States, primarily to Mexico. Seasonal factors such as holidays, migrant worker remittances, which are higher in the summer and fall, and emergency transfers to travelers, which are higher during the summer, also affect the Company's quarterly results of operations.

  The following table presents unaudited interim operating results of the Company. The Company believes that the following information includes all adjustments (consisting only of normal, recurring adjustments) that the Company considers necessary for a fair and consistent presentation, in accordance with generally accepted accounting principles, of such information. The financial and operating results for any interim period are not necessarily indicative of results for any future interim period or the entire year.


                                                             QUARTER ENDED
                          ---------------------------------------------------------------------------------------------
                                        1994                              1995                            1996
                          --------------------------------- ------------------------------------    -------------------
                          MARCH 31 JUNE 30 SEPT. 30 DEC. 31 MARCH 31    JUNE 30 SEPT. 30 DEC. 31    MARCH 31    JUNE 30
                          -------- ------- -------- ------- --------    ------- -------- -------    --------    -------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
 Fee and other..........  $14,738  $18,800 $19,494  $17,983 $18,899     $28,420 $25,615  $21,308    $27,567     $29,686
 Foreign exchange.......    1,950    5,399   5,457    7,567  13,928      10,480   8,737    9,681      8,044       7,731
                          -------  ------- -------  ------- -------     ------- -------  -------    -------     -------
  Total revenues........   16,688   24,199  24,951   25,550  32,827      38,900  34,352   30,989     35,611      37,417
Expenses:
 Agent commissions and
  amortization of Agent
  Contract acquisition
  costs.................    5,988    7,454   7,956    7,344   5,770(1)   10,475   9,342    9,214     10,925      11,690
 Processing.............    3,092    4,132   4,070    4,040   5,289       6,338   5,873    8,042      6,822       5,906
 Advertising and
  promotion(2)..........    3,766    4,866   5,145    5,746   7,737       8,265   8,013    9,807(3)   8,814       7,949
 Selling and service....      894      929     914      963   1,510       1,742   1,993    2,280(4)   2,221(4)    2,555(4)
 General and
  administrative........    1,044    1,115   1,182    1,337   1,294       1,391   1,455    1,582      1,391       1,225
                          -------  ------- -------  ------- -------     ------- -------  -------    -------     -------
  Total expenses........   14,784   18,496  19,267   19,430  21,600      28,211  26,676   30,925     30,173      29,325
                          -------  ------- -------  ------- -------     ------- -------  -------    -------     -------
Income before income
 taxes..................    1,904    5,703   5,684    6,120  11,227      10,689   7,676       64      5,438       8,092
Income tax expense......      710    2,126   2,118    2,281   4,302       4,095   2,941       24      2,083       3,099
                          -------  ------- -------  ------- -------     ------- -------  -------    -------     -------
Net income..............  $ 1,194  $ 3,577 $ 3,566  $ 3,839 $ 6,925     $ 6,594 $ 4,735  $    40    $ 3,355     $ 4,993
                          =======  ======= =======  ======= =======     ======= =======  =======    =======     =======
Pro forma net income per
 common share(5)........  $        $       $        $       $           $       $        $          $           $
Number of transactions..      633      819     866      967   1,232       1,316   1,276    1,569      1,505       1,481

-------

(1) Net of a $2.5 million commission rebate from Banamex received by the Company during the first quarter of 1995.

(2) Prior to 1996, the Company recorded advertising and promotion expenses based on transaction volumes for interim reporting purposes. Beginning in 1996, the Company recorded advertising and promotion expenses based on actual expenses incurred during the interim period. If the Company had continued to record advertising and promotion expenses based on transaction volumes, advertising and promotion expenses would have been approximately $2 million less for the first quarter of 1996 and $.5 million more for the second quarter of 1996.
(3) To comply with the Consent Decree, the Company spent approximately $6 million more than it otherwise would have for advertising in the fourth quarter of 1995. In addition, the fourth quarter of 1995 includes $1.3 million of discretionary promotion-related payments to MoneyGram Agents.

(4) Includes costs and expenses related to obtaining consents from MoneyGram Agents to permit the assignment of their Agent Contracts to the Company of $375,000 in the fourth quarter of 1995, $300,000 in the first quarter of 1996 and $150,000 in the second quarter of 1996.

(5) Gives effect to the Company's issuance to IPS of           shares of
    Common Stock prior to the consummation of the Offering.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the percentage relationships to total revenues of certain items included in the Company's statements of operations.

                                        PERCENTAGE OF TOTAL REVENUES
                                        ----------------------------------
                                           YEAR ENDED           SIX MONTHS
                                          DECEMBER 31,        ENDED JUNE 30,
                                        --------------------  -----------------
                                        1993    1994   1995   1995   1996
                                        -----   -----  -----  -----  -----
   Revenues:
     Transaction Fees..................  93.8%   77.4%  68.5%  65.7%  78.2%
     Foreign exchange..................   5.9    22.3   31.2   34.0   21.6
     Investment income.................    .3      .3     .3     .3     .2
                                        -----   -----  -----  -----  -----
         Total revenues................ 100.0%  100.0% 100.0% 100.0% 100.0%
   Expenses:
     Agent commissions.................  40.9    30.4   24.0   21.6   29.2
     Amortization of Agent Contract
      acquisition costs................   1.7     1.1    1.4    1.0    1.8
     Processing........................  23.8    16.8   18.6   16.2   17.4
     Advertising and promotion.........  26.4    21.3   24.6   22.3   23.0
     Selling and service...............   5.8     4.0    5.5    4.5    6.5
     General and administrative........   7.5     5.1    4.2    3.7    3.6
                                        -----   -----  -----  -----  -----
         Total expenses................ 106.1 %  78.7%  78.3%  69.3%  81.5%
                                        -----   -----  -----  -----  -----
   Income (loss) before income taxes...  (6.1)%  21.3%  21.7%  30.7%  18.5%
                                        -----   -----  -----  -----  -----
   Net income (loss)...................  (4.0)%  13.3%  13.4%  18.8%  11.4%
                                        =====   =====  =====  =====  =====

 Six Months Ended June 30, 1996 Compared to Six Months Ended June 30, 1995

  Revenues. The Company's revenues increased 2% in the first six months of 1996 to $73.0 million from $71.7 million for the same period in 1995. This increase was caused primarily by an increase in Transaction Fee Revenues, partially offset by a decrease in foreign exchange revenues.

  Transaction Fee Revenues increased 21% in the first six months of 1996 to $57.1 million from $47.1 million for the same period in 1995. This growth was due to a 17% increase in transactions to approximately 3.0 million transactions in the first six months of 1996 from approximately 2.5 million transactions in the same period of 1995 and an increase of 3% in the average gross fee per transaction to $19.11 compared to $18.48 for the same period in 1995. Transactions increased due to increased sales by existing MoneyGram Agents as a result of the impact of advertising and promotion expenditures throughout 1995 and the first six months of 1996. The increase in average gross fee per transaction was due to the Company sponsoring only three weeks of price promotions in 1996 compared to 13 weeks of price promotions during the same period in 1995. The impact of the price promotion was slightly offset by a 11% decrease in the average face amount per transaction to $269 for the first six months of 1996 from $302 for the same period in 1995.

  Foreign exchange revenues, substantially all of which arise from U.S. to Mexico transactions, decreased 35% to $15.8 million in the first six months of 1996 compared to $24.4 million for the same period in 1995. The average foreign exchange revenue per Banamex transaction decreased 40% in the first six months of 1996 to approximately $13 from $22 for the same period in 1995. The unusually high foreign exchange revenue during the first six months of 1995 was primarily due to the higher volatility of the peso during this period and a higher average face amount of funds transferred of $301 compared to $267 for same period in 1996. Management believes the decrease in the average face amount is due to the depreciation of the peso against the U.S. dollar whereby fewer U.S. dollars purchase the same number of pesos.

  The peso to U.S. dollar exchange revenue for the Company and Banamex averaged 10% of the average face amount during the first six months of 1996 compared to 14% during the same period in 1995. The peso exhibited high volatility in late 1994 and early 1995 due to the devaluation of the peso by the Mexican government on December 20, 1994, political unrest related to the Chiapas uprising and the assassination of the favored presidential candidate, Luis Donaldo, and other economic uncertainties. During 1995, the Mexican government took steps to stabilize the economy and the political unrest. As a result, the peso was less volatile in late 1995 and early 1996 and the Company's average foreign exchange revenue per transaction is expected to continue to be less in 1996 compared to 1995. The foreign exchange revenue decrease was offset slightly by a 5.8% increase in the number of Banamex transactions to 1,181,000 for the first six months of 1996 compared to 1,116,000 transactions for the same period in 1995.

  Expenses. The Company's total operating expenses increased 19% to $59.5 million in the first six months of 1996 compared to $49.8 million during the same period in 1995. During the first six months of 1995, Banamex agreed to reduce its earned agent commission by approximately $2.5 million (the "1995 Banamex Rebate") since it was sharing in unusually high foreign exchange revenue with the Company, as described above, and wanted to help support the Company's price promotion during the first three months of 1995. In addition, during the first six months of 1996, the Company paid approximately $450,000 of sales representative salaries, commissions and out-of-pocket expenses related to obtaining consents from MoneyGram Agents to permit the assignment of their Agent Contracts to the Company. Also, as described below, effective January 1, 1996, the Company changed its method of accounting for advertising and promotion expenses during interim periods which increased operating expenses by $1.5 million during the first six months of 1996 as compared to the same period in 1995. Excluding the impact of the above items, the Company's total operating expenses would have increased 10% during the first six months of 1996.

  As a percentage of total revenues, total operating expenses increased to 81% during the first six months of 1996 compared to 69% during the same period in 1995, primarily as a result of foreign exchange revenues being unusually high during the 1995 period. As a percentage of Transaction Fee Revenues, and after excluding the impact of the expense related items described in the immediately preceding paragraph, total operating expenses declined from 111% in the first six months of 1995 to 101% in the first six months of 1996.

  MoneyGram Agent commissions and amortization of Agent Contract acquisition payments increased 39% to $22.6 million during the first six months of 1996 from $16.2 million during the same period in 1995. MoneyGram Agent commissions and amortization of Agent Contract acquisition payments as a percentage of Transaction Fee Revenues increased to 40% during the first six months of 1996 from 34% for the same period in 1995. This increase was due primarily to the $2.5 million 1995 Banamex Rebate. If the impact of the 1995 Banamex Rebate is excluded from 1995 MoneyGram Agent commissions and amortization of Agent Contract acquisition payments as a percentage of Transaction Fee Revenues would have been 40% in 1995. Expenses associated with MoneyGram Agents failing to reach guaranteed minimums increased to $1 million in the first six months of 1996 from approximately $.4 million during the same period of 1995 primarily due to the addition of new MoneyGram Agents who are not yet operating above minimum guarantee levels.

  Processing expenses increased 9% to $12.7 million during the first six months of 1996 from $11.6 million during the same period in 1995 primarily due to increased transaction volume of 17% offset by the efficiencies created by additional agent automation. As a percentage of Transaction Fee Revenues, processing expenses decreased to 22% during the first six months of 1996 from 25% during the same period in 1995.

  Advertising and promotion expenses increased 5% to $16.8 million during the first six months of 1996 from $16.0 million during the same period in 1995. As a percentage of total revenues, advertising and promotion expenses increased to 23% during the first six months of 1996 compared to 22% during the same period in 1995. During 1995 the Company recorded advertising and promotion expenses based on transaction volumes for interim reporting purposes. Beginning in 1996, the Company recorded advertising and promotion expenses based on actual expenses incurred during the interim period. If the Company continued to record advertising and promotion expenses based on transaction volumes, advertising and promotion expenses would have been approximately $1.5 million less for the first six months of 1996 and would have represented 21% of total revenues.

  Selling and service expenses increased by 47% to $4.8 million during the first six months of 1996 from $3.3 million for the same period in 1995. This increase is due to an increase in the number of sales and service employees hired to further expand and support the MoneyGram Agent network. As a percentage of Transaction Fee Revenues, selling and service expenses were 8% and 7% during the first six months of each of 1996 and 1995, respectively. During the first six months of 1996 the Company incurred approximately $450,000 of sales, salaries, commissions and out-of-pocket expenses related to obtaining consents from MoneyGram Agents to permit the assignment of their Agent Contracts to the Company.

  General and administrative expenses decreased by 3% to $2.6 million during the first six months of 1996 from $2.7 million during the same period in 1995. As a percentage of Transaction Fee Revenues, general and administrative expenses decreased to 5% during the first six months of 1996 from 6% during the same period in 1995.

  Operating Income. Operating income decreased by 38% to $13.5 million in the first six months of 1996 from $21.9 million during the same period in 1995. As a percentage of total revenues, operating income decreased to 19% during the first six months of 1996 from 31% during the same period in 1995.

  Net Income. The Company's net income decreased 38% in the first six months of 1996 to $8.3 million from $13.5 million during the same period in 1995. The decrease in net income primarily resulted from the 35% decrease in foreign exchange revenues caused by less volatility in the value of the Mexican peso compared to the U.S. dollar, a 19% increase in total operating expenses due to an increase in transaction volumes, the 1995 Banamex Rebate and the $1.5 million increase in advertising and promotion expenses resulting from the Company's accounting change relating thereto. The increase in operating expenses was offset substantially by a 21% increase in Transaction Fee Revenues.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Revenues. The Company's revenues increased 50% in 1995 to $137.1 million from $91.4 million for 1994. This growth reflected a 64% increase in the number of transactions processed from 3.3 million to 5.4 million and a 110% increase in the Company's foreign exchange revenues, substantially all of which arises from U.S. to Mexico transactions, from $20.4 million to $42.8 million. This growth in foreign exchange revenues from U.S. to Mexico transactions is a result of a 71% increase in the number of such transactions from 1.4 million to 2.4 million, coupled with a 25% increase in the average foreign exchange revenue earned per transaction from $14.60 to $18.21, resulting from the increased volatility of the value of the Mexican peso versus the U.S. dollar. The total and per transaction foreign exchange revenues realized by the Company in 1995 were substantially larger than in prior years, primarily due to the significant volatility of the value of the Mexican peso. Accordingly, the Company's average foreign exchange revenues per transaction in 1995 are not indicative of what the Company expects to achieve in the future.

  The remaining growth in 1995 revenues was due to the significant overall transaction growth in 1995 discussed above, partially offset by a decrease of 19% in the average Transaction Fee Revenues earned per transaction from $21.55 to $17.39. The decrease in the average Transaction Fee Revenues per transaction in 1995 compared to 1994 was primarily due to the 27 weeks of price promotions in 1995 compared to six weeks in 1994. For example, due to a fourth quarter price promotion, the average transaction fee for fourth quarter 1995 was only $13.52 compared to $17.39 for the full year 1995. The $13.52 average Transaction Fee Revenues during the fourth quarter of 1995 represented a 35% decrease compared to the average Transaction Fee Revenues of $20.85 during the second and third quarters of 1995 when a price promotion was not offered. This decrease in average Transaction Fee Revenues was offset in part by a 21% increase in transaction volume during the fourth quarter of 1995 as compared to the average volumes during the second and third quarters of 1995. The growth in the number of transactions was attributable to the Company's advertising campaigns and discount price and other promotions, as well as greater availability of the MoneyGram service resulting from 8% growth from 16,000 to 17,200 in the number of MoneyGram Agent locations. The decrease in average Transaction Fee Revenues per transaction was due to increased usage by customers who took advantage of the promotional discount prices to transmit smaller face amounts. The average transaction face amount decreased 16% from $344 to $289.

  Expenses. The Company's total operating expenses increased 49% to $107.4 million in 1995 from $72.0 million in 1994. As a percentage of total revenues, total operating expenses decreased 78% in 1995 from 79% in 1994. Growth in the total amount of funds transferred and volumes of transactions processed resulted in higher commissions to MoneyGram Agents and processing costs, respectively, while the Company's marketing and price promotions contributed to significantly increased advertising and promotion expenses.

  MoneyGram Agent commissions and amortization of Agent Contract acquisition payments increased 21% to $34.8 million from $28.7 million, and decreased to 25% in 1995 from 32% in 1994 as a percentage of total revenues. MoneyGram Agent commissions and amortization of Agent Contract acquisition payments as a percentage of Transaction Fee Revenues decreased to 37% in 1995 from 40% in 1994. This decline was largely attributable to the $2.5 million 1995 Banamex Rebate.

  Processing expense increased 67% to $25.5 million in 1995, principally as a result of the growth in transaction volume. As a percentage of Transaction Fee Revenues, processing expense increased to 27% in 1995 from 22% in 1994, primarily due to the decline in average Transaction Fee Revenues per transaction described above.

  Advertising and promotion expense increased in 1995 to $33.8 million, from $19.5 million in 1994, as a result of the advertising and promotion strategies designed to increase market share and broaden the brand recognition of the MoneyGram service in its target markets. In addition, during the fourth quarter of 1995, in conjunction with the price promotion, the Company paid its MoneyGram Agents discretionary promotion-related cash payments of approximately $1.3 million. As a percentage of total revenues, advertising and promotion expense increased to 25% in 1995 from 21% in 1994. Selling and service expense increased by 103% to $7.5 million as a result of an increase in the number of sales and service employees hired to further expand the MoneyGram Agent network, a 12% increase in the number of MoneyGram Agents and an increase in marketing costs associated with the Company's advertising campaigns. In addition, during the fourth quarter of 1995, the Company incurred approximately $375,000 of sales, salaries, commission and other out-of-pocket expenses related to obtaining consents from MoneyGram Agents to permit the assignment of their Agent Contracts to the Company. As a percentage of Transaction Fee Revenues, selling and service expense increased to 8% in 1995 from 5% in 1994. General and administrative expenses increased by 22% in 1995 to $5.7 million due to an overall increase in the number of employees as a result of growth in the Business. As a percentage of Transaction Fee Revenues, general and administrative expenses decreased to 6% in 1995 from 7% in 1994.

  Operating Income. Operating income increased by 53% to $29.7 million in 1995 from $19.4 million in 1994. As a percentage of total revenues, operating income increased to 22% from 21%. The fourth quarter of 1995 was adversely impacted by the combination of the pricing promotion discussed under revenues and the additional $6 million advertising expense discussed above.

  Net Income. The Company's net income increased 50% in 1995 to $18.3 million from $12.2 million in 1994. The 1995 increase in net income resulted from increased foreign exchange revenues from U.S. to Mexico transactions and the continued growth in the number of transactions processed.

 Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

  Revenues. The Company's revenues increased 76% in 1994 to $91.4 million from $51.9 million in 1993. This growth reflected a 61% increase in the number of transactions processed from 2.0 million to 3.3 million and significant growth in the Company's foreign exchange revenues, substantially all of which arises from U.S. to Mexico transactions, from $3.1 million to $20.4 million. This growth in foreign exchange revenues from U.S. to Mexico transactions was a result of a 56% increase in the number of such transactions from .9 million to 1.4 million, coupled with a 307% increase in the average foreign exchange revenue earned per transaction from $3.59 to $14.60, resulting from the increased volatility of the value of the Mexican peso versus the U.S. dollar.

  The remaining growth in 1994 revenues was due to the significant overall transaction growth discussed above, partially offset by a decrease of approximately 10% in the average Transaction Fee Revenues earned per transaction from $23.86 to $21.55. The growth in the number of transactions was attributable to the Company's advertising campaigns and price promotions, as well as greater availability of the MoneyGram service resulting from 13% growth from approximately 14,100 to 16,000 in the number of MoneyGram Agent locations. The decrease in average Transaction Fee Revenues per transaction was due to increased usage by customers who took advantage of the promotional discount prices to transmit smaller face amounts per transaction. The average transaction face amount decreased 9% from $377 to $344.

  Expenses. The Company's total operating expenses increased 31% to $72.0 million in 1994 from $55.1 million in 1993. As a percentage of total revenues, operating expense decreased to 79% in 1994 from 106% in 1993. Growth in the total amount of funds transferred and volumes of transactions processed resulted in higher agent commissions and processing costs, respectively, while the Company's marketing and price promotions contributed to significantly increased advertising and promotion expenses.

  MoneyGram Agent commissions and amortization of Agent Contract acquisition costs increased 30% to $28.7 million in 1994 from $22.1 million in 1993 and decreased as a percentage of total revenues to 31% from 43%. MoneyGram Agent commissions and the amortization of Agent Contract acquisition payments decreased to 40% from 45% as a percentage of Transaction Fee Revenues in 1994 as compared to 1993.

  Processing expense increased 24% to $15.3 million in 1994. As a percentage of Transaction Fee Revenues, processing expense decreased to 22% in 1994 from 25% in 1993.

  Advertising and promotion expense increased by 42% in 1994 to $19.5 million, as the Company began its campaign to promote the MoneyGram service. As a percentage of total revenues, advertising and promotion expense decreased to 21% in 1994 from 26% in 1993. Selling and service expense increased by approximately 23% to $3.7 million in 1994, primarily as a result of an increase in marketing costs associated with the Company's advertising campaigns. As a percentage of Transaction Fee Revenues, selling and service expense decreased to 5% in 1994 from 6% in 1993. General and administrative expenses increased by 20% in 1994 to $4.7 million. As a percentage of Transaction Fee Revenues, general and administrative expense decreased to 7% in 1994 from 8% in 1993.

  Operating Income. Operating income increased to $19.4 million in 1994 from an operating loss of $3.2 million in 1993.

  Net Income. The Company earned net income in 1994 of $12.2 million compared to a net loss of $2.1 million in 1993. The 1994 improvement in net income resulted from increased foreign exchange revenues from U.S. to Mexico transactions and the continued growth in the number of transactions processed, offset, in part, by the increased advertising expenditures.

LIQUIDITY AND CAPITAL RESOURCES

  Total assets of the Company increased by $4.1 million to $45.7 million at June 30, 1996 from $41.6 million at December 31, 1995. The $22.5 million of assets attributable to unsettled MoneyGram transactions at June 30, 1996, declined by 13% ($3.5 million) as compared to the December 31, 1995 balance of $26.0 million due to seasonality of transactions. "Costs of acquiring Agent Contracts, net of amortization," increased by $6.6 million from $8.0 million at December 31, 1995 to $14.6 million at June 30, 1996, as a result of Agent Contract signings and renewals. Currently, the Company is negotiating the renewal of certain existing MoneyGram Agents and the signing of new MoneyGram Agents. In 1995, the Company paid $6.5 million related to Agent Contract acquisition payments. During 1996, the Company has
already paid $    million related to Agent Contract acquisition payments and estimates additional Agent Contract acquisition payments will be approximately
$    million for the remainder of 1996. The Company believes that 1997 Agent
Contract acquisition payments will be lower (estimated at $6 million) as most major MoneyGram Agents will be under long-term (three-to-five year) agreements, but that Agent Contract acquisition payments will increase in 1998 (estimated at $7 to $8 million) as contracts with several key MoneyGram Agents, as well as those between Western Union and many of its key agents, begin to expire. However, in the event that the Company implements the MoneyGram Agent Stock Option Plan, the Company will be able to reduce the amount of cash required for signing bonuses by offering certain new and renewing MoneyGram Agents a combination of cash payments and stock options under the MoneyGram Agent Stock Option Plan.

  During the first six months of 1996, cash flows from operating activities decreased by $2.6 million to $8.7 million from $11.3 million during the same period in 1995. This was due to reduced net income partially offset by reduced cash outflows related to working capital items in the first six months of 1996 compared to 1995.

  During the first six months of 1996, cash flows used by investing activities increased by $5.5 million to $9.8 million from $4.3 million during the same period in 1995. The increase in cash outflows from investing activities was due to Agent Contract acquisition payments primarily to existing agents to extend the term of these Agent Contracts by an average of five years. As a result of this increased investing activity, the Company required $1.1 million of funding from IPS during the 1996 period as compared to returning capital of $7.0 million to IPS during the 1995 period.

  The Company's cash flows from operating activities decreased by $1.9 million from $23.3 million in 1994 to $21.4 million in 1995. This decrease was principally the result of net cash outflows attributable to working capital items of $600,000 in 1995 as compared to a net cash inflow of $9.2 million in 1994 offset by higher net income in 1995. During 1995, the Company increased its investing activities by $7.0 million to $12.1 million from $5.1 million in 1994, primarily due to an increase in Agent Contract acquisition payments attributable to the signing of MoneyGram Agents and increased capital expenditures for signage and personal computers for its MoneyGram Agents. As a result of these increased investing activities, net capital returns to IPS declined by $8.8 million from $18.1 million in 1994 to $9.3 million in 1995.

  The Company has relied primarily on cash flows from operating activities and, in part, on funding from First Data to support operating and investing activities. Management expects the Company's future operating and investing cash needs will be provided by cash flows from operating activities, the $12 million IPS Cash Contribution and the Facility. The Facility will terminate on January 15, 1997, at which time all outstanding borrowings thereunder would have to be repaid or refinanced. The Facility contains terms and conditions, including certain restrictive covenants, customary in such agreements. See "Certain Relationships and Related Transactions--the Transition Agreements-- The Short-Term Working Capital Facility." Management expects to negotiate a credit facility with a third party prior to the expiration of the Facility, if necessary, with borrowing availability, terms and conditions sufficient to meet the Company's liquidity and capital resource requirements for the foreseeable future. However, there can be no assurance that the Company will be successful in arranging such financing in a timely manner.

  Each consumer money wire transfer transaction involves the transfer of funds from the sending customer to the selling MoneyGram Agent and shortly thereafter from the selling MoneyGram Agent to IPS as the licensed entity on behalf of the Company. These funds are used to satisfy the liability to pay the recipient customer the amount transferred, usually by the end of the same or next day. The Company does not utilize such funds to support the operations of the Company. These funds are included on the Company's Balance Sheet under the caption "Proceeds including proceeds due from/(to) IPS relating to unsettled MoneyGram transactions," and support the associated liability "Liabilities relating to unsettled MoneyGram transactions." See Note 1 of the Notes to Financial Statements.

  In certain instances, the Company has guaranteed minimum commissions to certain MoneyGram Agents. As of June 30, 1996, the remaining maximum commitment equalled approximately $81.6 million over the next seven years. Historically, the Company's transaction volume growth has been sufficient to mitigate the Company's required payments under these guarantees, with annual payments of between $1.3 and $2.5 million during each of the three years in the period ended December 31, 1995. The Company believes that its future required payments under the guarantees will not have a material impact on its financial condition or results of operations.

  Management believes that the cash flows to be provided by operations, the $12 million IPS Cash Contribution and the Facility will be sufficient to meet its working capital and capital expenditure needs for the foreseeable future.

                                   BUSINESS

OVERVIEW

  The Company is a leading non-bank provider of consumer money wire transfer services, with a strong, well-recognized brand-name. The Company accounted for approximately 16% of all consumer money wire transfer transactions worldwide in 1995. The Company offers customers the ability to transfer funds quickly, reliably, conveniently and at attractive prices through its approximately
       MoneyGram Agent locations in    countries worldwide. MoneyGram Agents
representing approximately   % of the Company's revenues for the first nine
months of 1996 are subject to long-term contracts ranging in term from    to
   years. MoneyGram targets its services to individuals without traditional banking relationships, expatriates who send money to their country of origin, traditional bank customers in need of emergency money transfer services, tourists without local bank accounts and businesses that need rapid and economical money transfer services. The Company also provides cash advance and express bill payment services (including payments on revolving credit, time and personal loans) through many MoneyGram Agent locations in the United States.

  The number of MoneyGram Agent locations has grown from 11,600 in 1991 to
approximately        as of September 30, 1996. In 1995 and the first nine
months of 1996, the Company processed 5.4 million and     million
transactions, respectively, and transferred $1.6 billion and $    million
total face amount of funds, respectively. In 1995 total revenues were $137.1 million, Transaction Fee Revenues were $93.8 million, foreign exchange revenues were $42.8 million, and operating income was $29.7 million. In the first nine months of 1996, the Company's total revenues, Transaction Fee
Revenues, foreign exchange revenues and operating income were $     million,
$     million, $     million and $     million, respectively. Substantially
all of the Company's transactions originate in the United States. In 1995, 45% of the Company's transactions were between U.S. locations, 44% were from U.S. to Mexico locations and 11% involved one or more international locations other than Mexico.

  The Company generates substantially all of its foreign exchange revenue on its U.S. to Mexico transactions based on the difference between the cost of Mexican pesos at wholesale rates and the retail exchange rate charged to customers in such transactions. In addition to receive commissions, the Company pays Banamex fees in an amount equal to one-half of the total foreign exchange revenues derived from U.S. to Mexico MoneyGram transactions received at a Banamex location.


CUSTOMERS AND MARKETS

  Consumers sending expatriate remittance funds and individuals without bank accounts are the two largest segments of repetitive money transfer customers. The Federal Reserve Board of Governors estimates that there are approximately 23 million households in the United States without traditional banking relationships. Additionally, industry analysts estimate that there are an increasing number of people who remit funds to their respective countries of origin on a regular basis.

  Consumer money wire transfer services provide customers with a convenient, rapid and secure method of sending money. The Company believes that consumer money wire transfer services have the following advantages over alternative methods of transferring money:

  . Reliability and Security. Consumer money wire transfer services are generally viewed as a more reliable and secure method of sending money than other methods such as mailing a money order or a bank check.

  . Global Accessibility of Agents. U.S.-based consumer money wire transfer service providers have over 30,000 agent locations in the United States and over 10,000 agent locations outside the United States. Typically, such agents are at locations convenient to customers. In addition, consumer money wire transfer networks provide service to many foreign locations which banks typically do not serve.

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  . Speed. Money transferred through consumer money wire transfer services often is available immediately and usually available within 24 hours after it is sent, far faster than sending money through the mail.

  . Convenient Hours. Unlike banks and post offices, many consumer money wire transfer agents are open 24 hours a day, seven days a week.

  . Individualized Services and Customer Flexibility. Agent networks typically include agents fluent in a variety of foreign languages. In addition, customers may purchase only the necessary financial services without maintaining a continual relationship or account with the agent.

  Non-bank consumer money wire transfer services are provided primarily by two global companies, MoneyGram and Western Union, as well as several niche competitors. The Company estimates that in 1995 the industry processed 33 million non-bank consumer money wire transfer transactions worldwide, an increase of 29% over 1994 and representing a compounded annual growth rate of 22% since 1991. In 1995, the Company processed 5.4 million of the 33 million non-bank consumer money wire transfer transactions worldwide, representing approximately 16% of such transactions. Western Union accounted for approximately 81% of all such transactions worldwide in 1995. The Company believes the gross revenues generated from non-bank consumer money wire transfers in 1995 were $800 million on $9 to $10 billion in face amount of transferred funds.

  The United States currently originates more consumer money wire transfer transactions than any other country in the world. The Company expects that the majority of the future growth in the United States will occur in transactions that terminate in international locations. Money transfers from the United States to Mexico currently represent an important and growing component of the money transfer industry due to the large number of Mexican immigrants remitting money from the United States to Mexico.

  The Company believes international consumer money transfers will continue to grow through the end of the decade, primarily due to the combination of increased migration and greater consumer awareness. The Company believes that migration dynamics throughout Latin America, the Caribbean, Europe and Asia provide attractive growth potential for consumer money transfer services. The Company intends to target advertising and promotional campaigns to raise awareness of MoneyGram services to new groups of consumers.

STRATEGY

  MoneyGram's objectives are to continue to grow as a leading provider of consumer money wire transfer services by offering competitive pricing and superior service and to develop and introduce other financial services. The Company has developed and has been pursuing the following strategy to capitalize on its competitive position in the growing market for consumer money transfer services:

  . Target Frequent Users of Money Transfer Services. Immigrants remitting funds to their home countries, people who may have a bank account (generally savings only) but who do not use other bank services or have traditional banking relationships (the "Underbanked") and people sending money to the Underbanked and unbanked represent a majority of consumer money transfers. The Company uses selected agent expansion in high-usage markets to ensure convenient access to its services for its target customers. The Company focuses its advertising and promotional campaigns in these high-usage markets to increase brand awareness and generate consumer trial and repeat usage of the MoneyGram service.

  . Offer Enhanced Value to Consumers. MoneyGram provides customers with an attractive price/value relationship. The Company offers value-added features to its customers, including a free three-minute long distance phone call with each transaction within the United States or between the United States and the Americas so that the sender may provide the recipient notice of the transaction, and a free 10-word message to the recipient included with the transferred funds. The Company also offers a MoneySaver card to certain customers which provides a 10% discount to frequent users. No other consumer money wire transfer provider currently offers this array of services. Pricing has been an important part of the

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   Company's consumer marketing strategy. The Company has maintained its consumer prices 20% to 30% below those of Western Union on each of the most frequently sent face amounts. In addition, the Company periodically offers consumers even greater discounts.

  . Increase Brand Recognition and Loyalty. Recognition of the MoneyGram brand and consumer loyalty are critical to maintaining and enhancing market share. In addition to offering value-added services to its customers, the Company designs its advertising and promotional campaigns to increase brand awareness and generate customer trial and repeat usage of the service. The Company also uses its MoneySaver frequent user discount program to build customer loyalty and enhance the MoneyGram brand image.

  . Expand its Agent Network. The MoneyGram Agent network is essential to the
    Company's growth and the Company believes that the quantity and quality of MoneyGram Agents available to the Company's customers are key elements of the Company's continued success. The Company seeks to develop relationships with potential MoneyGram Agents that offer the optimal combination of location, existing service mix and commitment to providing the MoneyGram service. In order to retain its agents, MoneyGram provides them with a number of support services, including product training, traffic building and cooperative advertising programs, as well as signage. In addition, the Company's goal is to provide a computer to all MoneyGram Agents processing more than 30 transactions per month, which improves transaction speed, reliability and security.

  . Grow Internationally. Management views international markets as the next significant growth area for money transfer services. Focusing on particular corridors, the Company is currently seeking to expand its global presence. The Company has significantly increased its send transaction volume to Asia, the Caribbean and Latin America. The advent of send and receive capabilities by MoneyGram Agents in Latin America is broadening the Company's customer base and fostering growth in this key market. In addition, the Company currently is negotiating new Agent Contracts in Europe and intends to focus increased resources on expanding its service in Europe. Future growth should occur as migration patterns continue and advertising and promotional efforts increase international awareness of the MoneyGram service. The Company intends to focus on countries with rapid growth rates or inefficient and expensive delivery systems and, when permissible, countries that currently are subject to U.S. trade embargoes. The Company is expanding its MoneyGram Agent network to capitalize on these money transfer opportunities.

  . Penetrate Additional Retail Network and Other Distribution Channels. The
    Company's success depends on its ability to grow and develop its MoneyGram Agent network. The key characteristics of an attractive agent location are convenience, extended hours, days of service, cash availability, well trained and motivated staffing and a secure environment. The Company also seeks to maintain a balanced and diversified network. Currently, check cashers and supermarkets generate approximately 80% of the Company's send volume despite accounting for only 30% to 35% of the Company's MoneyGram Agent locations. Potential outlets for U.S. network expansion are check cashers, postal and packaging outlets and supermarkets not currently offering a consumer money wire transfer product. The Company expects to expand its international MoneyGram Agent network primarily by adding travel agencies, bureau de change operators and banks.

  . Develop Other Related Payment Products and Systems. The Company plans to offer complementary products and services through the MoneyGram Agent network, such as money orders and phone cards and, in the future, may develop other related products, such as prepaid debit cards, secured credit cards and insurance products. The Company believes that by offering additional products it will generate additional revenues, as well as enhance the attractiveness of the MoneyGram service to potential agents and its target customers. See "Risk Factors--Ability to Grow through New Products and Services."

THE MONEYGRAM AGENT NETWORK

  The Company has an extensive global network of MoneyGram Agents. Of the
       MoneyGram Agent locations, approximately        are located in the
United States, 1,000 in Mexico (of which approximately 700

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are Banamex locations) and      in    other countries around the world. The
MoneyGram Agent network includes a variety of types of businesses. Supermarkets and check cashers represent approximately 30% to 35% of the Company's MoneyGram Agent locations and approximately 80% of the Company's send transaction volume. MoneyGram Agent locations also include travel agencies, collection agencies, bus stations and credit unions. The Company
estimates that        to        of the        MoneyGram Agent locations in any
given month, on average, initiate or receive a transaction. The total number of MoneyGram Agent locations has increased from approximately 14,100 in 1993
to        at September 30, 1996. Since October 1995, several large MoneyGram
Agents have added a significant number of agent locations, including Ace America's Cash Express, Albertson's Inc. and Rite Aid Corporation, which added 91, 387 and 244 new MoneyGram Agents, respectively.

  In order to accomplish the Transition, the MoneyGram Agent sales force dedicated a significant amount of time and effort to obtaining the consents of MoneyGram Agents to the assignment of their Agent Contracts from TRS to IPS and, at such time as the Company obtains the Required Licenses, to the Company (the "Consents"). During the period from October 1995 to March 1996 (the "Consent Period"), the Major Accounts division of the MoneyGram Agent sales force dedicated more than half of their time to obtaining Consents while the Retail Sales division of the MoneyGram Agent sales force dedicated all of their time between October 1995 and February 1996 to obtaining the Consents. In the process of obtaining the Consents, the Company renewed many Agent Contracts, and obtained long-term extensions to existing Agent Contracts resulting in most MoneyGram Agents being under contract for a longer period of time. As of September 30, 1996, Agent Contracts representing approximately
      locations and approximately   % of the Company's Transaction Fee
Revenues for the nine months then ended do not expire until      or
thereafter. Agent Contracts representing approximately       locations and
approximately   % of the Company's transaction volume for the first nine
months of 1996 expire between October 1, 1996 and December 31, 1997. All other Agent Contracts have expired or are currently in evergreen periods and are subject to termination upon notice ranging from 90 to 365 days.

  During the Consent Period four significant MoneyGram Agents, Revco, Greyhound Lines, Inc., Food 4 Less Supermarkets, Inc. and the Pantry, chose not to renew their Agent Contracts. While these four MoneyGram Agents collectively represented 10.5% of the MoneyGram Agent locations at December 31, 1995, the percentage of total transactions and total revenues attributable to these MoneyGram Agents were only 6.8% and 5.3%, respectively.

  In addition, as a result of the Transition, the 450 American Express Travel Services Offices ("TSOs") which serve as MoneyGram Agents no longer offer the MoneyGram service. The TSOs accounted for approximately 9%, 6%, 2% and 1% of the Company's transactions volume for 1993, 1994 and 1995 and the six-month period ended June 30, 1996, respectively. The loss of these TSOs reduced the number of countries with MoneyGram Agents by 11. The Company is actively engaged in establishing independent Agent Contracts with the approximately 200 individual American Express Representative Offices, which are independently owned but operated under the American Express name and logo.

  As the process of obtaining the Consents nears completion, the MoneyGram Agent network has again begun to grow. From March 1, 1996 through September
30, 1996, the Company added    MoneyGram Agents, for a net gain for that
period of    agents. Although the Company has lost approximately 2,700, 3,600
and       MoneyGram Agents for the years ended 1994 and 1995 and the nine-
month period ended September 30, 1996, respectively, it has added
approximately 4,500, 4,900 and       new MoneyGram Agents, respectively,
during such periods.         of the           MoneyGram Agents lost between
January 1, 1996 and September 30, 1996 were smaller agents who had conducted ten or fewer transactions during the three months preceeding their termination. The Company believes that turnover in agents, caused primarily by the sale of the agent location, a change in the nature of their business or the movement by agents among consumer money wire transfer service providers, is normal for the industry. In addition, during the Consent Period, the MoneyGram sales personnel spent the majority of their time obtaining the Consents rather than focusing their efforts on expanding the MoneyGram Agent base. The Company can give no assurance that it will be able to continue to sign new agents at a rate that exceeds the attrition rate of existing agent locations. See "Risk Factors--Fluctuation of MoneyGram Agent Network" and "-- Competition with First Data."


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  A limited number of the Company's top MoneyGram Agents generate a significant percentage of the Company's transaction volume and revenues. In 1995, the Company's top 10 selling MoneyGram Agents, representing approximately 2,500 locations, accounted for approximately 42% of the Company's transaction volume and 43% of the Company's Transaction Fee Revenues. In the first nine months of 1996, the Company's top 10 MoneyGram
Agents, representing approximately     locations, accounted for approximately
  % of the Company's transaction volume and   % of the Company's Transaction
Fee Revenues. The Company has long-term contracts that expire no earlier than
       with     of its 1996 top 10 MoneyGram Agents, representing
approximately     locations and accounting for approximately   % of the
Company's transaction volume and   % of the Company's Transaction Fee Revenues
for the first nine months of 1996. Each of the two top 10 MoneyGram Agents in 1995, Banamex and the Chicago Currency Exchange, was involved in transactions representing over 10% of the Company's total revenues. In 1995, 46% of funds transferred and 44% of all transactions processed by the Company were sent by MoneyGram Agents located in the United States and received by MoneyGram Agents located in Mexico. During 1995, U.S. to Mexico transactions for which Banamex was the receiving agent generated approximately $42.4 million in foreign exchange revenues, representing 31% of total revenues. The Banamex Agreement expires in April, 2002. The Chicago Currency Exchange (consisting of the approximately 85 separate Agent Contracts with owners of Chicago Currency Exchange locations which expire in 2000 or 2001) in the aggregate initiated send transactions that generated approximately 15% of the Company's total Transaction Fee Revenues in 1995. In addition, in the first nine months of 1996, Ace also was involved in transactions representing over 10% of the
Company's total revenues for the period. Ace has      locations which
initiated send transactions that generated approximately     % of the
Company's total Transaction Fee Revenues in the first nine months of 1996. The Agent Contract with Ace expires in 2000. The loss of, or a significant reduction in, business from one or more of the significant MoneyGram Agents, including Banamex, Ace or a significant portion of the Chicago Currency Exchange locations, could have a material adverse effect on the Company's business, operating results or financial condition. In addition, each of Banamex and the Chicago Currency Exchange is the primary provider of the MoneyGram service in its geographic location. Therefore, the loss of either of these relationships could leave the Company without the ability to provide adequate service to its customers in a key geographic area. There can be no assurance that the Company could replace the volume, revenues or geographic range represented by either Banamex or the Chicago Currency Exchange locations.

  In order to retain and sign certain significant agents and to provide those agents an opportunity to share in the growth of the Company, subsequent to the Offering the Company expects to implement the MoneyGram Agent Stock Option Plan. If implemented, the Company may grant options to certain key MoneyGram Agents (exercisable at the price of the Common Stock on the date any such option is granted) in connection with the extension of existing or the negotiation of new Agent Contracts. Such options, if granted, generally would not be exercisable until the expiration of the initial term of such Agent Contracts. The Company expects that any such stock options (and the shares of Common Stock issuable upon exercise of such options) would be registered under the Securities Act. Therefore, any shares of Common Stock issued upon exercise of an option would be freely tradeable without restriction. No assurance can be given that the Company will adopt such a MoneyGram Agent Stock Option Plan (which may require stockholder approval) or that, if adopted, any options would be granted thereunder.

EXPRESS PAYMENT AND CASH ADVANCE

  Express Payment, a service which provides consumers with a way to quickly pay third party loans, bills or debt, is one of the fastest growing segments of the money transfer industry. Since 1988 all MoneyGram Agents have offered the Express Payment service. The Company maintains contracts with entities such as credit card companies, lending institutions and collection agencies ("Creditors") which provide customers with credit and require a means by which delinquent customers can make overdue payments directly to Creditors. Typical Creditors include GMAC, Ford Motor Credit Company, Capital One and American Express. To use Express Pay, the Creditor directs the consumer to visit a MoneyGram location and transmit the amount due. The consumer pays the principal amount owed and a $10.50 flat fee to the MoneyGram Agent. A MoneyGram money transfer check automatically prints out at the Creditor's office as immediately usable funds.

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

  The Cash Advance product is an ancillary service offered by the Company through about 140 MoneyGram Agents representing approximately 1,000 locations. The service allows the customer to receive a cash advance of up to $1,000 on a Visa or MasterCard. Fees vary based on the amount advanced.

NEW PRODUCTS

  The Company expects to offer a phone card product beginning in the fourth quarter of 1996. The market for phone cards is growing rapidly but is increasingly fragmented. Annual revenues are estimated at $800 million and a 15-20% growth rate is expected through the year 2000. Customers without access to long distance phone service can purchase a phone card in denominations of $5, $10, $20 or $50 and use the card to make calls from any phone. International calls typically can also be made with a phone card, but reduce the number of available minutes. Currently, there are approximately 400 providers of retail phone cards, an increase from 200 providers in 1993. The Company is well positioned to service the phone card market and believes that the phone card is a natural complement to its existing products. Many of the 30 to 40 million people without a phone in the U.S. are the same individuals who comprise the unbanked and Underbanked, one of the Company's target customer sections. The Company intends to enter into an agreement with a major telephone carrier to provide product support and customer service.

THE MONEY TRANSFER PROCESS

  The actual collection and payout of funds in MoneyGram's money transfer process is handled by the MoneyGram Agents. Selling MoneyGram Agents collect the money to be transferred plus the transaction fee from the customer sending the money. At the end of each day, the Company totals the amount of each MoneyGram Agent's transactions and the corresponding transaction fees. The following morning the Company debits the selling MoneyGram Agents' bank accounts for the dollar value of all of the MoneyGram Agents' transactions processed on the previous day and the corresponding transaction fees. All selling MoneyGram Agents are required to maintain separate bank accounts for use in connection with processing the MoneyGram service and the process of debiting this bank account is done through an automated clearing house ("ACH") transfer.

  Receiving MoneyGram Agents are authorized to pay out the transferred funds to the recipient customer through confirmation of a reference number for the transaction. In most instances, the receive MoneyGram Agents are reimbursed for this payment by depositing a pre-signed money transfer check into their bank account. Typically, the Company provides the MoneyGram Agents with blank checks and the MoneyGram Agents write the checks out to themselves following the receipt of an authorization number from the Company and deposit them into their bank accounts. Similar to selling MoneyGram Agents, all receive agents must maintain separate bank accounts for use in connection with processing the MoneyGram service. The Company pays selling MoneyGram Agents and receiving MoneyGram Agents their commissions at the end of each month. The Company assumes responsibility for information processing and the additional support services necessary to complete a given transaction. The individual MoneyGram Agents assume responsibility for both internal fraud and/or customer fraud for any non-cash payment (e.g., checks) for services rendered. Currently, the Company provides a free three-minute long distance telephone call with each transaction within the United States or between the United States and the Americas so that the sender may provide the recipient with notice of the transaction.

  The entire process generally is completed on a same day or next day basis. The receipt of the transmitted funds is location independent; a customer can retrieve funds from any MoneyGram Agent within most of the Company's MoneyGram Agent network regardless of the sender's location. This capability provides significant flexibility to the Company's customers. The Company's identification requirements vary according to the principal amount sent and the circumstances of the transaction, but, generally, domestic transactions only require the recipient to present basic forms of identification to receive the transferred funds. No pre-existing relationship between the Company and the send or receive customer is required in any circumstance.

                          [Chart depicting the money
                          transfer process detailed
                          in "Business -- The Money
                              Transfer Process."]

  The MoneyGram Agents are compensated through commissions with rates determined by their Agent Contracts. Commissions for send transactions typically are based on a percentage of each transaction fee and average approximately 20% of the Company's gross fee per transaction. MoneyGram Agents' commissions for receive transactions are either a flat fee or a percentage fee, typically averaging approximately 16% of the Company's gross fee per transaction.

MONEYGRAM PRICING AND FEES

  The Company is compensated for its money transfer services through fees paid by the sender and, in certain international transactions, revenues from foreign exchange conversion. Transaction fees are charged to customers according to a graduated schedule based upon the face amount of the transaction. Prices are set to maximize transaction volume at certain "frequent" face amounts. The average face amounts for the Company's transactions during 1995 were $238, $302 and $446 for transactions from U.S. to U.S., U.S. to Mexico and U.S. or international to international locations, respectively, and the standard fees for such transactions were approximately $20, $31 and $40 (depending on the location of the recipient), respectively. The average face amounts for the Company's transactions during the first six months of 1996 were $235, $267 and $393 for transactions from U.S. to U.S., U.S. to Mexico and U.S. or international to international locations, respectively.

  The Company's pricing policy has been an important part of its overall strategy. In order to grow the Business, management actively pursued a policy of maintaining its prices 20% to 30% below those of Western Union on each of the most frequently sent face amounts and has featured numerous promotions with even greater discounts on prices. Promotional discounting of prices has reduced the Company's profit margins. Customers typically increase usage during promotion periods, but also transmit smaller amounts of money per transaction with a resulting lower average fee per transaction. Historically, the Company's transaction volumes have increased during price promotions and, although transaction volumes decline when the price promotion ends, they consistently remain above pre-promotion levels. There can be no assurance as to what the Company's competitors will do in the future in terms of pricing, nor can there be any assurance that the Company will be able to continue to price below such competitors or offer frequent and substantial promotions. Future price competition could further reduce profit margins (without any increase in transaction volume) and adversely effect the Company's business, operating results or financial condition. As the MoneyGram service increases its brand name recognition and transaction volumes increase, the Company has in 1996, and currently intends to continue, to reduce the number, scope, duration and level of discounting of its price promotions compared to 1995 and 1994.

  In addition to fees charged for each transaction, certain international money transfers generate revenues from foreign exchange conversions. The foreign exchange revenues received for international money transfers are determined by the Company's contract with the receiving agent and the spread between the wholesale and retail exchange rates for the currency involved in the transaction. The Company's total revenues from foreign exchange have increased from $3.1 million in 1993, to $20.4 million in 1994 and $42.8 million in 1995. For the six-month period ended June 30, 1996 total foreign exchange revenues were $15.8 million compared to $24.4 million for the same period in 1995. The total and per transaction foreign exchange revenues realized by the Company in 1995 were substantially larger than in prior years, primarily due to the volatility of the value of the Mexican peso. As the decrease in average foreign exchange revenue earned per transaction from approximately $22 in the first six months of 1995 to approximately $13 in the first six months of 1996 demonstrates, the Company's average foreign exchange revenues per transaction in 1995 are not indicative of what the Company expects to achieve in the future.

  Both the Company and Banamex realize foreign exchange revenue on U.S. to Mexico transactions with respect to the difference between the Company's wholesale rates and the retail exchange rates charged to MoneyGram customers. In addition to receive commissions, the Company pays Banamex fees in an amount equal to one-half of the total foreign exchange revenues derived from U.S. to Mexico MoneyGram transactions received at a Banamex location. Banamex purchases Mexican pesos at a known rate for transactions that will be paid the following day. Banamex and the Company then set the Mexican peso pricing to be charged for those transactions based on competitive retail market rates. At a minimum, the Company believes that its retail pricing will cover the currency purchase cost and, in almost all cases, the transaction will generate income due to the difference between wholesale and retail exchange rates.

SALES AND MARKETING

  The Company advertises primarily through spot television ads, radio, print and other media including billboards and bus benches. The Company has implemented advertising and promotion strategies intended to increase its market share and broaden the brand recognition of the MoneyGram service in its target markets. Management believes that these strategies have been effective in increasing the Company's total transaction volume and the total amount of funds processed through the MoneyGram system.

  The major goals of the Company's advertising are to: (i) increase brand awareness within the general market; (ii) generate customer trial and continued usage of the service; (iii) convert customers of other consumer money transfer providers to the Company; and (iv) create brand loyalty. The Company's management has targeted its advertising in high usage markets (e.g., immigrants in the United States remitting funds to their native countries, the Underbanked and the unbanked) by directly comparing the Company's price to the prices charged by the Company's competitors or by focusing on speed and security of funds transferred.

  The Company seeks to focus its marketing strategies on targeted advertising and on discounted price promotions. A typical promotional campaign entails the lowering of the fees charged per face amount. The Company directs its promotional materials to markets that it believes are most responsive to its marketing strategy, such as price sensitive consumers and selected demographic markets. The Company also provides secondary advertising in other markets intended to increase consumer awareness of the benefits of its services. Each of the Company's major promotions corresponded to a significant rise in transaction volumes. Customers typically increase usage during promotion periods, but also transmit smaller amounts of money per transaction with a resulting lower average fee per transaction. Historically, the Company's transaction volumes have increased during price promotions and, although transaction volumes decline when the price promotion ends, they consistently remain above pre-promotion levels.

  The MoneyGram Agent network is supported by a nationwide field service team which recruits and services MoneyGram Agents. The field service team is broken into four segments: national accounts (large regional and national chains), domestic individual accounts (small businesses), international accounts (worldwide except U.S. and Canada) and Express Payment subscribers (primarily commercial customers and collection agencies). The field service team provides a variety of services to MoneyGram Agents including training, automation, assistance with cooperative advertising and provision of signage. There are currently 90 employees in the Sales and Service Department.

  The Company introduced the MoneySaver program in April 1993 as a part of the customer loyalty element of its marketing strategy. This program offers a 10% discount on customer transaction fees (normal and promotional fees) and utilizes pre-recorded "sender profiles" to save time for the MoneyGram Agent and the customer during the send portion of a MoneyGram transaction. MoneySaver cards are mailed to targeted customers after they have sent a MoneyGram transaction, and currently there are approximately 2.8 million cards in circulation. A significant number of those who have received MoneySaver cards have used them in a subsequent transaction. In 1995 and the first six months of 1996, 32% and 35%, respectively, of all send transactions were initiated with a MoneySaver card. The cards also enable the Company to maintain a customer database that facilitates the Company's direct marketing campaigns.

  Prior to the Transition, IPS has managed and operated the Business and other IPS payment products under the TRS Management Agreement. Under the TRS Management Agreement, IPS is permitted to use the American Express and TRS name and logo in connection with the MoneyGram service. The TRS Management Agreement contemplates that IPS would phase out the use of the American Express name and logo by April 1997. IPS has already commenced such phase out, for instance, in certain of its advertising and promotions of the MoneyGram service. Upon the transfer of the Agent Contracts from TRS to IPS in connection with the Transition, neither IPS nor the Company will be permitted to use the American Express or TRS name or logo in connection with the MoneyGram service, except in certain point-of-sale advertising at MoneyGram locations for a limited period of time. No assurances can be given that the loss of the use of the American Express or TRS name and logo will not have a material adverse effect on the Company's business, operating results or financial condition.

SEASONALITY AND FLUCTUATION IN QUARTERLY RESULTS

  The Company's Transaction Fee Revenues and foreign exchange revenues fluctuate on a quarterly basis and, to a lesser extent, reflect some seasonal variations in transaction volumes. Transaction Fee Revenues fluctuate based in part upon whether the Company is offering a price discounting promotion. These promotions are a part of the Company's growth strategy. Customers typically increase usage during price promotions, but also usually transmit smaller amounts of money per transaction, with a resulting lower average fee per transaction. The lower average fee per transaction during promotions historically has been partially offset by corresponding increases in transaction volume. Foreign exchange revenues fluctuate based upon the volatility in the spread earned between wholesale and retail exchange rates on foreign exchange transactions (primarily to Mexico). These exchange rates are affected by volatility of foreign currencies, particularly the Mexican peso, and the face amount of transactions sent outside the United States, primarily to Mexico.

  The Company processes relatively higher volumes of MoneyGram transactions in the months of May and December as a result of customers' increased use of the MoneyGram service to send money to family members at the Mothers' Day and Christmas holidays. Seasonal factors such as migrant worker remittances, which are higher in the summer and fall, and emergency transfers to travelers, which are higher during the summer, also affect the Company's quarterly results of operations.

OPERATIONS

 Overview

  The Company's operations are headquartered at its Lakewood Facility. The Lakewood Facility houses the Company's customer service center which processes an average of 25,000 to 30,000 calls per day. The facility is staffed 24 hours a day, 365 days a year. The Company has operators fluent in sixteen languages and at least 50% of the operators are bilingual. The Lakewood Facility currently is operating with 300 operator stations but is capable of operating approximately 440 call operator stations simultaneously. As currently configured, and assuming the same proportion of transactions are initiated by MoneyGram Agents via personal computers, the Lakewood Facility can process the voice transactions associated with an overall volume of 10 million transactions per year. At peak capacity, the Lakewood Facility could handle the voice calls associated with a total volume of approximately 13 million transactions per year. However, in order to insure that the Company will have adequate redundancy in its customer service system, the Company has decided that pursuant to the Operations Agreement, up to 30% of the inbound voice calls may be routed through the Corpus Christi Facility.

  In order to assure that the Company can provide MoneyGram Agents with uninterrupted service in the event of an emergency, the Operations Agreement provides that First Data and its affiliates will provide disaster recovery services for the Company's customer service center during the term of the Operations Agreement at First Data facilities located in Englewood, Colorado, and, for such time as the Company chooses to route inbound voice calls through the Corpus Christi Facility, at the Corpus Christi Facility. The Company may obtain disaster recovery services from a third party. See "Risk Factors--Risk of Loss" and "Certain Relationships and Related Transactions--The Transition Agreements--The Operations Agreement."

 Voice Communications

  Each call into the Company's customer service center is electronically distributed by a Rockwell Spectrum Automatic Call Distributor ("ACD"). The ACD informs the operator of the call type and forwards the calls to the appropriate operator, based on the linguistic requirements of the caller. The ACD also collects the detailed statistical information used by the Company to help maximize the efficiency of the customer service center's operations, including average time to answer, average call length, average number of abandoned calls and the number of calls in queue.

MoneyGram Agent Automation

  During the six months ended June 30, 1996, approximately 72% of all send transactions were processed through personal computers ("PCs") located at selected MoneyGram Agent locations. PC usage reduces the Company's average cost of a transaction. Currently, the Company's goal is to provide a personal computer system, together with training and field support, to all MoneyGram Agents who process more than 30 transactions per month. The PC enables the MoneyGram Agent to enter customer and transaction data more quickly than possible via the Company's customer service center and provides the MoneyGram Agent with an on-line reference for inquiries, such as other MoneyGram Agent locations and transaction procedures. The PCs currently at approximately 450 MoneyGram Agent locations process both MoneyGram wire transactions and IPS's money order and other payment services. These PCs will be contributed to the Company prior to the Offering. The Company has agreed, as part of the Transition, to permit IPS to continue to offer its money order and other payment services through these MoneyGram Agents on their PCs.

INTERNATIONAL TRANSACTIONS

 Mexico

  Although the Company only began processing transactions in Mexico in 1990, it processed approximately 2.4 million transactions for receipt in Mexico during 1995 and approximately 1.2 million transactions in the first six months of 1996 compared to approximately 1.1 million transactions in the same period in 1995. Management believes that this growth is the result of the development of a Mexican-oriented agent network, targeted advertising and promotional programs and its relationship with Banamex, a leading commercial bank in Mexico.

  TRS (an affiliate of American Express) and Banamex entered into the Banamex Agreement on July 24, 1990, allowing Banamex to serve as MoneyGram's primary receive agent in Mexico. Since the initial signing, the Banamex Agreement has been extended three times. The Banamex Agreement is effective through April 17, 2002 and provides for an automatic renewal after April 17, 2002 for an additional five-year term unless either party notifies the other of its intent to cancel 90 days prior to the end of the term. The Banamex Agreement only allows the Company to process or pay U.S. to Mexico MoneyGram money transfers through Banamex as its receiving agent, except for the limited circumstances in which the Company had a relationship with a MoneyGram Agent in Mexico prior to September 1, 1994 or in specific regions of Mexico where Banamex does not have a branch location. However, as a result of the assignment of the Banamex Agreement by TRS to IPS in the Transition, Banamex is not prohibited from processing, but is still prohibited from paying, money transfers in Mexico on behalf of American Express or its affiliates and First Data or its affiliates (including Western Union). Currently, Banamex processes or pays money transfers in Mexico only on behalf of the Business.

  A majority of the money transfers to Mexico are sent for next day pick-up. For each transaction, Banamex receives a sliding percentage of the monthly average transaction fee charged to customers. Banamex receives a higher percentage of the fee for same day transactions. Banamex reserves the right under certain circumstances to disapprove any Company proposed promotion or discount and receive a minimum, agreed upon fee amount per transaction regardless of what the Company charges the customer. The Company pays Banamex fees in an amount equal to one-half of the total foreign exchange revenues derived from U.S. to Mexico MoneyGram transactions received at a Banamex location.

  In order to encourage a high volume of U.S. to Mexico transactions, First Data has agreed with Banamex, and the Company subsequently will be bound, to spend a specified amount each year on Spanish language advertising. Historically, the Company has spent significantly more than the amount required by the agreement. In 1995, the Company spent over $8 million on Spanish language advertising, signage and promotional activities.

 The Americas, Asia and Europe

  Management views the international markets other than Mexico as its next area of potential transaction growth. Focusing on particular corridors, the Company is currently seeking to expand its global presence. Send transaction volume to the Caribbean and Latin America has increased, and the advent of send as well as receive capabilities by MoneyGram Agents in the region is broadening the Company's customer base and fostering growth in this market. While the Company previously offered receive-only service throughout the Latin American region, MoneyGram Agents in approximately 10-15 countries in the region will be offering both send and receive service by the end of 1996. The Company's agent network in Latin America is increasing, with new MoneyGram Agents in Uruguay, the Cayman Islands, Dominica and the Bahamas, increasing the scope of the Company's agent network in the region.

  In Europe, the Company has added MoneyGram Agents in the U.K., Spain, Switzerland, Belgium and Ireland. In addition, a bureau de change operation with branches covering the Scandinavian countries has indicated it will convert to MoneyGram at the start of 1997. Spain is a particularly promising market due to the loosening of restrictions on money transmittal by the Spanish Central Bank. Additional efforts are underway to work with Post Office or PostBank organizations in several European countries to expand coverage. Asian send transaction volume has also increased, and the Company has initiatives to expand the number of MoneyGram Agents in Pakistan, Sri Lanka and Bangladesh.

  The Company believes that future growth should occur as migration patterns continue and advertising and promotional efforts increase international awareness of the MoneyGram service. Future markets of focus include those countries with rapid growth rates or inefficient and expensive delivery systems and, when permissible, countries that currently are subject to U.S. trade embargoes. Such growth could be slowed, however, due to protectionist policies practiced by some countries, the existence of bank relationships between countries which effectively lock out competition with their low fees and the lack of reliable market data. Competition between the Company and Western Union in the international arena is very fragmented and varies by country and region. While Western Union has agents in a greater number of countries than the Company, the Company believes that the Western Union brand name is not as established internationally as it is in the United States. In order to effectively penetrate the international market, the Company will need to develop enhancements such as direct conversion between non-U.S. currencies, home delivery and an improved telecommunications and banking settlement infrastructure.

COMPETITION

  The consumer money transfer and other payment products industry is highly competitive. The principal methods of competition are price and number and quality of agents and agent locations. Quality of service and service enhancements are, to a lesser extent, competitive factors. The Company faces competition from other consumer money wire transfer service providers as well as from other payment products which offer consumers the ability to transfer funds to others. Non-bank consumer money wire transfer services are provided primarily by two global companies, MoneyGram and Western Union. The Company estimates that Western Union accounted for approximately 81% of the 33 million non-bank consumer money wire transfers processed worldwide in 1995 (compared to approximately 16% by the Company).

  Recently, competition has increased through the entry of new competitors or expanded services offered by existing competitors, particularly in the U.S. to Mexico market. Orlandi Valuta, previously a competitor in the Los Angeles to Mexico corridor, has expanded its U.S. presence to over 3,400 agents in California, Illinois, Texas and Florida, now offers a 10-minute service to Mexico and is contemplating offering a U.S. to U.S. service. The Company faces additional competition from the U.S. Postal Service which announced plans to offer two new money transfer products to Mexico in 1996. The U.S. Postal Service has joined the Eurogiro Network AS, which allows the U.S. Postal Service to send postal money order delivery information electronically to participating partner postal administrations (such as Mexico's postal service). Funds also may be wired to the receiving institution over this network. This "electronic money order" service will allow customers to quickly send their money orders to Mexico for pick up at the Mexican post office. In addition, the U.S. Postal Service currently is testing an electronic funds transfer system in California and Texas that will allow postal customers to wire money to Mexico to be received at Bancomer. Niche competitors who serve specific migratory corridors also compete with the Company, including several Mexican banks (such as Bancomer) which have recently begun to offer consumer money wire transfer services from the United States to Mexico, focusing on specific geographic locations with high densities of Mexican immigrants. Niche competitors are able to focus on particular geographic corridors and eliminate the expenses associated with maintaining nationwide and worldwide agent networks.

  The Company also faces competition from providers of other payment products. Banks, other financial institutions and credit card companies provide similar services. Some financial institutions in the United States have announced plans to expand such services or offer consumer money wire transfer services for non-bank customers. The Company also faces competition from automated teller machines and similar retail electronic networks that could allow consumers to transfer funds to others. The Company also competes with providers of money orders purchased through IPS, Western Union agents, the United States Postal Service, currency exchanges, supermarkets, convenience stores and other retail outlets. Money orders generally are less expensive than consumer money wire transfer services and are available to customers through more extensive distribution networks.

  A significant portion of the Company's growth in revenues and transaction volumes prior to 1996 resulted from promotional discounting of its prices, which has reduced the Company's profit margins. Customers typically increase usage during promotion periods, but also transmit smaller amounts of money per transaction with a resulting lower average fee per transaction. Historically, the Company's transaction volumes have increased during price promotions and, although transaction volumes decline when the price promotion ends, they consistently remain above pre-promotion levels. There can be no assurance as to what the Company's competitors will do in the future in terms of pricing, nor can there be any assurance that the Company will be able to continue to price below such competitors (particularly niche competitors, such as Mexican banks establishing consumer wire transfer service locations in high-use areas in the United States) or offer frequent and substantial promotions. Future price competition could further reduce the Company's profit margins (without any increase in transaction volume). As the MoneyGram service increases its brand name recognition and transaction volumes increase, the Company has in 1996, and currently intends to continue, to reduce the number, scope, duration and level of discounting of its price promotions compared to 1995 and 1994.

  Following the Offering, the Company will compete directly with First Data and Western Union, subject only to limited non-solicitation protections provided by the Consent Decree. Although the Consent Decree prohibits First Data from entering into a consumer money wire transfer service contract with a MoneyGram Agent prior to the scheduled expiration of the Agent Contract, First Data and Western Union may sign a consumer money wire services contract with any MoneyGram Agent whose Agent Contract is terminated in accordance with its terms. If MoneyGram fails to comply with the terms of any Agent Contract, including, in the case of certain significant MoneyGram Agents, achieving certain minimum transaction volume and dollar levels, the MoneyGram Agent may terminate the Agent Contract, in which case First Data and Western Union are permitted under the Consent Decree to sign such agent to a Western Union agent contract.

  In addition, the scope of the Consent Decree is limited in certain respects. Specifically, the non-solicitation provisions of the Consent Decree described above do not limit First Data or Western Union from entering into contracts with MoneyGram Agents to provide services utilizing automatic teller machines and other point of sale devices, transactions involving debit cards, cash advances utilizing credit cards, home banking, prepaid telephone and cash cards, money orders and utility bill payment services. First Data and Western Union therefore can offer such products in direct competition with the Company, unrestricted by the Consent Decree. In addition, First Data is unrestricted in its use of the IPS Application Software, including in connection with conducting the operations of Western Union and developing other products. Finally, certain senior managers of First Data who previously exercised discretion and control over the Business will remain as senior managers of First Data with responsibility for, among other things, the operations of Western Union. Moreover, other than pursuant to the confidentiality provisions of the Hold Separate Agreement, First Data is not restricted or precluded from applying its historical knowledge of the Business to its management of Western Union, which may enhance Western Union's ability to compete with the Company.

  Western Union is likely to use its significantly greater financial, technological and marketing resources to compete vigorously with the Company in the consumer money wire transfer services industry, including by signing terminated MoneyGram Agents, and may launch new products that compete with the consumer money wire transfer service offered by the Company. Such competition may have a material adverse effect on the Company's business, operating results or financial condition.


  Many of the Company's competitors have, and potential competitors may have, significantly greater financial, technological and marketing resources than the Company. No assurances can be given that such competitors will not use such resources to compete more agressively by expanding their agent networks, funding substantial advertising campaigns, adding enhanced customer services and/or reducing prices, that the Company will be able to compete successfully against current or future competitors or that such competition will not have a material adverse effect on the Company's business, operating results or financial condition.

PROPRIETARY RIGHTS AND TRADEMARKS

 MoneyGram Marks

  The Company uses certain service marks in the Business, including "MoneyGram," "The Better Way to Wire Money," "Wire Money in Minutes" and "Money in Minutes Worldwide." Many of these marks have been refused initial registration by the U.S. Patent and Trademark Office or are concurrently being used by Western Union, the Company's principal competitor.

   IPS has registered "MoneyGram" in certain countries and has applications pending to register the mark in the United States and in substantially all other countries in which the Company is conducting, or intends imminently to conduct, business. In the United States and in certain other countries, the trademark examiners initially have refused to register "MoneyGram" on the grounds that it is merely descriptive of the service. The Company intends to defend vigorously the registrability of "MoneyGram." However, no assurance can be given that "MoneyGram" will be registered in any country where applications are pending.

  Western Union is using, among other marks, "The Best Way to Send Money" and "The Fastest Way to Send Money" and has registered these marks in the United States and in other countries. IPS applied to register "The Better Way to Wire Money" in the United States, and the U.S. trademark examiner rejected the application due to Western Union's prior registrations for said marks.

  Western Union uses "Money in Minutes" and has registered this mark in the U.S. and has applied to register the mark in certain other countries. IPS applied to register "Wire Money in Minutes" in the United States and expects that the U.S. trademark examiner will reject IPS's application due to Western Union's prior United States registration.

  The Company and Western Union have no current dispute regarding the Company's use of "The Better Way to Wire Money," "Wire Money in Minutes" or "Money in Minutes Worldwide," and the two entities have concurrently used these or similar marks for some time. However, the Company's and Western Union's respective rights to these marks and to similar marks are unsettled. Consequently, the Company and Western Union will enter into the Service Mark License Agreement at or prior to the consummation of the Offering under which Western Union will grant the Company a license to use "The Better Way to Wire Money" and "Money in Minutes Worldwide" in English and in certain other languages except Spanish in certain countries, always accompanied by the mark "MoneyGram" and to use "Wire Money in Minutes" in the United States in English, always accompanied by the word "MoneyGram." The Company will relinquish to Western Union all other rights it may have in, and be prohibited from otherwise using other marks used by Western Union, including, for example, "Money in Minutes," "The Best Way to Send Money" and "The Fastest Way to Send Money." Western Union will covenant not to use "The Better Way to Wire Money" in English in certain countries, including the United States. Both the Company and Western Union will have a six-month period, beginning at the consummation of the Offering, during which non-conforming uses of the marks covered by the agreement will be permitted. Any non-conforming signage, including non-conforming signage installed during the transition period, may be used through the life of such signage. No assurances can be given about the effect, if any, of entering into such arrangements concerning such marks, or of the inability to use certain marks in Spanish, may have on the Business or the Company's operating results or financial condition. See "Certain Relationships and Related Transactions--The Service Mark License Agreement."

  No assurances can be given about the effect of any dispute between the Company and Western Union over the use of one of these marks, an adverse resolution of such a dispute, if any, or the loss of any service mark of the Company, would have on the Business or the Company's operating results or financial condition.

  Pursuant to the Contribution Agreement, IPS will transfer to the Company the registrations IPS has obtained and, to the extent possible prior to registration, the pending applications to register these marks. IPS will allow, to the extent permissible, the Company to continue to pursue pending applications in the name of IPS. See "Certain Relationships and Related Transactions--The Transition Agreements--The Contribution Agreement."

 Software

  IPS developed the MoneyGram and IPS Application Software and all modifications and enhancements to it. IPS contracted with the General Electric Company ("GE") in 1992 to develop the PC MoneyGram Software and subsequent modifications and enhancements. GE transferred to IPS title to all PC MoneyGram Software specifically developed for IPS, and GE granted a license to IPS to use any pre-existing materials contained in the PC Based Software with GE's teleprocessing services. Using the MoneyGram and IPS Application Software, the Company and those MoneyGram Agents who use the PC MoneyGram Software can record all transactions into an on-line database with ready access. This information is summarized daily by each MoneyGram Agent for remittance processing and for compliance with the respective Agent Contracts, including calculation of MoneyGram Agent commissions. The MoneyGram and IPS Application Software also allows for the creation of transaction reports required for regulatory reporting purposes. Pursuant to the Contribution Agreement, IPS will contribute the MoneyGram Application Software and the PC MoneyGram Software to the Company. See "Certain Relationships and Related Transactions--The Transition Agreements--The Contribution Agreement."

  The Software License Agreement will provide that IPS will grant to the Company, effective upon the termination of the data processing services under the Operations Agreement, a perpetual, assignable, nonexclusive, royalty-free license to reproduce, modify and use the IPS Application Software, provided that the IPS Application Software may be used by the Company (i) only on a computer system owned, leased or operated by the Company or by any third person providing service bureau data processing services on behalf of the Company and (ii) only for the data processing requirements of the Company relating to the MoneyGram service and not for use in connection with other payment products or services. IPS has agreed, at the request of the Company, to negotiate in good faith the terms (including royalties) of an expansion of such software licenses that would permit the Company to offer a money order product through the MoneyGram Agents, but only for so long as IPS or its affiliates provide data processing for such money order product. The Software License Agreement also requires the Company to obtain IPS's consent (not to be unreasonably withheld) prior to the assignment of its rights under the Software License Agreement, other than to a purchaser of substantially all of the Business. See "Certain Relationships and Related Transactions--The Transition Agreements--The Software License Agreement."

REGULATION AND LICENSING

 State Regulations

  Forty-three states, the District of Columbia and Puerto Rico currently have sale of checks or money transmission laws which require that firms which engage in the business of transmitting funds by wire and/or issuing checks and other payment instruments obtain a license prior to engaging in such businesses. The licensing process requires the applicant to submit information concerning its operations and management as well as financial information. Most U.S. jurisdictions also require the posting of a bond to protect the public from insolvency or default by the issuer. Some U.S. jurisdictions also require licensees to maintain highly-rated, liquid investments in an amount equal to the amount of their outstanding payment obligations and many require the issuer to maintain a minimum net worth. Typically, the licensee is required to file annual reports with the applicable banking department. Reporting requirements include the submission of updated financial statements, revisions to agent lists, sales data and notification of changes in the business. A growing number of U.S. jurisdictions also conduct annual or semi-annual on-site examinations of licensees.

  IPS currently holds all of the licenses necessary to conduct the operations of the Business. Upon consummation of the Transition, it will be necessary for the Company to apply for and obtain licenses from each of these forty-three states, the District of Columbia and Puerto Rico with regard to its U.S. operations. Normally, the licenses are granted by state regulatory authorities after the filing of an application and some degree of investigation by the pertinent state regulatory authorities. In many jurisdictions, licenses must be renewed on an annual basis. While there is no guarantee that the Company will obtain the aforementioned licenses in all jurisdictions, it is expected that, within one year of the date hereof, the Company will be able to obtain such licenses in all jurisdictions. Failure to obtain a license in a particular state could preclude the Company from offering the service in that state.

 Federal Regulation

  The BSA, and its accompanying regulations, and the MLCA, were adopted to combat "money laundering" and apply to financial institutions including money transmitters such as the Company and the MoneyGram Agents. The BSA requires money transmitters to maintain certain records, verify the identity of customers and periodically file certain reports. The MLCA criminalizes certain transactions, including transfers of funds through money transmitters such as the Company and the MoneyGram Agents, that involve funds derived from certain specified unlawful activities and that are performed with the requisite knowledge or intent. In addition, the Money Laundering Suppression Act of 1994 may require the Company to register with the Treasury Department as a money transmitting business and to maintain a list of the MoneyGram Agents and expresses the sense of Congress that each state should license and regulate any money order transmitters' activity in that state.

  The Company has developed an extensive BSA and Anti-Money Laundering Compliance Program. Elements of this program include (i) preparation and filing of currency transaction reports, (ii) real time review of transactions exceeding certain amounts, (iii) daily review of transactions exceeding $1,000 and (iv) periodic review of transaction patterns by funds transfer corridor (e.g., Los Angeles to Mexico or Amsterdam to Colombia).

  Violations of the money laundering laws or regulations can result in civil and/or criminal liability in varying amounts that can range from $500 or less for negligent violations of BSA requirements, to $1 million for certain aggravated offenses, to the greater of $500,000 or twice the amount involved in the underlying transaction for certain money laundering and other offenses. Forfeiture penalties also are applicable to violations of various provisions of all three statutes. The failure to comply with the laws or regulations to which the Business is subject, adverse changes in the interpretation thereof or the adoption of more stringent laws or regulations could have a material adverse effect on the Company's business, results of operations or financial condition.

 Non-U.S. Regulation

  Some foreign countries have licensing requirements and other regulations applicable to the Business. Such regulations may include both international anti-money laundering initiatives and local regulation of money transmission. On the international front, the world community has begun to focus on the problem of money laundering through the adoption of a number of international initiatives. These initiatives include the adoption of the 1988 U.N. Convention Against Illicit Traffic in Narcotic Drugs, the creation of the Financial Action Task Force on Money Laundering established by directive of the 1989 G-7 Economic Summit and the enactment of the Directive on Prevention of the Use of the Financial System for the Purpose of Money Laundering by the European Union. As a result of these initiatives, money laundering has been criminalized in an increasing number of foreign jurisdictions. Some jurisdictions now require customer identification, recordkeeping and suspicious transaction reporting. In many instances, however, the offense is limited to the laundering of proceeds of the sale of illegal drugs.

  Although the business of consumer money wire transfer is not separately licensed as in the U.S., in some jurisdictions the local agent or the transmitter must hold a banking or foreign exchange license. In these instances, the Company generally requires proof of the appropriate permit from the local agent prior to its offering the MoneyGram service. Certain countries currently, or in the future may, limit consumer money transmission activities (as principal and/or agent) to banks or similarly licensed financial institutions. Such restrictions may limit who the Company can utilize as an agent, require the Company to conduct the Business through a licensed entity or prohibit the Company altogether from conducting the Business in such country. While the Mexican government has recently enacted legislation which criminalizes money laundering, Mexico currently does not require any special licensing in connection with the offering of consumer money wire transfer services. To the extent these requirements are applicable to the MoneyGram service, the failure to comply may be a criminal offense under local law.

 Future Regulation

  The adoption of more stringent laws or regulations, or adverse changes or interpretations of existing laws or regulations, could have a material adverse effect upon the Company.

LITIGATION

  The Company is currently not engaged in any material legal proceedings.

EMPLOYEES

  The Company has approximately 541 employees, including approximately 99 in sales, marketing and customer service, 346 in customer service center operations and 76 in operational, general and administrative functions. None of the Company's employees are represented by a labor union, and the Company believes that its employee relations are good.

                                  MANAGEMENT

DIRECTORS

  The Board of Directors currently consists of six members and is divided into three classes serving staggered terms as follows: Class 1, comprised of two persons and serving for a term expiring at the 1997 Annual Meeting of Stockholders; Class 2, comprised of two persons and serving for a term expiring at the 1998 Annual Meeting of Stockholders; and Class 3, comprised of two persons and serving for a term expiring at the 1999 Annual Meeting of Stockholders. Following the expiration of the initial term, directors will serve for three-year terms. The Company may add one or more independent directors following consummation of the Offering, who may serve on the Audit Committee and/or the Compensation Committee of the Board of Directors. Information with respect to those individuals who currently serve as directors of the Company is set forth below:

                              INITIAL TERM
      NAME                      EXPIRES                  POSITION
      ----                    ------------               --------
      Robbin L. Ayers.......      1999     Executive Vice President and Director
      James F. Calvano*.....      1999     Chairman and Chief Executive Officer
      Brian J. Fitzpatrick*.      1998     Director
      John M. Fowler*.......      1997     Executive Vice President and Director
      William D. Guth*......      1997     Director
      Sanford Miller*.......      1998     Director

     --------
     *Has agreed to serve, but has not yet been elected

  Mr. Ayers, 44, has served as Executive Vice President and General Manager--
International since          1996. He previously served in the Office of the
President of the Company since September 1995. Mr. Ayers has responsibility for the Company's international operations. Mr. Ayers has been a director since January 1996. Prior to his appointment to the Office of the President, Mr. Ayers served from January 1995 to September 1995 as Senior Vice President, Europe and Pacific Rim Retail Services for the Business. From 1992 to 1994 Mr. Ayers was Senior Vice President, Marketing of IPS and from 1985 to 1992, he served in various management positions with IPS. Mr. Ayers founded the MoneyGram service during 1987 and was its General Manager until 1991. He holds a B.A. in Sociology and an M.B.A. in Marketing from the University of Cincinnati.

  Mr. Calvano, 60, has served as Chairman and Chief Executive Officer of the
Company since         1996. Prior to joining the Company, Mr. Calvano was
employed by the Travelers Group as Executive Vice President of Marketing and by Travelers Insurance Companies as Executive Vice President & Chief Administrative Officer from November 1993 until February 1995. Mr. Calvano served as President and Chief Operating Officer of New Valley Corp./Western Union from June 1991 through May 1993. Two months before he assumed this position, New Valley Corp. suspended payments on its publicly held debt. New Valley Corporation consented to an involuntary filing of a bankruptcy petition under Title 11 of the U.S. Code effective November 15, 1991. From January 1989 until December 1990, Mr. Calvano was President and Chief Executive Officer of Carlson Travel Group and Executive Vice President of Carlson Companies Inc. Prior to that date, Mr. Calvano served in various management positions at Primerica Corporation, American Express Travel Related Services, Avis, Inc. and the Olivetti Corporation of America. Mr. Calvano serves on the Board of Directors of Team Rental Group, Inc. Mr. Calvano holds an AMP from Harvard Business School and a B.A. from the University of Chicago.

  Mr. Fitzpatrick, 54, has served as a director of the Company since
1996. Mr. Fitzpatrick has been President and Chief Executive Officer of Fits Systems, a computer software company, since 1972. Mr. Fitzpatrick also serves on the Board of Directors of Jade Cricket Corporation. Mr. Fitzpatrick received his A.B. in economics from Boston College.

  Mr. Fowler, 47, has served as Executive Vice President and Chief Financial
Officer since         1996. Prior to joining the Company, Mr. Fowler worked as
a private consultant. From 1989 to 1994 Mr. Fowler was employed by the Travelers Group, Inc. as Executive Vice President and Chief Administrative Officer, responsible for operations and administration throughout the organization. Mr. Fowler held the position of Chairman and Chief Executive Officer of Gulf Insurance Group, a subsidiary of Travelers from 1987 to 1994 and served as Senior Vice President, Corporate Development, for the Travelers Group from 1986 through 1989. Prior to that date, Mr. Fowler served in various management positions at Warner Amex Cable, the U.S. Department of Transportation and Reading Company. Mr. Fowler serves on the board of directors of Air Express International Corporation, TransAtlantic Holdings, Inc. and Eastern Alliance Insurance Company. Mr. Fowler holds a B.S. degree from Yale University and a J.D. from the University of Pennsylvania Law School.

  Dr. Guth, 63, has served as a director of the Company since          1996.
Dr. Guth is a professor of management and strategy at the Stern School of Business at New York University. Dr. Guth also serves as a principal of Faculty Practice Associates, a strategic management consulting firm. Dr. Guth received his D.B.A. degree from Harvard University, his M.B.A. degree from Indiana University and his B.S. degree from Washington University.

  Mr. Miller, 43, has served as a director of the Company since        1996.
He has served as the Chairman of the Board of Directors and Chief Executive Officer of Team Rental Group, Inc., which owns Budget Rent a Car franchises in seven metropolitan regions in the United States, since December 1993. Between 1989 and 1991, Mr. Miller served as Director of Marketing, Special Accounts for Budget Rent a Car Corporation. From 1981 to 1989, Mr. Miller was an executive officer and principal stockholder of corporations that owned and operated 30 Budget Rent a Car franchises. Mr. Miller holds a B.S. from the State University of New York at Oswego.

  Mr. Calvano, Chairman and the Chief Executive Officer of the Company, serves as a director on Team Rental Group, Inc.'s Board of Directors and Mr. Miller, a director of the Company, is Chief Executive Officer of Team Rental Group, Inc.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Audit Committee will be responsible for reviewing with management the financial controls, accounting and audit and reporting activities of the Company. The Committee will review the qualifications of the Company's independent auditors, make recommendations to the Board of Directors as to the selection of independent auditors, review the scope, fees and results of any audit and review non-audit services and related fees of the independent auditors. The members of the Audit Committee have not yet been appointed, however, the Company intends to appoint two independent directors to this committee.

  The Compensation Committee will be responsible for the administration of all salary and incentive compensation plans for the officers and key employees of the Company, including bonuses. The Committee also will administer the Company's 1996 Stock Option Plan. The members of the Compensation Committee have not yet been appointed, however, the Company intends to appoint two independent directors to this committee (Mr. Miller will not serve on the Compensation Committee).

  The Board of Directors does not have a nominating committee. The selection of nominees for the Board of Directors will be made by the entire Board of Directors.

EXECUTIVE OFFICERS

  Information with respect to those individuals who currently serve as executive officers of the Company is set forth below. Information with respect to Messrs. Ayers, Calvano and Fowler is set forth above under "Management-- Directors." Executive officers of the Company are appointed annually by the Board of Directors and serve until their successors have been duly elected and qualified.

      NAME                                       POSITION
      ----                                       --------
      James F. Calvano.... Chairman and Chief Executive Officer
      John M. Fowler...... Executive Vice President and Chief Financial Officer
      Robbin L. Ayers..... Executive Vice President
      Alan H. Friedman.... Executive Vice President--Operations
      Andrea M. Kenyon.... Secretary and General Counsel

  Mr. Friedman, 50, has served as Executive Vice President--Operations of the
Company since           1996. Prior to joining the Company, Mr. Friedman was
employed by Western Union as Senior Vice President and Chief Financial Officer from November 1994 to March 1996. Mr. Friedman previously held various financial management positions at Western Union Corporation. Mr. Friedman served as Vice President and Comptroller of New Valley Corp/Western Union from January 1991 until November 1994, and held that post in April 1991 when New Valley Corporation suspended payments on its publicly held debt. New Valley Corporation consented to an involuntary filing of a bankruptcy petition under Title 11 of the U.S. Code effective November 15, 1991. Mr. Friedman holds a B.B.A. from the Bernard M. Baruch College of the City University of New York. Mr. Friedman is also a licensed CPA in New York state, a member of the Financial Executives Institute and a member of the American Institute of Certified Public Accountants.

  Ms. Kenyon, 41, has served as General Counsel since             1996. Prior
to joining the Company, Ms. Kenyon spent six years in the general counsel's office of American Express, where she provided bank regulatory and legislative support for American Express, its domestic and international banks and financial service subsidiaries. She also provided legal support to IPS on payment product issues and anti-money laundering regulations when First Data was a subsidiary of American Express. Prior to joining American Express, Ms. Kenyon was an associate at a law firm in New Jersey where she specialized in commercial banking. She is a 1976 graduate of Lafayette College and 1983 graduate of Villanova University School of Law.

COMPENSATION OF DIRECTORS

  Directors currently do not receive an annual retainer or other compensation for serving as directors. It is anticipated that, following consummation of the Offering, directors who do not receive compensation as officers or employees of the Company or any of its affiliates will be compensated for serving as directors, including an annual retainer fee and a fee for each meeting of the Board of Directors that they attend. All such compensation will be determined by the Board of Directors.

EXECUTIVE COMPENSATION

  The Company was incorporated as a subsidiary of IPS in January 1996. The following table sets forth compensation information for each individual who served in the capacity of an executive officer of the Business during 1995 and who will continue to serve as an executive officer of the Company following consummation of the Offering (the "Named Executives"). Mr. Calvano, the Chairman and Chief Executive Officer of the Company, Mr. Fowler, the Chief Financial Officer of the Company, Mr. Friedman, the Executive Vice President-- Operations of the Company and Ms. Kenyon, the General Counsel of the Company did not begin to serve in such capacities until February, September, April and July 1996, respectively. Prior to his appointment as Chief Executive Officer, Mr. Calvano had a consulting contract with First Data.

                          SUMMARY COMPENSATION TABLE

                                                                  LONG TERM
                                                                 COMPENSATION
                                      ANNUAL COMPENSATION           AWARDS
                               --------------------------------- ------------
                                                                  SECURITIES
                                          BONUS   OTHER ANNUAL    UNDERLYING      ALL OTHER
PRINCIPAL POSITION        YEAR SALARY($) ($)(1)  COMPENSATION($)  OPTIONS(#)  COMPENSATION($)(2)
------------------        ---- --------- ------- --------------- ------------ ------------------
Robbin L. Ayers.........  1995 $138,112  $60,000     $47,320        5,000(3)        14,100
Executive Vice President

--------

(1) Mr. Ayers will be paid a bonus of $75,000 upon consummation of the Offering.
(2) Represents amounts contributed by First Data to defined contribution plans.

(3) Represents shares prior to the two-for-one stock split recently announced by First Data and effective November 1, 1996.

                             OPTION GRANTS IN 1995

  The following table sets forth information for the Named Executives regarding grants in 1995 of options to purchase First Data common stock.

                                                                   POTENTIAL
                                                               REALIZABLE VALUE
                                                               AT ASSUMED RATES
                                                                OF STOCK PRICE
                                                               APPRECIATION FOR
                           INDIVIDUAL GRANTS                    OPTION TERM(3)
             ------------------------------------------------- -----------------
             NUMBER OF       PERCENT OF
             SECURITIES     TOTAL OPTIONS
             UNDERLYING      GRANTED TO   EXERCISE
              OPTIONS       EMPLOYEES IN    PRICE   EXPIRATION
NAME         GRANTED(#)        1995(1)    ($/SH)(2)    DATE     5% ($)  10% ($)
----         ----------     ------------- --------- ---------- -------- --------
Mr. Ayers...   5,000(4)(5)       (6)       $51.125    3/15/05  $160,775 $407,425

--------
(1) Based on options to purchase an aggregate of 5,385,176 shares of First Data common stock granted.
(2) The exercise price is the fair market value on the date of grant.
(3) Potential realizable value is calculated based on an assumption that the price of First Data common stock appreciates at the annual rate shown, compounded annually, from the date of grant of the option until the expiration date of the option. The value is net of the exercise price but is not adjusted for the taxes that would be due upon exercise. The 5% and 10% assumed rates of appreciation are required by the rules of the Securities and Exchange Commission and do not represent either First Data's or the Company's estimate of future price. Actual gains, if any, upon the exercise of these options will depend on the actual performance of First Data common stock.
(4) Option becomes exercisable over a four-year period with 25% of the option becoming exercisable on each of the first through fourth anniversaries of the date of grant.

(5) Represents shares prior to the two-for-one stock split recently announced by First Data and effective November 1, 1996.

(6) Less than 1/10 of 1 percent.

        AGGREGATED OPTION EXERCISES IN 1995 AND YEAR-END OPTION VALUES

  The following table sets forth information for the Named Executives regarding the exercise in 1995 of options to purchase First Data common stock and their holdings of unexercised options to purchase First Data common stock as of December 31, 1995.

                                              NUMBER OF SECURITIES UNDERLYING        VALUE OF UNEXERCISED
                           SHARES     VALUE             UNEXERCISED                  IN-THE-MONEY OPTIONS
                         ACQUIRED ON REALIZED OPTIONS AT DECEMBER 31, 1995(#) OPTIONS AT DECEMBER 31, 1995($)(2)
NAME                     EXERCISE(#)  ($)(1)     EXERCISABLE/UNEXERCISABLE        EXERCISABLE/UNEXERCISABLE
----                     ----------- -------- ------------------------------- ----------------------------------
Mr. Ayers(3)............    2,500    $67,188          10,107 / 11,302               $  314,876 / $213,570

--------
(1) The value realized is the excess of the fair market value on the date of exercise over the exercise price, but is not adjusted for the taxes due on exercise.
(2) The value is calculated based on the aggregate amount of the excess of $66.9375 over the relevant exercise price(s).

(3) Represents shares prior to the two-for-one stock split recently announced by First Data and effective November 1, 1996.

RETIREMENT PLAN

  The Company does not maintain and currently does not plan to implement a tax-qualified defined benefit pension plan.

  First Data maintains a Retirement Plan (the "Retirement Plan") which is a tax-qualified, funded, noncontributory, defined benefit pension plan that provides benefits for eligible employees of First Data and its participating subsidiaries. Eligible employees include all employees of First Data and its participating subsidiaries located in the United States and certain employees located outside the United States as of January 2, 1993. In 1994, employees participating in the Retirement Plan were offered the option to cease accruing benefits under the Retirement Plan in exchange for an enhanced benefit under First Data's Incentive Savings Plan, a defined contribution pension plan. Mr. Ayers elected to opt out of the Retirement Plan, resulting in a frozen defined benefit of $23,111, upon retirement at age 65 (unreduced for survivor protection) and assuming a straight life annuity on a monthly basis.

STOCK PLANS

  In connection with the Offering, the Board of Directors of the Company will adopt, and IPS as the Company's sole stockholder will approve, the Company's 1996 Stock Option Plan (for executives and other key employees) and the Company's 1996 Broad-Based Stock Option Plan (for all other employees). The Company has reserved for issuance under the 1996 Stock Option Plan shares of Common Stock. The Compensation Committee, which will administer the 1996 Stock Option Plan, is expected to grant, subject to consummation of the
Offering, options to purchase Common Stock as follows:         options to Mr.
Ayers;         options to Mr. Calvano;         options to Mr. Fowler;
options to Mr. Friedman;         options to Ms. Kenyon and         options to
other employees of the Company. Each option will have an exercise price equal to 100% of the initial public offering price, will have a four-year term and will become exercisable with respect to 25% of the shares of Common Stock subject to the option on each of the first four anniversaries of the consummation of the Offering.

  The Company has reserved for issuance under the 1996 Broad-Based Stock
Option Plan           shares of Common Stock. The Company expects to grant
under the 1996 Broad-Based Stock Option Plan upon consummation of the Offering
options to purchase        shares of Common Stock to each eligible employee of
the Company (other than certain officers and employees who are eligible under the 1996 Stock Option Plan and certain employees who reside in foreign countries) as of the date of the closing of the Offering. Each such option will have an exercise price equal to 100% of the initial public offering price, will have a four-year term and will become exercisable with respect to 25% of the shares of Common Stock subject to such option on each of the first four anniversaries of the consummation of the Offering.

                          OWNERSHIP OF CAPITAL STOCK

SECURITY OWNERSHIP OF THE COMPANY BY MANAGEMENT

  Prior to the consummation of the Offering, no director or executive officer beneficially owned any equity securities of the Company. The Company expects that, subject to consummation of the Offering, certain executive officers and other employees of the Company will be granted options to purchase Common Stock. See "Management--Stock Plans."

SOLE STOCKHOLDER OF THE COMPANY

  The following table sets forth certain information regarding the beneficial ownership by the Selling Stockholder of the Common Stock (i) immediately prior to the Offering and (ii) as adjusted to reflect the sale of the shares of Common Stock offered hereby (assuming the U.S. Underwriters' over-allotment option is not exercised). The Selling Stockholder has sole voting and investment power with respect to all shares indicated as beneficially owned by the Selling Stockholder. If the U.S. Underwriters' over-allotment option is not exercised in full, IPS will deposit any shares of Common Stock then-owned by it into the Trust. IPS will be the beneficial owner of any such shares, however, the Trustee will have sole voting and investment power with respect to the shares of Common Stock subject to the Trust in accordance with the terms of the Trust Agreement.

                                             PRIOR TO OFFERING AFTER OFFERING(1)
                                             ----------------- -----------------
                                                    PERCENT OF        PERCENT OF
NAME AND ADDRESS                             NUMBER   CLASS    NUMBER   CLASS
----------------                             ------ ---------- ------ ----------
Integrated Payment Systems Inc..............           100%              13%
 6200 South Quebec
 Englewood, CO 80111

--------
(1) If the U.S. Underwriters' over-allotment option is exercised in full, the Selling Stockholder's number of shares of Common Stock and percent of class would be zero.

PRINCIPAL STOCKHOLDERS OF FIRST DATA

  The following table sets forth, based on 223,517,389 shares of First Data common stock outstanding as of December 31, 1995, the percentage of ownership of First Data common stock by the persons who beneficially own more than 5% of First Data common stock based solely upon filings with the Securities and Exchange Commission:

NAME AND ADDRESS                              AMOUNT AND NATURE OF   PERCENT OF
OF BENEFICIAL OWNER                          BENEFICIAL OWNERSHIP(1)   CLASS
-------------------                          ----------------------- ----------
American Express Company
 American Express Tower
 World Financial Center
 New York, NY 10285.........................       27,227,310(2)(4)     12.2%
Janus Capital Corporation(3)
 100 Fillmore Street, Suite 300
 Denver, CO 80208...........................       14,802,043(4)         6.6%

--------

(1) Represents shares prior to the two-for-one stock split recently announced by First Data and effective November 1, 1996.

(2) According to the Schedule 13G of American Express, 4,608,810 of these shares were held by American Express Financial Advisers, which was a joint filer of the Schedule 13G. Pursuant to the terms of an October 1993 offering by American Express of 6 1/4% Exchangeable Notes Due October 15, 1996 ("DECS"), American Express may, at its option, consummate the mandatory exchange thereunder at maturity by delivering share of First Data common stock. If American Express exercises such option and uses its current holdings of First Data common stock without acquiring any additional shares, its ownership interest in First Data would be substantially reduced. However, American Express is under no obligation to exercise such option to deliver First Data common stock pursuant to the terms of the DECS or, if it so elects, that it will use all or any portion of its current holdings of First Data common stock to make such delivery.

(3) The Schedule 13G dated February 13, 1996 of Janus Capital Corporation was filed jointly with Thomas H. Bailey. As stated in Item 4 of this Schedule 13G, Mr. Bailey owns approximately 12.2% of Janus Capital. In addition to being a stockholder of Janus Capital, Mr. Bailey serves as President and Chairman of the Board of Janus Capital and filed the joint statement with Janus Capital as a result of such stock ownership and positions which may be deemed to enable him to exercise control over Janus Capital. According to this Schedule 13G, Mr. Bailey does not own of record any shares of First Data common stock; however, as a result of his position, Mr. Bailey may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Janus Capital may have with respect to First Data common stock held by investment companies registered under section 8 of the Investment Company Act of 1940 and individual and institutional clients (the "Managed Portfolios"). According to this
    Schedule 13G, all shares reported herein have been acquired by the Managed Portfolios and Mr. Bailey specifically disclaims beneficial ownership over any shares of First Data common stock that he or Janus Capital may be deemed to beneficially own. Furthermore, according to this Schedule 13G, Mr. Bailey does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

(4) Shared voting and dispositive power.

BENEFICIAL OWNERSHIP OF FIRST DATA COMMON STOCK BY DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The following table sets forth, as of July 31, 1996, the number of shares of common stock of First Data beneficially owned by each director of the Company, each of the Named Executives and by all directors and executive officers of the Company as a group.

                                              AMOUNT AND NATURE OF   PERCENT OF
NAME                                         BENEFICIAL OWNERSHIP(1)   CLASS
----                                         ----------------------- ----------
DIRECTORS
EXECUTIVE OFFICERS
Robbin L. Ayers.............................         10,162(2)          (4)
James F. Calvano............................          5,000             (4)
John M. Fowler..............................            --              (4)
Alan H. Friedman............................             30             (4)
Andrea M. Kenyon............................            --              (4)
All directors and executive officers as a
 group (5 persons)..........................         15,162(3)          (4)

--------

(1) The number of shares reported includes options that are exercisable within 60 days of July 31, 1996.
(2) Includes 10,107 shares issuable upon exercise of options.

(3) Includes 10,107 shares issuable upon exercise of options.

(4) Less than one percent.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATIONSHIP WITH FIRST DATA

  On June 12, 1995, First Data entered into a merger agreement with FFM, the parent of Western Union. Western Union is the principal competitor of the Company. The Company estimates that of the 33 million non-bank consumer money wire transfers processed worldwide in 1995, Western Union and the Company accounted for approximately 81% and 16%, respectively, of all such transactions. In order to obtain the FTC's approval of its merger with FFM under federal antitrust law, First Data and the FTC entered into the Consent Decree and the Hold Separate Agreement. The Consent Decree requires First Data to divest the sales and marketing functions of either the Business or Western Union, but allows First Data to perform processing services for both businesses. First Data decided to divest itself of at least the sales and marketing functions associated with the Business and retain Western Union. First Data identified those operations and functions necessary to operate the Business as a stand-alone entity, including those assets and personnel to be dedicated solely to the Business, began reconfiguring the shared customer service centers so that the Lakewood Facility would be used exclusively in the Business and commenced the separation of information and services related to the Business within the IPS data center in Englewood, Colorado.

THE TRANSITION AGREEMENTS

  Pursuant to the Transition, the Company will enter into the Transition Agreements, which consist of the Contribution Agreement, the Operations Agreement, the Software License Agreement, the Facility, the Service Mark License Agreement, the Human Resources Agreement, the Telecom Agreement and the Registration Rights Agreement. Under the Transition Agreements, First Data or its affiliates will provide a source of liquidity for working capital purposes, certain licenses and services that are necessary to the operation of the Business, including data processing services and services in respect of compliance with applicable licensing and other legal requirements regarding the provision of a consumer money wire transfer service. See "The Business-- Regulation and Licensing." While management of the Company has participated in the preparation and negotiation of the Transition Agreements, none of the Transition Agreements were the result of third-party, arm's-length negotiations and there can be no assurance that the Company would not be able to obtain services provided thereunder from a third party at a lower cost. For additional information concerning the relationship of, and competition and potential conflicts between, the Company and First Data, see "Risk Factors-- Factors Relating to Independence and Sale of the Company" and "The Business-- Competition."

  The following summary description of the Transition Agreements does not purport to be complete and is qualified in its entirety by reference to the Contribution Agreement, the Operations Agreement, the Software License Agreement, the Facility, the Service Mark License Agreement, the Human Resources Agreement, the Telecom Agreement and the Registration Rights Agreement, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. See "Available Information."

 The Contribution Agreement

  MoneyGram Assets. Pursuant to the Contribution Agreement, (i) IPS will contribute the $12 million IPS Cash Contribution and (ii) IPS and certain of its affiliates will contribute to the Company all right, title and interest in the MoneyGram Assets, including (a) the MoneyGram Marks, which consist of certain copyrights and trademarks owned by First Data or IPS that are material to the conduct of the Business, including the MoneyGram service mark; (b) the PC MoneyGram and the MoneyGram Application Software; (c) the economic benefits under the Agent Contracts; (d) the real estate lease and leasehold improvements and certain items of personal property and personal property leases related to the Lakewood Facility; and (e) certain items of personal property, including PCs, printers and signage, that are provided to MoneyGram Agents for use in connection with the MoneyGram service and certain contracts with third persons related thereto. The MoneyGram Assets will be transferred to the Company prior to the consummation of the Offering "as is, where is," and in consideration therefor, the Company will issue and deliver to IPS shares of Common Stock.

  Notwithstanding the transfer of the economic benefits under certain Agent Contracts, in order to comply with applicable licensing requirements, IPS will not assign to the Company title to any Agent Contract. Those Agent Contracts that are not assignable by their terms from TRS will be terminated, and the Company will be free to seek a new contract with the applicable agent. Those Agent Contracts that are in the name of IPS will remain with IPS and the economic benefits will be assigned to the Company pursuant to the Contribution Agreement and the Operations Agreement. Upon satisfaction of the conditions to the Company's owning and operating the Business in its own name, IPS will assign all Agent Contracts to the Company, and the Company will assume all liabilities and obligations related thereto.

  The PCs currently located at approximately 450 MoneyGram Agent locations are used to process both MoneyGram wire transactions and IPS's money order and other payment services. These PCs will be contributed to the Company prior to the Offering. The Company has agreed, as part of the Transition, to maintain such PCs and to permit IPS to continue to offer its money order and other payment services through these MoneyGram Agents on those PCs.

  Assumed Liabilities. Pursuant to the Contribution Agreement, the Company will assume and has agreed to discharge all liabilities and obligations to be paid or performed in respect of the MoneyGram Assets, except in respect of the Agent Contracts, which, as described above, cannot be assigned to the Company until the satisfaction of certain conditions. Nevertheless, the Company will assume the economic liabilities under the Agent Contracts and agree to indemnify First Data and certain persons affiliated with First Data for losses or expenses suffered by First Data or any such person in respect of such Agent Contracts as if the Company were the owner of, and had primary liability under, the Agent Contracts (except with respect to any loss or expense incurred as a direct result of the gross negligence or willful misconduct of First Data or its affiliates).

  Taxes. The Contribution Agreement provides that First Data will be liable for and will pay all taxes imposed upon or applicable to the Business or the MoneyGram Assets with respect to periods ending at or prior to the time of the Contribution and the Company will be liable for and will pay taxes imposed on or applicable to the Business or the MoneyGram Assets with respect to periods after the Contribution. Any sales tax, use tax, real property transfer or gains tax, documentary stamp tax or similar tax attributable to the transfer of the MoneyGram Assets shall be shared equally by the Company and IPS.

  As a result of the Transition, the tax basis (for federal income tax purposes) of the MoneyGram Assets is expected to increase from the tax basis in the hands of IPS and its affiliates at the time of the Contribution to their fair market value at that time. Subject to the discussion below, such tax basis is generally expected to produce a tax benefit to the Company in future years through depreciation or amortization deductions or through decreased gain or increased loss.

  In general, under Section 197 of the Code the tax basis of certain intangible assets (including goodwill and going concern value) of the Company is amortizable over a fifteen-year period. However, if the "anti-churning" rules under Section 197(f)(9) of the Code apply, no amortization under Section 197 of the Code will be allowed with respect to the tax basis of goodwill, going concern value and any other intangible assets for which depreciation or amortization would not have been allowed but for Section 197. If applicable, the anti-churning rules would disallow amortization with respect to a significant portion of the MoneyGram Assets. In general, the "anti-churning" rules will apply if (among other possibilities not believed to be relevant) IPS and the Company are treated as being related either immediately before or immediately after the Contribution. In form, IPS will own all of the outstanding stock of the Company immediately before and immediately after the Contribution and therefore might be considered to be related to the Company for this purpose. However, tax counsel to First Data has advised First Data that, in its opinion, although not clear, the Company should not be treated as being related to IPS either immediately before or immediately after the Contribution and therefore the anti-churning rules should not apply as a result of the Contribution. No authority directly supports tax counsel's opinion. Tax counsel's advice is based on the reasoning that (i) the Company will conduct no meaningful business activity before the Transition, (ii) both immediately before and immediately after the Contribution IPS will be under a binding obligation to sell to the Underwriters an amount of stock of the Company that will cause IPS to no longer be related to the Company for purposes of the above rules and such sale is
expected to take place    days following the Contribution and (iii) the
application of the anti-churning rules to the Contribution would, under tax counsel's understanding of the purpose of the anti-churning rules, be inconsistent with such purpose. Tax counsel's reasoning is consistent with the reasoning of authority under unrelated provisions of the Code.

   The Company currently intends to claim amortization deductions with respect to the intangible assets described above. However, changes in applicable tax law may eliminate the Company's ability to do so. In that regard, the IRS is expected to issue Treasury regulations under Section 197 in the near future which could set forth rules precluding such deductions. Furthermore, based on the advice of its own tax advisors, the Company may determine that it is not permitted to claim such amortization deductions on its tax returns. Also, the Company may choose, following the Transition, to request a ruling from the IRS confirming that the anti-churning rules will not apply to the Contribution (although there is no assurance that such a ruling will be sought), and a decision by the IRS not to issue a favorable ruling would cast doubt on the Company's ability to claim such deductions. Finally, with respect to any amortization deductions claimed by the Company, the IRS could successfully assert a position on the audit of the Company's tax returns or in litigation disallowing such deductions, and interest might be imposed by the IRS.

  For financial accounting and reporting purposes, the Company will record a deferred tax asset (with a corresponding credit to capital surplus) for the tax effect of the difference between the net book value of the assets contributed and liabilities assumed in the Contribution and their fair market value. The amount of the net deferred tax asset which will be recorded at the time of the Contribution may be reduced by a valuation allowance which will be based upon management's judgment as to the likelihood of the Company generating sufficient taxable income to realize the asset through future tax deductions. Based upon an assumed initial public offering price of $
per share, the excess of the tax basis of the Company's net assets over their
net book value at the time of the Contribution would be $           million
resulting in a gross deferred tax asset of $           million. Based upon
preliminary management assessments, a valuation allowance of    % or
$           million will be established resulting in a net deferred tax asset
of $           million.

 The Operations Agreement

  Under the Operations Agreement, which has an initial two-year term, IPS or its affiliates will perform for the Company data processing services, management services, disaster recovery services for the Lakewood Facility's customer service center, voice center services and certain corporate support services. Under the Operations Agreement, the Company and First Data have agreed to schedules of fees and expenses which reflect First Data's good faith estimate of the actual cost of providing such services (including reasonable allocations of overhead expenses) calculated on a basis consistent with the determinations made in preparing the Financial Statements appearing elsewhere in this Prospectus. No assurances can be made, however, that the Company could not obtain such services at lower cost from a third party.

  Data Processing Services. Data processing services include, among other things, on-line and batch processing of MoneyGram transactions, database management, data security and telecommunications and account management.

  Management Services. The management services are functions that IPS must perform in order for the Business to be in compliance with applicable licensing and other legal requirements (including anti-fraud and anti-money laundering functions) until such time as the Company is fully licensed in all applicable jurisdictions to own and operate a consumer money wire transfer service in its own name (the "Management Services"). IPS will issue to MoneyGram Agents its own financial paper and send and receive forms. IPS also will be responsible for collecting all monies related to MoneyGram transactions. Fiduciary Funds related to MoneyGram transactions, except those related to transactions that are subject to the TRS Management Agreement, will be held by IPS and invested, in accordance with applicable law, in a portfolio of investments at least equal to the principal amount of MoneyGram transactions that, from time to time, have been initiated but not yet paid to the recipient. IPS will be entitled to investment income on the Fiduciary Funds until such time as the Company operates the Business in its own name. Under the Operations Agreement, IPS will continue to be a party to the Agent Contracts and to hold all necessary licenses to operate the Business. All other activities relating to the Business, including pricing, selecting and negotiating with MoneyGram Agents, determining commissions to be paid to MoneyGram Agents and substantially all customer service center services, will be conducted by the Company.

  Disaster Recovery Services. IPS and its affiliates will provide disaster recovery services for the Lakewood Facility customer service center during the term of the Operations Agreement at First Data's facilities in Englewood, Colorado in the event the customer service center is damaged by fire, earthquake, power loss, telecommunications failure or similar events, and, for such time as the Company chooses to route inbound voice calls through the Corpus Christi Facility, at the Corpus Christi Facility.

  Voice Center Services. Voice Center Services may be provided, pursuant to the Company's request, for up to 30% of the Company's inbound voice calls through the Corpus Christi Facility.

  Corporate Support Services. Corporate support services such as payroll, operations support, treasury and accounting services will be provided by IPS and its affiliates until the Company can administratively assume performance of such services itself.

  Economic Rights under the Agent Contracts. Under the Operations Agreement, IPS will pay to the Company on a daily basis the aggregate amount of fees paid by customers in respect of all MoneyGram transactions. Foreign exchange revenues in respect of all such transactions will be paid by IPS to the Company on a monthly basis, as such revenues are collected from Banamex monthly. The Company will pay the MoneyGram Agents the commissions and other amounts payable on account of MoneyGram transactions in accordance with the terms of the applicable Agent Contracts and, on a monthly basis, will pay IPS the amount due or payable to First Data under the Operations Agreement.

  Confidentiality. Both the Company and First Data will agree to keep confidential certain information concerning the other party's business, technical data or computer software, documentation and systems to which a party has access under the Operations Agreement. In addition, any confidential information that the Operations Agreement requires the Company to provide to First Data will be provided only to a designated representative of First Data. Such designated representative will be obligated to keep such information confidential and to provide it only to those persons within First Data who have a need to know such information in order for First Data to perform its obligations under the Operations Agreement. The designated representative also will take reasonable steps to keep any confidential information of the Company separated from First Data personnel involved in the management of the Western Union business.

  Term. The Operations Agreement will have a two-year term, unless earlier terminated as described below. The Company is obligated to obtain all necessary licenses to commence owning and operating the Business in its own name on or prior to the expiration of the two-year term or within 180 days after termination of the Operations Agreement in accordance with its terms. Thereafter, IPS will have no further obligation to provide the Management Services or to allow the Company or any MoneyGram Agent to continue to sell an IPS denominated consumer money wire transfer product. However, the Operations Agreement provides that, at the request of the Company in its sole discretion, IPS will negotiate in good faith to extend the term of the Operations Agreement or negotiate a similar arrangement with the Company, in either case upon such terms and conditions, including prices, to be agreed upon by the Company and IPS.

  Termination. The Company may terminate the Operations Agreement in its entirety or may terminate certain related groups of services offered under the Operations Agreement, including the data processing services or, if the Company has obtained the Required Licenses and has converted its selling MoneyGram Agents, the management services, upon prior written notice within specified periods of varying lengths, none of which exceeds 90 days. The Company may terminate the voice center services on 30 days notice. In the event the Company terminates the data processing services the Company is obligated to provide IPS with certain information required by IPS to perform the Management Services. In addition, the Company or IPS will have the right to terminate the Operations Agreement in the event of, among other things, (i) the failure of the other party or any of its affiliates to perform any material obligation thereunder (after notice, an opportunity to cure and satisfaction of certain dispute resolution procedures), (ii) certain bankruptcy related events of the other party, (iii) the enjoinment of the other party from performing any of its material obligations thereunder and (iv) the insolvency of the other party.

  Continuing Obligations After Termination. The Operations Agreement will provide that prior to the termination thereof, IPS and the Company will expeditiously and in good faith agree upon and document a plan providing for an orderly transition to a successor of the obligations of IPS under the Operations Agreement over a period of not less than 180 days from the date of such termination. During such transition period, IPS will provide reasonable transition assistance to the Company. The Company will compensate IPS, on a time and materials basis, for such assistance, at IPS's then-prevailing rates (plus reimbursement of expenses) in addition to all other payment obligations of the Company pursuant to and in accordance with the Operations Agreement.

  Indemnification. IPS and the Company will agree to indemnify and hold harmless each other in respect of certain matters arising in connection with the Operations Agreement. The indemnification obligations of IPS and the Company under the Operations Agreement will be limited in the certain respects, including in respect of the maximum amounts of indemnification.

  Money Order Product. During the term of the Operations Agreement, IPS has agreed, upon the request of the Company, to negotiate in good faith the terms of additional data processing and other services to be provided by IPS and its affiliates in respect of a money order product offered by the Company, initially, in the names of IPS (as the licensed entity) and the Company and, at such time as the Company has obtained all necessary licenses to offer such product, a money order product offered by the Company in its own name. Any agreement between the Company and IPS in respect of such product will be on terms agreed to by the parties, provided that IPS has agreed that its fees and reimbursable expenses will not be greater than then-current market rates.

 The Software License Agreement

  Pursuant to the Software License Agreement, IPS will grant to the Company, effective upon the termination of the data processing services under the Operations Agreement, a perpetual, assignable, nonexclusive, royalty-free license to reproduce, modify and use the IPS Application Software, provided that IPS Application Software may be used by the Company (i) only on a computer system owned, leased or operated by the Company or by any third person who provides service bureau data processing services on behalf of the Company and (ii) only for the data processing requirements of the Company relating to the MoneyGram service and not for use in connection with other payment products or services, unless in each case IPS gives its prior approval.

  In the event that the Company desires expanded use of the IPS Application Software, IPS has agreed to negotiate the price and terms thereof in good faith. In the event such desired expansion is in connection with the money order product described above under the Operations Agreement, IPS has agreed to negotiate such expansion in good faith so long as IPS or its affiliates provide the data processing services to the Company for such product. The Software License Agreement also requires the Company to obtain IPS's consent (not to be unreasonably withheld) prior to the assignment of its rights thereunder, other than an assignment to a purchaser of substantially all of the Business.

  Pursuant to the Software License Agreement, IPS will indemnify, defend and hold the Company harmless against certain claims arising out of or related to any claim that the Company's use or possession of the IPS Application Software, or the license to such software granted thereunder, infringes or violates the intellectual property of any third person. If a final injunction is obtained against the Company's use of the IPS Application Software by reason of such infringement or if in IPS's opinion such software is likely to become the subject of a claim for such infringement, IPS may procure for the Company the right to continue using such software in the manner permitted under the Software License Agreement or replace or modify such software so that it becomes noninfringing.

  IPS will have the right to terminate the Software License Agreement and the license granted thereunder if the Company breaches any of its material obligations thereunder, which breach is not substantially cured within a specified time period after notice is given by IPS to the Company.

 The Short-Term Working Capital Facility

  Prior to the consummation of the Offering, First Data and the Company will enter into the Facility with the Company pursuant to which the Company may borrow from time to time, on a revolving basis, up to $20 million. Borrowings under the Facility will be unsecured and may be used by the Company only to fund working capital requirements. The Facility will terminate on January 15, 1997, at which time all outstanding borrowings thereunder would have to be repaid or refinanced by the Company. See "Risk Factors--Liquidity."

  Borrowings under the Facility bear interest at the prime rate, as announced by Chase Manhattan Bank, N.A. (the "Prime Rate"), plus one percent. Any overdue amounts under the Facility will bear an interest rate equal to the Prime Rate plus three percent. The Company, upon proper notice to First Data, may make prepayments on the outstanding balance under the Facility at any time. No commitment or other fees are charged to the Company under the Facility.

  The Facility contains certain negative covenants that limit or restrict the Company, without the consent of First Data (not to be unreasonably withheld), from (i) creating or permitting any lien or other encumbrance on its assets or properties, other than purchase money security interests or pre-existing liens on after-acquired property; (ii) paying any dividend on or making any distribution with respect to, or acquiring, shares of its capital stock other than (x) dividends or distributions payable in shares of its Common Stock, (y) acquisitions of Common Stock with proceeds from a concurrent issuance of Common Stock or (z) cash dividends to the extent that the aggregate amount of all such cash dividends in excess of 10% of net income of the Company on a cumulative consolidated basis after September 30, 1996; (iii) selling, leasing or otherwise disposing of any property (other than in the ordinary course of business) that is material to the Company's business or operations; (iv) merging or consolidating; (v) acquiring all or substantially all of the assets of any other person, except for acquisitions that in the aggregate do not exceed $5 million; (vi) Investments (as defined in the Facility) in excess of $5 million in the aggregate; (vii) any transactions with an affiliate other than on an arm's length basis and (viii) prepaying or repaying the principal of any indebtedness for money borrowed unless such payment is a regularly scheduled payment, in which case the Company concurrently shall reduce the commitment under the Facility in an amount equal to such payment (and repay any outstanding indebtedness under the Facility in excess of such reduced commitment). The Facility also will include terms, conditions, representations and warranties, indemnities and events of default and other provisions which are customary in such agreements. In addition, in the event the Company or any of its subsidiaries receives cash proceeds from the issuance of any indebtedness for money borrowed, the Company must repay outstanding borrowings under the Facility in an amount equal to such cash proceeds and the outstanding commitment under the Facility shall be reduced concomitantly.

 The Service Mark License Agreement

  Pursuant to the Service Mark License Agreement, Western Union will grant to the Company a non-exclusive and royalty-free license to use "The Better Way to Wire Money" and "Money in Minutes Worldwide" in English and certain other languages (but not Spanish) in certain countries, always accompanied by the word "MoneyGram" and to use "Wire Money in Minutes" in the United States in English, always accompanied by the word "MoneyGram" (the "Licensed Marks"). The Company will relinquish to Western Union any rights it may have in, and will be prohibited from otherwise using, the Licensed Marks. In addition, the Company will relinquish any rights it may have in, and be prohibited from using, other marks used by Western Union, including, for example, "Money in Minutes," "The Best Way to Send Money" and "The Fastest Way to Send Money." Western Union will covenant not to use "The Better Way to Wire Money" in English in certain countries, including the United States. Both the Company and Western Union will have a six-month period, beginning at the consummation of the Offering, during which non-conforming uses of the marks covered by the agreement will be permitted. Any non-conforming signage, including non-conforming signage installed during the transition period, may be used through the life of such signage. The Company is required to use the Licensed Marks in compliance with laws and in accordance with quality control and other guidelines agreed to by the parties. In the event the Company breaches any material obligation of the Company under the Service Mark License Agreement (which breach is not cured within 60 days of notice by Western Union of such breach), Western Union may terminate the license with respect to all licensed Marks in each Territory (as defined therein) in which such breach occurred and was not cured. The Company has six months after any such termination to discontinue use of the Licensed Marks. The Service Mark License Agreement also contains limited representations and warranties by Western Union, mutual indemnities and certain other terms customary in such licensing agreements.

 The Human Resources Agreement

  First Data, IPS and the Company will enter into the Human Resources Agreement which defines the duties, obligations and liabilities of First Data, IPS and the Company with respect to the transition of employees from First Data and IPS to the Company. The Human Resources Agreement addresses the termination of such employees under First Data's pension, profit sharing and stock plans and welfare benefit plans (medical, dental, etc.) and their benefits as newly hired employees of the Company. Pursuant to the Human Resources Agreement, First Data, IPS and the Company have each agreed, for a one-year period from the consummation of the Offering, not to solicit or hire each other's employees.

 The Telecommunications Services Sharing Agreement

  First Data and the Company will enter into the Telecom Agreement which provides that First Data shall cooperate and use reasonable efforts to facilitate the provision of telecommunication services under First Data's agreements with its various long-distance telecommunication service providers to the Company and its affiliates, if any. The Telecom Agreement permits the Company to choose among such long-distance providers and to benefit from First Data's tariff rates. The Company, in exchange, will agree to use the telecommunication services provided by First Data's telecommunication providers exclusively for all of the Company's and its affiliates' person-to-person telephone calls (both incoming and outgoing). The Telecom Agreement expires on December 31, 1998, unless earlier terminated for, among other things, breach by either party of its representations, warranties or agreements therein, bankruptcy or insolvency of a party or, at the Company's option, upon 60 days written notice.

 Registration Rights Agreement

  In connection with the Offering, the Company and IPS will enter into a Registration Rights Agreement, which, among other things, provides that upon the request of IPS, the Company will register under the Securities Act any of the shares of Common Stock (and any other securities issued in respect thereof or in exchange therefor) held by IPS (or the Trustee) and certain transferees for sale in accordance with IPS's intended method of disposition thereof, and will take such other actions necessary to permit the sale thereof in other jurisdictions. IPS has the right to request three such registrations (one of which may be a "shelf" registration pursuant to Rule 415 under the Securities
Act), subject to certain limitations specified in the Registration Rights Agreement. IPS also has the right, which it may exercise at any time and from time to time in the future, to include the shares of Common Stock (and any other securities issued in respect thereof or in exchange therefor) held by IPS (or the Trustee) and certain transferees in certain other registrations of common equity securities of the Company initiated by the Company on its own behalf or on behalf of its other stockholders. Subject to certain limitations specified in the Registration Rights Agreement, such registration rights are assignable by IPS and its assigns.

OTHER RELATIONSHIPS

  For a description of certain transactions between IPS and American Express that related to the Business prior to the Offering, see Note 3 of the Notes to Financial Statements.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.01 per share. The following summary description of the capital stock, Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and By-laws of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's Certificate of Incorporation and By-laws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part (see "Available Information"), and to the Delaware General Corporation Law ("DGCL").

COMMON STOCK

  Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock offered by the Selling Stockholder in the Offering will be fully paid and nonassessable.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

  Certain provisions of the Company's Certificate of Incorporation and By-laws, summarized in the following paragraphs, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by stockholders.

  Delaware Anti-takeover Law. Section 203 of the DGCL ("Section 203") prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such person became an interested stockholder unless: (i) prior to such date, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (ii) upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock, as defined in Section 203; or (iii) subsequent to such date, the business combination is approved by both the Board of Directors and by holders of at least 66 2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder. For these purposes, the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of the corporation's voting stock. Pursuant to the Certificate of Incorporation, the Company has expressly elected not to be governed by Section 203.

  Classified Board of Directors. The Company's Certificate of Incorporation provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. Classification of the Board of Directors expands the time required to change the composition of a majority of directors and may tend to discourage a proxy contest or other takeover bid for the Company. Moreover, under the DGCL in the case of a corporation having a classified board of directors, the stockholders may remove a director only for cause. These provisions, when coupled with provisions of the Company's Certificate of Incorporation authorizing only the Board of Directors to fill vacant directorships, will preclude stockholders of the Company from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies with their own nominees.

  Special Meetings of Stockholders. The Company's By-laws provide that special meetings of stockholders may be called by the Chairman of the Board, if any, or the President and shall be called by the President or the Secretary at the request in writing of a majority of the Board of Directors of the Company.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Company's By-laws provide that stockholders seeking to bring business before a meeting of stockholders, or to nominate candidates for election as directors at a meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive office of the Company, not less than 60 days nor more than 90 days prior to the scheduled meeting (or, if a special meeting, not later than the close of business on the tenth day following the earlier of (i) the day on which such notice of the date of the meeting was mailed, or (ii) the day on which public disclosure of the date of the special meeting was made). The By-laws also specify certain requirements pertaining to the form and substance of a stockholder's notice. These provisions may preclude some stockholders from making nominations for directors at an annual or special meeting or from bringing other matters before the stockholders at a meeting.

  No Action by Written Consent of the Stockholders. The Company's Certificate of Incorporation does not allow the stockholders of the Company to take action by written consent except during periods when all of the Company's outstanding stock is owned by a single stockholder.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

  The Company's Certificate of Incorporation contains a provision that is designed to limit the directors' liability to the extent permitted by the DGCL and any amendments thereto. Specifically, directors will not be held liable to the Company or its stockholders for an act or omission in such capacity as a director, except for liability as a result of: (i) a breach of the duty of loyalty to the Company or its stockholders, (ii) actions or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of an improper dividend or improper repurchase of the Company's stock under Section 174 of the DGCL, or (iv) actions or omissions pursuant to which the director will receive an improper personal benefit. The principal effect of the limitation of liability provision is that a stockholder is unable to prosecute an action for monetary damages against a director of the Company unless the stockholder can demonstrate one of the specified bases for liability. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. The Company's Certificate of Incorporation does not eliminate its directors' duty of care. The inclusion of this provision in the Company's Certificate of Incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director's breach of the duty of care.

  Indemnification. The Company's By-laws also provide that the Company will indemnify its directors and officers to the fullest extent permitted by Delaware law. The Company generally is required to indemnify its directors and officers for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director's or officer's position with the Company or another entity that the director or officer serves at the Company's request, subject to certain conditions, and to advance funds to its directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceedings or acted in good faith and in what was reasonably believed to be a lawful manner and in the Company's best interest.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust.

                              SELLING STOCKHOLDER

  Immediately prior to the sale of the shares of Common Stock in the Offering,
IPS will own all of the            issued and outstanding shares of Common
Stock. After giving effect to the sale of shares of Common Stock to be sold in
the Offering, the Selling Stockholder will own           shares of Common
Stock, representing 13% of the outstanding shares of Common Stock. The foregoing percentage of ownership of the Selling Stockholder does not give
effect to the           shares of Common Stock which may be sold by the
Selling Stockholder if the U.S. Underwriters over-allotment option is exercised in full and does not give effect to the dilution arising from the possible exercise of stock options.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Giving effect to the Transition, the Company will have outstanding
           shares of Common Stock. Of these shares, the            shares sold
in the Offering (or            shares if the U.S. Underwriters' over-allotment
option granted by the Selling Stockholder is exercised in full) will be freely tradeable without restrictions or further registration under the Securities Act, except for any shares purchased by an "affiliate" of the Company which will be subject to the resale limitations of Rule 144 under the Securities Act ("Rule 144"). Any shares held by the Selling Stockholder after completion of
the Offering (up to           shares of Common Stock assuming the over-
allotment option granted by IPS is not exercised in full) will be "restricted securities" within the meaning of Rule 144. These "restricted securities" may not be sold in absence of registration under the Securities Act other than in accordance with Rule 144 or another exemption from registration. IPS has certain rights to have the Common Stock owned by it (or held by the Trustee) subsequent to the Offering, if any, registered by the Company under the Securities Act. See "Certain Relationships and Related Transactions--The Transition Agreements--The Registration Rights Agreement."

  In general, under Rule 144 as currently in effect, a person (including an "affiliate" (as that term is defined under the Securities Act)) who beneficially owns shares that are "restricted securities" as to which at least two years have elapsed since the later of the date of acquisition of such securities from the issuer or from an affiliate of the issuer, and any affiliate who owns shares that are not "restricted securities," is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock or the average weekly trading volume in the Company's Common Stock in composite trading on all exchanges and the New York Stock Exchange during the four calendar weeks preceding such sale. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company and who has beneficially owned restricted securities as to which at least three years have elapsed since the later of the date of the acquisition of such securities from the issuer or from an affiliate of the issuer is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. The foregoing summary of Rule 144 is not intended to be a complete description thereof.

  Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that market sales of shares of Common Stock, or the availability of such shares for sale, will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. Under the terms of the Trust Agreement, the Trustee has the duty and the authority on behalf of IPS to dispose of any shares owned by IPS on or prior to January 23, 1997 or to donate such shares to a designated charity or charities on January 23, 1997 (unless the Trust is extended). In connection with the Offering, subject to certain exceptions, the Company, the Selling Stockholder and the Trustee pursuant to the Trust Agreement have agreed not to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock (or any security convertible into or exchangeable or exercisable for Common Stock) for a period of 180 days (in the case of the Company) and prior to December 31, 1996 (in the case of the Selling Stockholder and the Trustee) after the date of this hereof without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters other than (i) the shares of Common Stock offered hereby, (ii) any grant of stock options that vest subsequent to 180 days after the date of this Prospectus or (iii) one or more registration statements relating to the Company's 1996 Stock Option Plan, the 1996 Broad-Based Stock Option Plan or the MoneyGram Agent Stock Option Plan or the Company's obligations under the Registration Rights Agreement or (d) the deposit, if any, of any shares of Common Stock with Wachovia Bank of North Carolina, N.A. as trustee pursuant to the Irrevocable Voting Trust Agreement. See "Underwriters."

  In connection with the Offering, the Company expects to grant to certain
officers options to acquire up to an aggregate           shares of Common
Stock under the 1996 Stock Option Plan and to grant to certain other employees
options to acquire up to an aggregate           shares of Common Stock under
the 1996 Broad-Based Stock Option Plan, in each case at a price equal to 100% of the initial public offering price set forth on the cover page of this
Prospectus. An additional           and           shares of Common Stock would
be available for future grants under the Company's 1996 Stock Option Plan and 1996 Broad-Based Stock Option Plan. See "Management--Stock Plans." The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Common Stock issuable pursuant to the Company's 1996 Stock Option Plan and 1996 Broad-Based Stock Option Plan, and such registration statements are expected to become effective upon filing. Shares of Common Stock covered by these registration statements will thereupon be eligible for sale in the public markets.

  In order to retain and sign certain significant MoneyGram Agents and to provide those MoneyGram Agents an opportunity to share in the growth of the Company, subsequent to the Offering, the Company currently expects to implement the MoneyGram Agent Stock Option Plan pursuant to which the Company
would reserve           shares of Common Stock. If implemented, the Company
may grant options to certain key MoneyGram Agents (exercisable at the price of the Common Stock on the date any such option is granted) in connection with the extension of existing or the negotiation of new Agent Contracts. Such options, if granted, generally would not be exercisable until the expiration of the initial term of such Agent Contracts. The Company expects that any such stock options (and the shares of Common Stock issuable upon exercise of such options) would be registered under the Securities Act. Therefore, any shares of Common Stock issued upon exercise of an option would be freely tradeable without restriction. No assurance can be given that the Company will adopt such a MoneyGram Agent Stock Option Plan (which may require stockholder approval) or that, if adopted, any options would be granted thereunder.

                CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
                     FOR NON-U.S. HOLDERS OF COMMON STOCK

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of shares of Common Stock by a beneficial owner of Common Stock that, for United States federal income or estate tax purposes, as the case may be, is a nonresident alien individual, a foreign corporation or a foreign partnership or a foreign trust or estate (a "non-U.S. holder"). The following discussion is based on current provisions of the Code, existing and proposed regulations promulgated thereunder and judicial and administrative interpretations thereof (any of which may be changed either retroactively or prospectively) and is for general information only. The following discussion does not address tax consequences that may be relevant in light of any specific facts or circumstances that might apply to a particular non-U.S. holder and does not address tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or the application or effect of any tax treaty.

  Proposed United States Treasury Regulations were issued on April 15, 1996 (the "Proposed Regulations") which, if adopted, could affect the United States taxation of dividends on Common Stock paid to a non-U.S. holder. The Proposed Regulations are generally proposed to be effective with respect to dividends paid after December 31, 1997, subject to certain transition rules. It cannot be predicted at this time whether the Proposed Regulations will become effective as proposed or what modifications, if any, may be made to them. The discussion below is not intended to include a complete discussion of the provisions of the Proposed Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect the Proposed Regulations may have if adopted.

  PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES, AS WELL AS THE STATE, LOCAL AND OTHER TAX CONSEQUENCES, OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

 Dividends

  Dividends paid to a non-U.S. holder will be subject to United States withholding tax at a 30 percent rate, or such lower rate as may be specified by an applicable tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the non-U.S. holder in the United States and the non-U.S. holder provides the payor with proper documentation. Dividends which are effectively connected with such a United States trade or business generally are subject to United States federal income tax on a net income basis at regular graduated rates applicable to U.S. persons. A non-U.S. holder may claim exemption from withholding under the effectively connected income exception by filing IRS Form 4224 with the Company or its paying agent at the times required by federal income tax law. The Proposed Regulations would replace Form 4224 with Form W-8. Under certain circumstances, a non-U.S. holder which is a corporation also may be subject to an additional "branch profits tax" at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, of the non-U.S. holder's effectively connected earnings and profits, subject to certain adjustments. Effectively connected dividends might be subject to different treatment under an applicable tax treaty depending on whether such dividends are attributable to a permanent establishment of the non-U.S. holder in the United States.

  Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary) and, under current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. A non-U.S. holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the United States Internal Revenue Service ("IRS").

  The Proposed Regulations would provide for certain presumptions (which differ from those described above) upon which the Company generally may rely to determine whether, in the absence of certain documentation, a holder should be treated as a non-U.S. holder for purposes of the 30% withholding tax described above. The presumptions would not apply for purposes of granting a reduced rate of withholding under a treaty. Under the Proposed Regulations, to obtain a reduced rate of withholding under a treaty a non-U.S. holder generally would be required to provide an Internal Revenue Service Form W-8 certifying such non-U.S. holder's entitlement to benefits under a treaty together with, in certain circumstances, additional information. The Proposed Regulations also would provide rules to determine whether, for purposes of determining the applicability of a tax treaty and for purposes of the 30% withholding tax described above, dividends paid to a non-U.S. holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

 Sale of Common Stock

  Generally, a non-U.S. holder will not be subject to United States federal income tax on any gain recognized upon the sale or exchange or other disposition of shares of Common Stock unless (i) the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States, (ii) the non-U.S. holder is a nonresident alien individual who holds Common Stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the sale or disposition and either (a) such individual's "tax home" for United States federal income tax purposes is in the United States or (b) the sale is attributable to an office or other fixed place of business maintained by such individual in the United States, or
(iii) subject to certain exceptions, the Company is or has been a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time during the five year period ending on the date of disposition, or, if shorter, the period during which the non-U.S. holder held the Common Stock. The Company believes that it is not, nor has it ever been, a "United States real property holding corporation" and does not anticipate becoming such a corporation.

  The 183-day rule summarized above only applies in limited circumstances because generally an individual present in the United States for 183 days in the taxable year of the sale, exchange, or other disposition will be treated as a resident for United States federal income tax purposes and therefore will be subject to United States federal income tax at graduated rates applicable to individuals who are United States persons for such purposes.

  Non-U.S. holders should consult applicable treaties, which may result in United States federal income tax treatment on the sale or exchange or other disposition of the Common Stock different than as described above.

 Backup Withholding and Information Reporting

  The Company must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides.

  Unless the Company has actual knowledge that a holder is a non-U.S. holder, dividends paid to such non-U.S. holder at an address within the United States may be subject to backup withholding at a rate of 31% if the holder is not an "exempt recipient" as defined in the existing Treasury regulations (which includes corporations) and fails to provide a correct taxpayer identification number and other information to the Company. United States backup withholding generally will not apply to (i) the payment of dividends paid on Common Stock to a non-U.S. holder at an address outside the United States (unless the Company has knowledge that the holder is a United States person for United States federal income tax purposes) or (ii) the payment of proceeds of a sale or other disposition of Common Stock effected by or through the foreign office of a broker. In the case of the payment of proceeds from such a sale or other disposition of Common Stock effected by or through a foreign office of a broker that is a United States person (for United States federal income tax purposes) or a "U.S. related person," however, information reporting (but not backup withholding) is required with respect to the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder (and has no actual knowledge to the contrary) and certain other requirements are met or the holder otherwise establishes an exemption. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes, or (ii) a foreign person 50% or more of whose gross income is from a United States trade or business for a specified three-year period. The payment of the proceeds of a sale or other disposition of Common Stock effected by or through the United States office of a broker is subject to information reporting and backup withholding at a rate of 31 percent unless the non-U.S. holder certifies, among other things, as to its non-United States status under penalties of perjury or otherwise establishes an exemption.

  If adopted, the Proposed Regulations would alter the foregoing rules in certain respects. Among other things, the Proposed Regulations would provide certain presumptions and other rules under which non-U.S. holders may be subject to backup withholding in the absence of required certifications and would revise the definition of an "exempt recipient" in the case of a corporation.

  Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder's United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

 Estate Tax

  Shares of Common Stock owned or treated as owned, or which were the subject of certain lifetime transfers, by an individual who is not a citizen or resident (as specifically defined for United States federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise. Such individual's estate may be subject to United States federal estate tax on the property includible in the estate for United States federal estate tax purposes.

                                 UNDERWRITERS

  Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated, CS First Boston Corporation, Lehman Brothers Inc. and Smith Barney Inc. are acting as U.S. Representatives, and the International Underwriters named below, for whom Morgan Stanley & Co. International Limited, CS First Boston Limited, Lehman Brothers International (Europe) and Smith Barney Inc. are acting as the International Representatives, have severally agreed, to purchase from the Selling Stockholder, and the Selling Stockholder has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                      NUMBER OF
      NAME                                                              SHARES
      ----                                                            ----------
      U.S. Underwriters:
        Morgan Stanley & Co. Incorporated............................
        CS First Boston Corporation..................................
        Lehman Brothers Inc..........................................
        Smith Barney Inc.............................................
                                                                      ----------
          Subtotal...................................................
                                                                      ----------
      International Underwriters:
        Morgan Stanley & Co. International Limited...................
        CS First Boston Limited......................................
        Lehman Brothers International (Europe).......................
        Smith Barney Inc.............................................
                                                                      ----------
        Subtotal.....................................................
                                                                      ----------
        Total........................................................
                                                                      ==========

  The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

  Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that with certain exceptions: (a) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below), and
(b) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares in the United States or in any province or territory of Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or of any province or territory of Canada, or any corporation, pension, profit sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters are referred to herein as the U.S. Shares and the International Shares, respectively.

   Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares of Common Stock sold shall be the Price to Public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

  Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in any province or territory of Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws thereof and that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.

  Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that: (i) it has not offered or sold and during the period of six months after the date hereof will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares of Common Stock offered hereby in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995, or to any person to whom the document may otherwise lawfully be issued or passed on.

  The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the Price to Public set forth on the cover page hereof, and part to certain dealers at a price which represents a
concession not in excess of $   per share under the public offering price. The
Underwriters may allow and such dealers may reallow a concession not in excess
of $   per share to other Underwriters or certain dealers. After the initial offering of the shares of Common Stock, the offering price, and other selling terms may from time to time, be varied by the Representatives.

  Pursuant to the Underwriting Agreement, the Selling Stockholder has granted to the U.S. Underwriters an option exercisable for 30 days from the date of
this Prospectus, to purchase up to an additional           shares of Common
Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will be committed, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the U.S. Underwriters hereby.

  Each of the Company, the Selling Stockholder and the Trustee pursuant to the Trust Agreement has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, it will not, subject to certain exceptions, (i) offer, issue, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, file a registration statement (in the case of the Company) or make any demand for or exercise any right with respect to (in the case of the Selling Stockholder and the Trustee) any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from the Company) or (ii) enter into any swap or similar agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) of this paragraph is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, for a period of 180 days after the date of this Prospectus, in the case of the Company, and December 31, 1996, in the case of the Selling Stockholder and the Trustee, other than (i) the shares of Common Stock offered hereby, (ii) any grant of stock options that vest subsequent to 180 days after the date of this Prospectus or (iii) one or more registration statements relating to the Company's 1996 Stock Option Plan, the 1996 Broad-Based Stock Option Plan or the MoneyGram Agent Stock Option Plan or the Company's obligations under the Registration Rights Agreement or (d) the deposit, if any, of any shares of Common Stock with Wachovia Bank of North Carolina, N.A. as trustee pursuant to the Irrevocable Voting Trust Agreement.

  At the request of the Company, the Underwriters have reserved up to shares of Common Stock offered hereby for sale to certain directors, officers and employees of the Company. Sales of shares of Common Stock to such persons will be at the initial public offering price. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered to the general public in the Offering on the same terms as the other shares offered hereby. All purchasers of the shares of Common Stock reserved pursuant to this paragraph who are also directors or senior officers of the Company will be required to enter into agreements identical to those described in the immediately preceding paragraph restricting the transferability of such shares for a period of 180 days after the date of this Prospectus.

  The Underwriters have informed the Selling Stockholder that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered hereby.

  The Company, the Selling Stockholder and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  Morgan Stanley & Co. Incorporated, CS First Boston Corporation, Lehman Brothers Inc. and Smith Barney Inc. provide from time to time certain financial advisory services to First Data and its affiliates for which they have received customary fees and commissions.

PRICING OF THE OFFERING

   Prior to the Offering there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiations between the Selling Stockholder and the U.S. Representatives. Among the factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, are the sales, earnings and other financial and operating information of the Company in recent periods, the future prospects of the Company and its industry in general, and certain ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to that of the Company.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Selling Stockholder by Sidley & Austin, Chicago, Illinois. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

  The Financial Statements of the Company at December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and the Registration Statement of which this Prospectus is a part have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in such Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in auditing and accounting. With respect to the unaudited interim financial information as of and for the six-month period ended June 30, 1996 appearing in this Prospectus and the Registration Statement of which this Prospectus is a part, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, appearing elsewhere herein and in such Registration Statement, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement," which term shall include all amendments, exhibits and schedules thereto), pursuant to the Securities Act and the rules and regulations promulgated thereunder, with respect to the Offering. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted from the Prospectus in accordance with the rules and regulations of the Commission, and to which reference is hereby made.

  After consummation of the Offering, the Company will be subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith will be required to file, proxy statements, reports and other information with the Commission. The Registration Statement, as well as any such report, proxy statement and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and the Citicorp Center, 500 West Madison

Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Upon listing of the Common Stock on the New York Stock Exchange, Inc. (the "NYSE"), reports, proxy statements and other information concerning the Company may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  Statements made in this Prospectus concerning the provisions of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such statement concerning a contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to such exhibit or other filing for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. Copies of the exhibits are available upon request made to John S. Zieser, Secretary, MoneyGram Payment Systems, Inc. 10825 Farnam Drive, Omaha, Nebraska 68154, telephone number (402) 222-7215.

  The Company intends to furnish to its stockholders annual reports containing financial statements audited by an independent accounting firm and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                        MONEYGRAM PAYMENT SYSTEMS, INC.

                         INDEX TO FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS                                                PAGE
----------------------------                                                ----
Report of Independent Auditors............................................   F-2
Balance Sheets as of December 31, 1994 and 1995...........................   F-3
Statements of Operations for the Years Ended December 31, 1993, 1994 and
 1995.....................................................................   F-4
Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and
 1995.....................................................................   F-5
Statement of Changes in Stockholder's (Deficit)/Equity for the Years Ended
 December 31, 1993, 1994 and 1995.........................................   F-6
Notes to Financial Statements.............................................   F-7
UNAUDITED INTERIM FINANCIAL STATEMENTS
--------------------------------------
Independent Accountants' Review Report....................................  F-15
Balance Sheet as of June 30, 1996.........................................  F-16
Statements of Income for the Six Months Ended June 30, 1995 and 1996......  F-17
Statements of Cash Flows for the Six Months Ended June 30, 1995 and 1996..  F-18
Statement of Changes in Stockholder's Equity for the Six Months Ended June
 30, 1996.................................................................  F-19
Notes to Financial Statements.............................................  F-20

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors of
MoneyGram Payment Systems, Inc.

  We have audited the accompanying balance sheets of MoneyGram Payment Systems, Inc. as of December 31, 1994 and 1995, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MoneyGram Payment Systems, Inc. at December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Denver, Colorado

February 2, 1996, except as to Notes 1 and 9, as to which
  the date is                .

                                  *  *  *  *

  The foregoing report is in the form that will be signed upon the completion of the transactions and restatement of capital accounts described in Note 1 to the financial statements under the caption "Formation of the Company."

Denver, Colorado

October 4, 1996

                                          Ernst & Young LLP

                        MONEYGRAM PAYMENT SYSTEMS, INC.

                                 BALANCE SHEETS

                   (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                              DECEMBER 31,
                                                            ------------------
                          ASSETS                              1994      1995
----------------------------------------------------------- --------  --------
Cash and cash equivalents.................................. $    --   $    --
Assets restricted to settlement of MoneyGram transactions..   20,927    26,010
Fee revenue receivable.....................................      910     1,165
Prepaid and other current assets...........................       90       271
                                                            --------  --------
    Total current assets...................................   21,927    27,446
Fixed assets at cost, net of depreciation: 1994--$2,231;
 1995--$3,953..............................................    3,084     6,000
Deferred income taxes......................................      171       193
Costs of acquiring Agent Contracts, net of amortization:
 1994--$3,535;
 1995--$1,952..............................................    3,401     7,979
                                                            --------  --------
    Total assets...........................................  $28,583  $ 41,618
                                                            ========  ========
      LIABILITIES AND STOCKHOLDER'S EQUITY/(DEFICIT)
-----------------------------------------------------------
Liabilities relating to unsettled MoneyGram transactions...  $20,927  $ 26,010
Accounts payable...........................................    2,178     1,393
Commissions payable........................................    6,418     6,696
Accrued advertising........................................    4,457     2,786
Employee-related liabilities...............................      507     1,280
Accrued and other liabilities..............................      924     2,284
                                                            --------  --------
    Total current liabilities..............................   35,411    40,449
Stockholder's equity/(deficit):
  Common stock, $.01 par value, authorized 100,000,000
   shares; issued and outstanding            shares........      --        --
  Capital surplus..........................................   21,922    11,625
  Accumulated deficit......................................  (28,750)  (10,456)
                                                            --------  --------
    Total stockholder's equity/(deficit)...................   (6,828)    1,169
                                                            --------  --------
    Total liabilities and stockholder's equity/(deficit)...  $28,583  $ 41,618
                                                            ========  ========


                            See accompanying notes.

                        MONEYGRAM PAYMENT SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1993     1994     1995
                                                      -------  ------- --------
Revenues
  Fee and other...................................... $48,815  $71,015 $ 94,242
  Foreign exchange...................................   3,070   20,373   42,826
                                                      -------  ------- --------
    Total revenue ...................................  51,885   91,388  137,068
                                                      -------  ------- --------
Expenses:
  Agent commissions and amortization of Agent
   Contract acquisition costs........................  22,112   28,742   34,801
  Processing.........................................  12,361   15,334   25,542
  Advertising and promotion..........................  13,708   19,523   33,822
  Selling and service................................   2,996    3,700    7,525
  General and administrative.........................   3,904    4,678    5,722
                                                      -------  ------- --------
    Total expenses...................................  55,081   71,977  107,412
                                                      -------  ------- --------
Income (loss) before income taxes....................  (3,196)  19,411   29,656
Income tax (benefit) expense.........................  (1,119)   7,235   11,362
                                                      -------  ------- --------
Net income (loss).................................... $(2,077) $12,176 $ 18,294
                                                      =======  ======= ========
Pro forma net income (loss) per common share......... $        $       $
                                                      =======  ======= ========


                            See accompanying notes.

                        MONEYGRAM PAYMENT SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                                   ---------------------------
                                                    1993      1994      1995
                                                   -------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)................................  $(2,077) $ 12,176  $ 18,294
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Direct depreciation and amortization expense*..    1,518     1,889     3,762
  Other noncash charges..........................     (160)       25       (22)
  Changes in operating assets and liabilities:
    Assets restricted to settlement of MoneyGram
     transactions................................    1,254    (8,100)   (5,083)
    Accounts receivable..........................     (103)     (773)     (255)
    Prepaid and other assets.....................      268        21      (181)
    Liabilities relating to unsettled MoneyGram
     transactions................................   (1,254)    8,100     5,083
    Accounts payable and other liabilities.......    1,108     9,953      (189)
                                                   -------  --------  --------
Net cash provided by operating activities........      554    23,291    21,409
                                                   -------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of signage and equipment................     (762)   (2,739)   (4,638)
Costs of acquiring Agent Contracts...............      --     (2,404)   (6,474)
                                                   -------  --------  --------
Net cash used by investing activities............     (762)   (5,143)  (11,112)
                                                   -------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES
Net transfer from/(to) IPS.......................      208   (18,148)  (10,297)
                                                   -------  --------  --------
Net cash provided/(used) by financing activities.      208   (18,148)  (10,297)
                                                   -------  --------  --------
Net change in cash and cash equivalents..........  $   --   $    --   $    --
                                                   =======  ========  ========

--------
* Relates only to MoneyGram assets as reflected on the accompanying balance sheet.


                            See accompanying notes.

                        MONEYGRAM PAYMENT SYSTEMS, INC.

                     STATEMENT OF CHANGES IN STOCKHOLDER'S
                                EQUITY/(DEFICIT)
                                 (IN THOUSANDS)

                                                                     TOTAL
                                   COMMON CAPITAL   ACCUMULATED  STOCKHOLDER'S
                                   STOCK  SURPLUS     DEFICIT   EQUITY/(DEFICIT)
                                   ------ --------  ----------- ---------------
Balance January 1, 1993...........  $--   $ 39,862   $(38,849)     $  1,013
  Net loss........................   --        --      (2,077)       (2,077)
  Capital contribution from IPS...   --        208        --            208
                                    ----  --------   --------      --------
Balance December 31, 1993.........   --     40,070    (40,926)         (856)
  Net income......................   --        --      12,176        12,176
  Return of capital to IPS........   --    (18,148)       --        (18,148)
                                    ----  --------   --------      --------
Balance December 31, 1994.........   --     21,922    (28,750)       (6,828)
  Net income......................   --        --      18,294        18,294
  Return of capital to IPS........   --    (10,297)       --        (10,297)
                                    ----  --------   --------      --------
Balance December 31, 1995.........  $--   $ 11,625   $(10,456)     $  1,169
                                    ====  ========   ========      ========



                            See accompanying notes.

                        MONEYGRAM PAYMENT SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS
1. BUSINESS AND BASIS OF PRESENTATION

  MoneyGram Payment Systems, Inc. (the "Company") is a wholly owned subsidiary of Integrated Payment Systems Inc. ("IPS"), which is a wholly owned subsidiary of First Data Corporation ("First Data"). First Data was a wholly owned subsidiary of American Express Company ("American Express") prior to an initial public offering of its common stock (the "1992 IPO") in April 1992.

 Nature of Business

  IPS' principal business involves providing payment instruments transaction processing to institutional clients and retail consumers. These services principally have involved the marketing and processing of the following types of payment instruments: American Express(R) Official Checks, American Express(R) Money Orders and the MoneyGram service ("MoneyGram" or the "Business"). Pursuant to a management agreement (the "TRS Management Agreement") among First Data, IPS and American Express Travel Related Services Company, Inc., a wholly owned subsidiary of American Express ("TRS"), IPS has managed the TRS payment instruments business, although TRS has been and currently is the state-licensed issuer and provider of such payment instruments. Throughout the periods presented in the accompanying financial statements, the MoneyGram service has been conducted through an extensive network of TRS selling agents. In accordance with the TRS Management Agreement, the contracts with these selling agents were negotiated and managed by IPS but executed in the name of TRS. Furthermore, IPS and First Data agreed to indemnify TRS against any losses, damages and costs with respect to the payment instruments of TRS; therefore, IPS' financial statements have been prepared as if it were the issuer of the payment instruments. Pursuant to the terms of the TRS Management Agreement, IPS became a licensed issuer of payment instruments during 1993 and, in addition, acquired the MoneyGram service mark at no cost from American Express in 1994. As discussed immediately below, the Company was formed with the intention of it assuming the Business from IPS pursuant to the various agreements described below.

 Formation of the Company

  On October 27, 1995, First Data consummated a merger transaction with First Financial Management Corporation ("FFM"). FFM, through a subsidiary, Western Union Financial Services, Inc. ("Western Union"), provides money transfer services similar to MoneyGram. On January 19, 1996, First Data entered into a consent decree with the Federal Trade Commission ("FTC") regarding MoneyGram and Western Union. Under the terms of the consent decree, First Data is allowed to perform processing services for each of MoneyGram and Western Union, but it is permitted to retain the sales and marketing functions of only one of the two businesses. The required divestiture must occur no later than January 23, 1997. In addition, First Data and the FTC entered into a "hold separate" agreement whereby the MoneyGram business must be managed and maintained as a separate, ongoing business, independent of all other First Data businesses and independent of the Western Union business. Among its provisions the "hold separate" agreement requires that, prior to consummation of the required divestiture, IPS expend not fewer than $24 million annually on MoneyGram advertising and promotion with no less than $10 million to be expended for any two consecutive quarterly periods. This agreement further requires that, during the "hold separate" period, IPS pay the MoneyGram sales force 120% of the standard 1995 sales commission rates. The hold separate arrangement will continue until the requisite divestiture is consummated.

  First Data has decided to comply with the divestiture requirements of the consent decree through a public stock offering of the Company's common stock consisting of a secondary offering by IPS (the "Offering"). In conjunction with the Offering, the Company was formed as a wholly owned subsidiary of IPS in January 1996. In accordance with the Contribution Agreement among the Company, First Data and IPS, certain assets necessary to operate the Business (the "MoneyGram Assets") were transferred, subject to certain liabilities, to the

                        MONEYGRAM PAYMENT SYSTEMS, INC.

Company in exchange for            shares of the Company's common stock. The
accompanying financial statements have been prepared as if this exchange had been consummated prior to January 1, 1993 and the assets and liabilities are reflected therein at their historical IPS cost basis. The transferred assets included certain proprietary rights and trademarks material to the conduct of the Business; the net economic benefits under certain MoneyGram Agent contracts; certain applications software; the leases, leasehold improvements, personal property and third party contracts associated with First Data's Lakewood, Colorado customer service center; and certain personal property and leases related to property, such as computers and signage, provided to MoneyGram Agents for their use in providing MoneyGram services. In addition, pursuant to the Contribution Agreement, IPS will contribute $12 million in cash to the Company prior to the Offering (the "IPS Cash Contribution"). Such capital contribution will be reflected in the Company's financial statements during the period in which it is received.

  In conjunction with the Offering, the Company, IPS and affiliates of IPS have also entered into an operations agreement (the "Operations Agreement"), a software license agreement (the "Software License Agreement"), a short-term working capital facility (the "Facility"), with a commitment in an amount equal to $20 million, a service mark license agreement (the "Service Mark License Agreement"), a human resources agreement (the "Human Resources Agreement") and a telecommunications services sharing agreement (the "Telecom Agreement"). The Operations Agreement requires IPS to provide the Company with certain data processing services, including the processing of MoneyGram transactions for a period of two years, certain management services necessary for the Company to comply with state licensing requirements until such time as the Company is fully licensed in all states to offer consumer money transfer services in its own name and certain additional support services. These services are to be provided to the Company at First Data's good faith estimate of its actual cost of providing such services (including reasonable allocations of overhead expenses). The Software License Agreement provides the Company with a perpetual, assignable, nonexclusive, royalty free license to use certain software used in operating the Business. Under the Facility, the Company may borrow from time-to-time, on a revolving, unsecured basis, to fund its working capital requirements. Any borrowings thereunder will bear interest of the prime rate, as announced by Chase Manhattan Bank, N.A., plus 1% per annum. The Facility will terminate on January 15, 1997 and includes customary terms, conditions, restrictive covenants and events of default. Pursuant to the Service Mark License Agreement, Western Union licenses the Company the use of certain service marks in certain languages that were previously subject to conflicting use between the Company and Western Union. The Human Resource Agreement provides for the transfer of employees from First Data to the Company and the Telecom Agreement provides the Company access to telecommunications services provided to First Data at First Data's tariff rates.

 Financial Statement Presentation

  The accompanying financial statements have been prepared as if the transaction and agreements described immediately above were consummated and/or entered into prior to January 1, 1993. These financial statements present the financial position, results of operations and cash flows attributable to MoneyGram, which was operated as a product line of IPS, during each of the periods presented. The following paragraphs set forth the methodologies and assumptions utilized in preparing the accompanying financial statements.

 Balance Sheets

  The balance sheet caption "Liabilities relating to unsettled MoneyGram transactions" represents the face value of all unsettled MoneyGram transactions. It includes amounts attributable to transactions where proceeds have been received from selling agents as well as an estimate of amounts due from selling agents for customer

                        MONEYGRAM PAYMENT SYSTEMS, INC.

transactions occurring on or prior to the statement date but not yet settled. Because IPS did not maintain specific cash or investment portfolio accounts for its products, the accompanying balance sheet reflects zero balances for cash and cash equivalents and the balance sheet caption "Proceeds including proceeds due from/(to) IPS relating to unsettled MoneyGram transactions" represents the amount necessary to fund the liability. Specific fiduciary assets maintained by IPS for MoneyGram and the consequent amounts due to or from IPS relative to the liability are included in the accompanying balance sheet under the caption "Assets restricted to settlement of MoneyGram transactions," which is comprised of the following (in thousands):

                                                         DECEMBER 31 DECEMBER 31
                                                            1994        1995
                                                         ----------- -----------
      Cash and advances to certain receive agents......    $13,831     $11,446
      Receivables from selling agents, including $2,421
       and $1,055, respectively, from TRS..............     11,903       9,809
      Due (to) from IPS................................     (4,807)      4,755
                                                           -------     -------
                                                           $20,927     $26,010
                                                           =======     =======

 Statements of Operations

  The statements of operations reflect revenues and related commission expenses that are distinct and separately identifiable to MoneyGram as well as an estimate of allocable investment earnings based upon IPS investment returns applied to an estimated average cash position. Allocable investment earnings included in revenues amounted to $.1 million, $.2 million and $.4 million during the years ended December 31, 1993, 1994 and 1995, respectively.

  During the periods presented, MoneyGram was a part of IPS' retail services product group; accordingly, with the exception of agent commission and advertising expenses, a substantial portion of the expenses in the accompanying statements of operations represents allocations of IPS costs. IPS' accounting systems provide for the capturing of costs on a functional cost center basis. Certain cost centers relate exclusively to the MoneyGram service and have been 100% allocated to the Company and others relate substantially, and have been allocated substantially, to the Company. The expenses, included in the accompanying statements of operations, attributable to these cost centers amounted to $11.5 million, $13.7 million and $26.0 million for the years ended December 31, 1993, 1994 and 1995, respectively. These expenses relate principally to IPS' two customer service centers. The remaining $7.8 million, $10.0 million and $12.8 million of expenses, excluding agent commissions and advertising, represent allocations that are based upon various factors which, in the opinion of management, approximate actual usage. These allocated expenses relate to data processing, facilities, legal, finance and accounting, treasury, human resources, sales and other support functions. Included in these allocated expenses are allocations of IPS general and administrative expenses, based upon the Company's proportion of IPS' gross revenues, of $0.8 million for each of years ended December 31, 1993 and 1994 and $1.0 million for the year ended December 31, 1995. The statements of operations do not include any allocations of First Data general and administrative expenses as such costs are not considered to be variable as a result of the Company's operations. Management of the Company believes that costs have been determined and allocated on a reasonable basis and all costs attributable to conducting the Business have been included in the accompanying statements of income.

  In the opinion of the Company's management, the Company's expenses, as reflected in the accompanying statements of operations, will not be materially affected as a result of it becoming a stand-alone entity and its execution of the Contribution Agreement, the Operations Agreement and the Facility.

                        MONEYGRAM PAYMENT SYSTEMS, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Revenue Recognition

  Fee revenue represents the transaction fee charged by the selling agent to the consumer and is recognized at the date of sale. Foreign exchange revenue represents the Company's share of amounts attributable to favorable spreads between wholesale foreign currency purchase rates and the retail exchange rate charged to consumers, principally with respect to Mexican pesos. Commissions to agents are either a percentage of the transaction fee charged to the consumer or a fixed dollar amount per transaction and also include amounts attributable to minimum commission guarantees with respect to certain agents. Commissions to agents, including guaranteed commissions, are expensed as incurred.

 Fixed Assets

  Fixed assets are comprised of agent location signage and personal computers, equipment, furniture and fixtures, and leasehold improvements and are depreciated over their estimated useful lives ranging from 3 to 8 years. Depreciation is computed using the straight-line method.

 Income Taxes

  The Company has accounted for income taxes under the liability method required by SFAS No. 109, Accounting for Income Taxes. The taxable income of the Company is included in the taxable income of IPS, which is included in the consolidated U.S. federal income tax return of First Data. Except as described below, the Company's provision for income taxes has been computed as if it were a separate tax-paying entity.

  During the periods presented there was no formal tax-sharing agreement between the Company, IPS and First Data, however, First Data subsidiaries remit current taxes payable to First Data and they are entitled to reimbursement from First Data for current tax benefits. The provision for income taxes has been computed as if the Company were a subsidiary of First Data and, therefore, the tax benefits resulting from taxable losses incurred by the Company during and prior to 1993 have been recorded in those years. As a result, the accompanying financial statements do not reflect any benefit for utilization of tax loss carryforwards.

  As a result of the Transition, the tax basis (for federal income tax purposes) of the MoneyGram Assets will increase from their tax basis in the hands of IPS and its affiliates at the time of the Contribution to their fair market value at that time. Such tax basis is generally expected to produce a tax benefit to the Company in future years through depreciation or amortization deductions or through decreased gain or increased loss on a disposition of any MoneyGram Asset. However, the "anti-churning" rules under
Section 197 of the Code might apply to disallow such amortization with respect to certain intangible assets of the Company.

  Pursuant to the requirements of SFAS No. 109 the Company will record a deferred tax asset (with a corresponding credit to capital surplus) for the tax effect of the difference between the net book value of the assets contributed and liabilities assumed in the Contribution and their tax basis. The amount of the deferred tax asset which will be recorded at the time of the Contribution may be reduced by a valuation allowance which will be based upon management's judgment as to the likelihood of the Company realizing the asset through future tax deductions, under the "more likely than not" criteria prescribed by SFAS No. 109.

 Costs of Acquiring Agent Contracts

  Amounts paid to acquire multi-year exclusive contracts with agents are capitalized and amortized on a straight-line basis over the life of the related contract (3 to 5 years).

                        MONEYGRAM PAYMENT SYSTEMS, INC.

 Pro Forma Per Share Data

  Pro forma net (loss) income per share has been computed as if the Company
had            shares of its common stock outstanding during each of the
periods presented.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

  In addition to the relationships set forth and the other information described in Note 1, IPS, and consequently the Company, have other transactions and relationships with American Express and First Data.

 American Express

  Travel Services Offices of TRS ("TSOs") act as agents with respect to MoneyGram. MoneyGram Transaction Fee Revenues (revenues excluding foreign exchange revenues and allocated investment income) derived from TSO transactions amounted to approximately $10.1 million, $10.9 million and $5.1 million for the years ended December 31, 1993, 1994 and 1995, respectively. Commissions paid to TRS for send and receive transactions amounted to approximately $5.3 million, $5.6 million and $3.3 million for the respective years.

  In conjunction with the 1992 IPO, an intercompany agreement was entered into by IPS and First Data with American Express (the "Intercompany Agreement") the provisions of which included:

    (i) An annual license fee of $1.0 million for use of the American Express name by IPS. The amounts allocated to the Company in the 1993 and 1994 statements of operations amounted to $0.4 million and $0.1 million, respectively. No allocation of such cost was made subsequent to March 1994 when the American Express name was deleted from MoneyGram's media advertising.

    (ii) An agreement by American Express to reimburse First Data and/or IPS for expenses of up to $10.6 million relating to the change of First Data's name, its change in status to a publicly owned corporation and advertising IPS' payment instruments under a new name. During 1993, IPS was reimbursed $0.8 million under the Intercompany Agreement for 1993 advertising and related expenses incurred, of which $0.2 million related to the deletion of the American Express name from MoneyGram. During 1994, IPS was reimbursed $5.2 million, substantially all of which related to MoneyGram. This reimbursement of expenses incurred has been treated similar to a capital contribution in the accompanying financial statements.

 First Data

  The allocated expenses in the accompanying statements of operations, as described in Note 1, include allocations from First Data and affiliates of $2.9 million, $2.6 million and $3.9 million for the years ended December 31, 1993, 1994 and 1995, respectively. The First Data allocations relate principally to the Company's estimated portion of IPS' participation in certain First Data insurance, benefit and incentive plans, as well as certain other services provided during those periods, including the Company's estimated portion of charges to IPS for data processing services provided by First Data Technologies, Inc., a wholly owned subsidiary of First Data, of $1.7 million, $1.6 million and $2.2 million for the years ended December 31, 1993, 1994 and 1995, respectively.

                        MONEYGRAM PAYMENT SYSTEMS, INC.

4. INCOME TAXES

  The income tax (benefit)/provision consists of the following (thousands):

                                                          YEAR ENDED DECEMBER
                                                                  31,
                                                         -----------------------
                                                          1993     1994   1995
                                                         -------  ------ -------
      Federal........................................... $(1,119) $6,556 $ 9,850
      State and local...................................     --      679   1,512
                                                         -------  ------ -------
      Total............................................. $(1,119) $7,235 $11,362
                                                         =======  ====== =======

  Deferred income taxes result from the recognition of temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in differences between income for tax purposes and income for financial statement purposes in future years. The income tax (benefit)/provision is comprised of the following (in thousands):

                                                         YEAR ENDED DECEMBER
                                                                 31,
                                                        -----------------------
                                                         1993     1994   1995
                                                        -------  ------ -------
      Current.......................................... $  (959) $7,210 $11,384
      Deferred.........................................    (160)     25     (22)
                                                        -------  ------ -------
      Total............................................ $(1,119) $7,235 $11,362
                                                        =======  ====== =======

  The Company's net deferred tax assets consist of the following (in thousands):

                                                                      DECEMBER
                                                                         31,
                                                                      ---------
                                                                      1994 1995
                                                                      ---- ----
      Deferred tax assets:
        Accrued and other liabilities................................ $197 $303
                                                                      ---- ----
          Total deferred tax assets..................................  197  303
      Valuation allowance............................................  --   --
                                                                      ---- ----
      Deferred tax assets, net of valuation allowance................  197  303
      Deferred tax liabilities:
        Depreciation and amortization................................  --    82
        Other........................................................   26   28
                                                                      ---- ----
          Total deferred tax liabilities.............................   26  110
                                                                      ---- ----
          Net deferred tax assets.................................... $171 $193
                                                                      ==== ====

  The reconciliation of income tax computed at the U.S. federal statutory tax rate to income tax (benefit)/expense is (in thousands):

                                                         YEAR ENDED DECEMBER
                                                                 31,
                                                        -----------------------
                                                         1993     1994   1995
                                                        -------  ------ -------
      Tax at U.S. statutory rate....................... $(1,119) $6,794 $10,379
      Increases in taxes resulting from
        State and local taxes, net of federal income
         tax benefit...................................     --      441     983
                                                        -------  ------ -------
          Income tax (benefit)/expense................. $(1,119) $7,235 $11,362
                                                        =======  ====== =======

                        MONEYGRAM PAYMENT SYSTEMS, INC.

5. RETIREMENT PLANS

  First Data sponsors a defined benefit and a defined contribution retirement plan covering full-time employees of First Data and its participating subsidiaries, of which IPS is one. Retirement benefits under the defined benefit plan are based primarily upon length of service and compensation. The defined contribution plan allows eligible employees to contribute a percentage of their compensation to the plan and provides for certain employer matching, service-related and other contributions. During 1994, First Data restructured these plans to allow employees to elect to cease accruing benefits under the defined benefit plan in exchange for enhanced employer contributions under the defined contribution plan. Employees hired subsequent to 1994 do not participate in the defined benefit plan.

  Included in the allocated expenses from First Data discussed in Note 3 are $0.2 million, $0.2 million and $0.3 million for the years ended December 31, 1993, 1994 and 1995, respectively, relative to MoneyGram's estimated portion, based on gross salary costs, of amounts charged by First Data to IPS for participation of its employees in the plans.

  Pursuant to the terms of the Human Resources Agreement among First Data, IPS and the Company, employees transitioning from First Data to the Company have been fully vested in their First Data retirement benefits. During 1996 the Company plans to adopt and implement a defined contribution plan and does not plan to provide a defined benefit plan.

6. OPERATING LEASE COMMITMENTS

  Certain facilities and operating equipment utilized in the operations of the Business are leased under cancelable and noncancelable agreements. A portion of the rent expense attributable to IPS' two customer service centers, which has been allocated to the Company, amounted to $0.4 million, $0.4 million and $0.8 million for the years ended December 31, 1993, 1994 and 1995, respectively. A portion of the rent expense relates to a sublease from an affiliate of IPS. At December 31, 1995, the minimum allocated calendar year rental commitment for these facilities was: 1996--$0.4 million; 1997--$0.1 million.

7. COMMITMENTS AND CONTINGENCIES

  In certain instances, certain MoneyGram Agents have been guaranteed minimum commissions. As of December 31, 1995, the remaining maximum commitment amounts to approximately $68.0 million as follows on a calendar year basis: 1996-- $10.0 million; 1997--$12.0 million; 1998--$13.0 million; 1999--$14.0 million;
2000--$15.0 million; and years following--$4.0 million. Historically, MoneyGram's volume growth has been sufficient to mitigate required performance under these guarantees, and net payments under these guarantees amounted to $2.5 million, $2.0 million and $1.3 million during the years ended December 31, 1993, 1994 and 1995, respectively.

  IPS is involved in litigation primarily arising in the normal course of its business. In the opinion of management, IPS' recovery or liability, if any, under any pending litigation relating to MoneyGram would not materially affect the Company's financial condition or operations.

8. CREDIT RISK AND CERTAIN RELATIONSHIPS

  Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of a contract. In the case of MoneyGram, the principal risk centers around that of a selling agent failing to remit the proceeds of a transaction to the Company. The Company mitigates this risk through extensive credit evaluations prior to entering into a contractual relationship and thereafter monitors performance

                        MONEYGRAM PAYMENT SYSTEMS, INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONCLUDED) to ensure compliance. MoneyGram Agents conduct business in thousands of locations. Further, the nature of the agents' principal businesses is diverse and the agent base includes supermarkets, department and convenience stores, travel agents and check cashing establishments. Other than TSOs with respect to the years ended December 31, 1993 and 1994, no Transaction Fee Revenues attributable to a single MoneyGram Agent accounted for more than 8% of MoneyGram's total Transaction Fee Revenues during the periods presented. However, during the years ended December 31, 1993, 1994 and 1995, approximately 17%, 16% and 15% of total Transaction Fee Revenues were derived from a consortium of Chicago MoneyGram Agents.

  Approximately 49%, 60% and 64% of MoneyGram's total revenues (including foreign exchange revenues and allocated investment income) were derived from money transfer transactions from the United States to Mexico during the years ended December 31, 1993, 1994 and 1995, respectively. The Mexican receive agent for substantially all of these transactions is a major Mexican financial institution under the terms of a contract expiring in April 2002. The caption "cash and advances to certain receive agents" in Note 1 to the accompanying Financial Statements includes IPS' funding of these transactions pursuant to the terms of this contract. Many MoneyGram Agents also act as agents with respect to the sale of American Express(R) Money Orders. One such agent has entered into a financing agreement with IPS (the "Financing Agreement"). The Financing Agreement provides for, among other items:

  --a deferred remittance schedule with respect to proceeds from the sale of American Express(R) Money Orders.

  --the agent to receive interest bearing working capital and long-term advances.

  The Financing Agreement contains various restrictive covenants, limitations on the amount of deferred remittances and working capital advances and a $18.5 million limit on long-term advances. Working capital advances are based upon the agent's money order sales. The amount of long-term advances outstanding as of December 31, 1995 was $9.4 million. No portion of the long-term advances has been included in the accompanying balance sheets due to the commingled nature of the agent relationship and the resulting inability to segregate that which would be attributable to MoneyGram.

9. SUBSEQUENT EVENTS

  On             , 1996, the Company filed an amended registration statement with the Securities and Exchange Commission relating to the Offering.
Including the          percent underwriters over-allotment option,
shares of the Company's common stock are being registered for sale by IPS, as selling stockholder.

  In connection with the Offering, the Board of Directors of the Company will adopt, and IPS as the Company's sole stockholder will approve, the Company's 1996 Stock Option Plan (the "1996 Stock Option Plan") and the Company's 1996 Broad-Based Stock Option Plan. The Company has reserved for issuance under the 1996 Stock Option Plan and the 1996 Broad-Based Stock Option Plan
and          shares of common stock, respectively.

                    INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Board of Directors of
MoneyGram Payment Systems, Inc.

  We have reviewed the accompanying balance sheet of MoneyGram Payment Systems, Inc. as of June 30, 1996, and the related statements of income and cash flows for the six-month period ended June 30, 1996. These financial statements are the responsibility of the Company's management. We did not make a similar review of the statements of income and cash flows for the corresponding period of the prior year.

  We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

  Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements at June 30, 1996 and for the six-month period then ended for them to be in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Denver, Colorado

August 6, 1996

                                     ****

  The foregoing report is in the form that will be signed upon the completion of the transactions and restatement of capital accounts described in Note 1 to the audited financial statements as of and for the year ended December 31, 1995, under the caption "Formation of the Company".

                                          Ernst & Young LLP

Denver, Colorado

October 4, 1996

                        MONEYGRAM PAYMENT SYSTEMS, INC.

                                 BALANCE SHEET

                   (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                        JUNE
                                                                         30,
                                ASSETS                                  1996
---------------------------------------------------------------------- -------
Cash and cash equivalents............................................. $   --
Assets restricted to settlement of MoneyGram transactions.............  22,533
Fee revenue receivable................................................   1,330
Prepaid and other current assets......................................     295
                                                                       -------
    Total current assets..............................................  24,158
Fixed assets at cost, net of depreciation: $5,334.....................   6,721
Deferred income taxes.................................................     231
Costs of acquiring Agent Contracts, net of amortization: $3,188.......  14,594
                                                                       -------
    Total assets...................................................... $45,704
                                                                       =======
                 LIABILITIES AND STOCKHOLDER'S EQUITY
----------------------------------------------------------------------
Liabilities relating to unsettled MoneyGram transactions.............. $22,533
Accounts payable......................................................   1,344
Commissions payable...................................................   6,641
Accrued advertising...................................................   1,527
Employee-related liabilities..........................................   1,210
Accrued and other liabilities.........................................   1,814
                                                                       -------
    Total current liabilities.........................................  35,069
Stockholder's equity:
  Common stock, $.01 par value, authorized 100,000,000 shares; issued
   and outstanding            shares..................................     --
  Capital surplus.....................................................  12,743
  Accumulated deficit.................................................  (2,108)
                                                                       -------
    Total stockholder's equity........................................  10,635
                                                                       -------
    Total liabilities and stockholder's equity........................ $45,704
                                                                       =======


                            See accompanying notes.

                        MONEYGRAM PAYMENT SYSTEMS, INC.

                              STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  SIX MONTHS
                                                                ENDED JUNE 30,
                                                                ---------------
                                                                 1995    1996
                                                                ------- -------
Revenues
  Fee and other................................................ $47,319 $57,253
  Foreign exchange.............................................  24,408  15,775
                                                                ------- -------
    Total revenue..............................................  71,727  73,028
Expenses:
  Agent commissions and amortization of Agent Contract
   acquisition costs...........................................  16,245  22,615
  Processing...................................................  11,627  12,728
  Advertising and promotion....................................  16,002  16,763
  Selling and service..........................................   3,252   4,776
  General and administrative...................................   2,685   2,616
                                                                ------- -------
    Total expenses.............................................  49,811  59,498
                                                                ------- -------
Income before income taxes.....................................  21,916  13,530
Income tax expense.............................................   8,397   5,182
                                                                ------- -------
Net income..................................................... $13,519 $ 8,348
                                                                ------- -------
Pro forma net income per common share.......................... $       $
                                                                ======= =======


                            See accompanying notes.

                        MONEYGRAM PAYMENT SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                SIX MONTHS
                                                              ENDED JUNE 30,
                                                              ---------------
                                                               1995     1996
                                                              -------  ------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income................................................... $13,519  $8,348
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Direct depreciation and amortization expense*..............   1,445   2,448
  Other noncash charges......................................     (27)    (38)
  Changes in operating assets and liabilities:
    Assets restricted to settlement of MoneyGram
     transactions............................................  (1,213)  3,477
    Accounts receivable......................................    (202)   (165)
    Prepaid and other assets.................................     (78)    (24)
    Liabilities relating to unsettled MoneyGram transactions.   1,213  (3,477)
    Accounts payable and other liabilities...................  (3,323) (1,903)
                                                              -------  ------
Net cash provided by operating activities....................  11,334   8,666
                                                              -------  ------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of signage and equipment............................  (3,127) (1,781)
Costs of acquiring Agent Contracts...........................  (1,214) (8,003)
                                                              -------  ------
Net cash used by investing activities........................  (4,341) (9,784)
                                                              -------  ------
CASH FLOWS FROM FINANCING ACTIVITIES
Net transfer from/(to) IPS...................................  (6,993)  1,118
                                                              -------  ------
Net cash provided/(used) by financing activities.............  (6,993)  1,118
                                                              -------  ------
Net change in cash and cash equivalents...................... $   --   $  --
                                                              =======  ======

--------
   *Relates only to MoneyGram assets as reflected on the accompanying balance sheet.


                            See accompanying notes.

                        MONEYGRAM PAYMENT SYSTEMS, INC.

                  STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                                                       TOTAL
                                        COMMON CAPITAL ACCUMULATED STOCKHOLDER'S
                                        STOCK  SURPLUS   DEFICIT      EQUITY
                                        ------ ------- ----------- -------------
Balance December 31, 1995..............  $--   $11,625  $(10,456)     $ 1,169
  Net income...........................   --       --      8,348        8,348
  Capital contribution from IPS........   --     1,118       --         1,118
                                         ----  -------  --------      -------
Balance June 30, 1996..................  $--   $12,743  $ (2,108)     $10,635
                                         ====  =======  ========      =======



                            See accompanying notes.

                        MONEYGRAM PAYMENT SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)

  1. The financial statements of MoneyGram Payment Systems, Inc. ("the Company") should be read in conjunction with the Company's financial statements for the year ended December 31, 1995. Significant accounting policies disclosed therein have not changed. For interim reporting purposes during 1995, the Company allocated advertising and promotion expenses based on transaction volumes. For the six months ended June 30, 1996, advertising and promotion expenses reflect actual expenses incurred during the period as the Company believes this is a more objective method of accounting under its current circumstances, which circumstances include the minimum spending on advertising and promotion required under the Hold Separate Agreement with the Federal Trade Commission and the Company's emergence as an independent publicly-held entity. Advertising and promotion expenses for the six months ended June 30, 1996 would have been approximately $1.5 million less if the Company continued to allocate these costs for interim reporting purposes based on transaction volumes. The impact of this change was to decrease net income and pro forma net income per common share by approximately $0.9 million and
$   , respectively.

  The financial statements are unaudited; however, in the opinion of management, they include all normal recurring adjustments necessary for a fair presentation of the financial position of the Company at June 30, 1996 and the results of its operations and cash flows for the six months ended June 30, 1996 and 1995. Results of operations reported for interim periods are not necessarily indicative of results for the entire year.

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Issued October 4, 1996
                                      LOGO
                                          Shares
                        MoneyGram Payment Systems, Inc.

                                  COMMON STOCK
                                  ----------

OF THE             SHARES OF COMMON  STOCK BEING OFFERED HEREBY,            ARE
 BEING  OFFERED  INITIALLY  OUTSIDE  THE  UNITED  STATES  AND  CANADA  BY  THE
  INTERNATIONAL UNDERWRITERS  AND             ARE BEING  OFFERED INITIALLY  IN
  THE UNITED  STATES AND CANADA BY  THE U.S. UNDERWRITERS. ALL OF  THE SHARES
   OF COMMON STOCK BEING OFFERED HEREBY ARE BEING SOLD BY INTEGRATED PAYMENT
    SYSTEMS, INC. ("IPS" OR THE "SELLING STOCKHOLDER"), A WHOLLY OWNED SUBSIDIARY OF FIRST DATA CORPORATION. SEE "SELLING STOCKHOLDER." THE
     COMPANY WILL  NOT RECEIVE ANY  OF THE NET  PROCEEDS FROM  THE SALE OF
      SHARES OF COMMON STOCK OFFERED HEREBY. PRIOR TO THE OFFERING,  THERE
      HAS BEEN  NO PUBLIC MARKET FOR THE COMMON STOCK  OF THE COMPANY. IT
       IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE PER
        SHARE WILL  BE BETWEEN  $   AND  $  . SEE  "UNDERWRITERS" FOR  A
        DISCUSSION  OF   THE  FACTORS  CONSIDERED  IN  DETERMINING  THE
         INITIAL PUBLIC OFFERING PRICE.

                                  ----------

     THE COMMON STOCK HAS BEEN APPROVED FOR
          LISTING ON THE NEW YORK STOCK
          EXCHANGE ("NYSE"), SUBJECT TO
       OFFICIAL NOTICE OF ISSUANCE, UNDER
                THE SYMBOL "MNE."

                                  ----------

     SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR INFORMATION THAT SHOULD BE
                   CONSIDERED BY PROSPECTIVE INVESTORS.

                                  ----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ----------

                               PRICE $    A SHARE

                                  ----------

                                                   UNDERWRITING   PROCEEDS TO
                                        PRICE TO  DISCOUNTS AND     SELLING
                                         PUBLIC   COMMISSIONS(1) STOCKHOLDER(2)
                                        --------  -------------- -------------
Per Share.............................  $            $              $
Total(3).............................. $            $             $

-----
  (1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

  (2) Before deducting expenses payable by the Selling Stockholder estimated at $2,100,000.
  (3) The Selling Stockholder has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an
      aggregate of           additional shares of Common Stock at the price to
      public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and
      commissions and proceeds to Selling Stockholder will be $      ,
      $      , and $      , respectively. See "Underwriters."

                                  ----------

  The shares of Common Stock are offered,subject to prior sale, when as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock will be made on or about
      , 1996 at the office of Morgan Stanley & Co. Incorporated, New York, NY, against payment therefor in immediately available funds.

                                  ----------

MORGAN STANLEY & CO.
        International
          CS FIRST BOSTON
                     LEHMAN BROTHERS
                                SMITH BARNEY INC.

           , 1996

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The expenses (other than underwriting discounts and commissions) payable in connection with the sale of the Common Stock offered hereby (including the Common Stock which may be issued pursuant to the over-allotment option) are as follows:

                                                                      AMOUNT
                                                                    ----------
      SEC registration fee......................................... $  182,691
      NASD filing fee..............................................     30,500
      New York Stock Exchange listing fee..........................    200,000*
      Printing and engraving expenses..............................    150,000*
      Legal fees and expenses......................................    700,000*
      Accounting fees and expenses.................................    700,000*
      Blue Sky fees and expenses (including legal fees and
       expenses)...................................................     15,000*
      Transfer agent and registrar fees and expenses...............     25,000*
      Miscellaneous................................................     96,809*
                                                                    ----------
          Total.................................................... $2,100,000
                                                                    ==========

     --------
     *Estimated

  The Selling Stockholder will bear all expenses shown above.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law ("DGCL") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

  In accordance with Section 102(b)(7) of the DGCL, the Company's Certificate of Incorporation provides that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for
(i) breaches of their duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) certain transactions under Section 174 of the DGLC (unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) transactions from which a director derives an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any actions involving gross negligence.

  The Certificate of Incorporation and the By-laws of the Company provide for indemnification of the Company's officers and directors to the fullest extent permitted by applicable law, except that the By-laws provide that the Company is required to indemnify an officer or director in connection with a proceeding initiated by such person only if the proceeding was authorized by the Board of Directors of the Company. In addition, the Company maintains insurance policies which provide coverage for its officers and directors in certain situations where the Company cannot directly indemnify such officers or directors.

  The Underwriting Agreement provides for indemnification of directors and officers of the Company by the Underwriters against certain liabilities.

  Pursuant to Section 145 of the DGCL and the Certificate of Incorporation and the By-laws of the Company, the Company maintains directors' and officers' liability insurance coverage.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  In the three years preceding the filing of this Registration Statement, the Company has issued the following securities that were not registered under the Securities Act of 1933, as amended (the "Securities Act").

  In connection with the incorporation and organization of the Company on January 4, 1996, 100 shares of Common Stock were issued to IPS, the sole stockholder of the Company, in exchange for $2,000. In connection with the Contribution Agreement, prior to the consummation of the Offering, the Company
will issue            shares of Common Stock to IPS.

  No Underwriters were involved in the foregoing sales of Common Stock. Such sales were made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to transactions by an issuer not involving any public offering or the rules and regulations thereunder. All of such shares of Common Stock are deemed restricted securities within the meaning of Rule 144 under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) EXHIBITS:

      EXHIBIT
        NO.                                DESCRIPTION
      -------                              -----------
      1.1*     --Form of Underwriting Agreement.
      2.1*     --Form of Contribution Agreement among the Company, First Data Corporation and Integrated Payment Systems Inc.
      3.1*     --Certificate of Incorporation of the Company, as amended.
      3.2**    --By-laws of the Company.
      5.1*     --Form of Opinion of Sidley & Austin as to the legality of the shares of
                Common Stock being offered.
      8.1***   --Opinion of Sidley & Austin as to certain tax matters.
      9.1*     --Form of Irrevocable Voting Trust Agreement.
     10.1*     --Form of Operations Agreement among the Company and Integrated Payment
                Systems Inc. and First Data Technologies, Inc.
     10.2*     --Form of Software License Agreement between the Company and Integrated
                Payment Systems Inc.
     10.3*     --Form of Registration Rights Agreement between the Company and Integrated
                Payment Systems Inc.
     10.4*     --Form of Service Mark License Agreement among Western Union Financial
                Services, Inc., Integrated Payment Systems Inc. and MoneyGram Payment
                Systems, Inc.
     10.5*     --Form of Human Resources Agreement among the Company, Integrated Payment
                Systems Inc. and First Data Corporation.
     10.6*     --Form of Telecommunications Services Sharing Agreement between the
                Company and First Data Corporation.
     10.7***   --Agreement among American Express Travel Related Services Company, Inc.,
                Banco Nacional de Mexico, S.N.C., and California Commerce Bank, as
                amended.
     10.8*     --Form of 1996 Stock Option Plan of the Company.
     10.9*     --Form of 1996 Broad-Based Stock Option Plan.

     EXHIBIT
       NO.                                    DESCRIPTION
     -------                                  -----------
     10.10*    --Lease Agreement between the Company and the Mutual Life Insurance
                Company of New York in respect of certain facilities located in Lakewood,
                Colorado.
     10.11*    --Form of Short-Term Working Capital Facility between First Data
                Corporation and the Company.
     15.1*     --Letter from Ernst & Young LLP re: unaudited interim financial information
     18.1**    --Letter from Ernst & Young LLP re: change in accounting principle
     23.1*     --Consent of Ernst & Young LLP.
     23.2      --Consent of Sidley & Austin (included in Exhibit 5.1).
     24.1      --Powers of Attorney (see page II-4).
     27.1*     --Financial Data Schedule.
     99.1**    --Agreement containing Consent Order dated August 28, 1995 and Hold
                Separate Agreement dated September 20, 1995, each between First Data
                Corporation and the Federal Trade Commission.
     99.2*     --Consent of Brian J. Fitzpatrick.
     99.3*     --Consent of William Guth.
     99.4*     --Consent of Sanford Miller.
     99.5*     --Consent of James F. Calvano.
     99.6*     --Consent of John M. Fowler.

--------
  *Filed herewith.
 **Previously filed.
 ***To be filed.

  (b) FINANCIAL STATEMENT SCHEDULES:

  All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required under the related instructions, are not applicable or the information has been provided in the Financial Statements, or the notes thereto, included in this Registration Statement.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes (1) to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on October 4, 1996.

                                          MONEYGRAM PAYMENT SYSTEMS, INC.

                                                /s/ Paul A. Seader

                                          By: _________________________________
                                                      Paul A. Seader
                                              Chairman of the Board and Chief
                                                     Executive Officer

                       POWER OF ATTORNEY AND SIGNATURES

  We, the undersigned officers and directors of MoneyGram Payment Systems, Inc. hereby severally constitute and appoint David Treinen and John Zieser, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this registration statement, and generally to do all things in our names and on our behalf in such capacities to enable the Company to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                            TITLE(S)                       DATE
             ---------                            --------                       ----
       /s/ Paul A. Seader            Chairman of the Board and Chief           10/4/96
____________________________________   Executive (Principal Executive
           Paul A. Seader              Officer)

        /s/ Robbin Ayers             Director and President                    10/4/96
____________________________________
            Robbin Ayers

        /s/ David Treinen            Director and Vice President and           10/4/96
____________________________________   Chief Financial Officer (Principal
           David Treinen               Financial and Accounting Officer)

         /s/ John Zieser             Director and Vice President and           10/4/96
____________________________________   Secretary
            John Zieser


                                 EXHIBIT INDEX

                                                                       SEQUENTIAL
  EXHIBIT                                                                 PAGE
    NO.                          DESCRIPTION                             NUMBER
  -------                        -----------                           ----------
  1.1*     --  Form of Underwriting Agreement.
  2.1*     --  Form of Contribution Agreement among the Company,
                First Data Corporation and
                Integrated Payment Systems Inc.
  3.1*     --  Certificate of Incorporation of the Company, as
                amended.
  3.2**    --  By-laws of the Company.
  5.1*     --  Form of Opinion of Sidley & Austin as to the legal-
                ity of the shares of Common Stock being offered.
  8.1***   --  Opinion of Sidley & Austin as to certain tax mat-
                ters.
  9.1*     --  Form of Irrevocable Voting Trust Agreement.
 10.1*     --  Form of Operations Agreement among the Company and
                Integrated Payment Systems Inc. and First Data
                Technologies, Inc.
 10.2*     --  Form of Software License Agreement between the Com-
                pany and Integrated Payment Systems Inc.
 10.3*     --  Form of Registration Rights Agreement between the
                Company and Integrated Payment Systems Inc.
 10.4*     --  Form of Service Mark License Agreement among West-
                ern Union Financial Services, Inc., Integrated
                Payment Systems Inc. and MoneyGram Payment Sys-
                tems, Inc.
 10.5*     --  Form of Human Resources Agreement among the Compa-
                ny, Integrated Payment
                Systems Inc. and First Data Corporation.
 10.6*     --  Form of Telecommunications Services Sharing Agree-
                ment between the Company and First Data Corpora-
                tion.
 10.7***   --  Agreement among American Express Travel Related
                Services Company, Inc., Banco Nacional de Mexico,
                S.N.C., and California Commerce Bank, as amended.
 10.8*     --  Form of 1996 Stock Option Plan of the Company.
 10.9*     --  Form of 1996 Broad-Based Stock Option Plan.
 10.10*    --  Lease Agreement between the Company and the Mutual
                Life Insurance Company of New York in respect of
                certain facilities located in Lakewood, Colorado.
 10.11*    --  Form of Short-Term Working Capital Facility between
                First Data Corporation and the Company.
 15.1*     --  Letter from Ernst & Young LLP re: unaudited interim
                financial information.
 18.1**    --  Letter from Ernst & Young LLP re: change in ac-
                counting principle.
 23.1*     --  Consent of Ernst & Young LLP.
 23.2      --  Consent of Sidley & Austin (included in Exhibit 5.1).
 24.1      --  Powers of Attorney (see page II-4).
 27.1*     --  Financial Data Schedule.
 99.1**    --  Agreement containing Consent Order dated August 28,
                1995 and Hold Separate
                Agreement dated September 20, 1995, each between
                First Data Corporation and the Federal Trade Com-
                mission.
 99.2*     --  Consent of Brian J. Fitzpatrick.
 99.3*     --  Consent of William Guth.
 99.4*     --  Consent of Sanford Miller.
 99.5*     --  Consent of James F. Calvano.
 99.6*     --  Consent of James M. Fowler.

--------
*  Filed herewith.
** Previously filed.
***To be filed.